UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May     , 2007
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date May 25, 2007	By	/s/ Harsya Denny Suryo

(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2006,
AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2f,6,46	5,374,684	8,315,836	923,982
Temporary investments	2c,2g,46	22,064	84,492	9,388
Trade receivables	2c,2h,7,46
Related parties — net of allowance for doubtful accounts of Rp84,275 million in 2005 and Rp85,053 million in 2006		530,370	520,689	57,854
Third parties — net of allowance for doubtful accounts of Rp601,393 million in 2005 and Rp699,736 million in 2006		3,047,539	3,196,588	355,176
Other receivables — net of allowance for doubtful accounts of Rp4,402 million in 2005 and Rp1,685 million in 2006	2c,2h,46	153,247	147,735	16,415
Inventories — net of allowance for obsolescence of Rp48,347 million in 2005 and Rp48,098 million in 2006	2i,8	220,327	213,329	23,703
Prepaid expenses	2c,2j,9,46	777,869	1,073,329	119,259
Claim for tax refund	40a	—	359,582	39,954
Prepaid taxes	40b	18,913	2,390	266

Other current assets	2c,10,46	159,537	6,822	758

Total Current Assets		10,304,550	13,920,792	1,546,755

NON-CURRENT ASSETS
Long-term investments — net	2g,11	101,400	89,197	9,911
Property, plant and equipment — net of accumulated depreciation of Rp37,092,663 million in 2005 and Rp45,043,380 million in 2006	2k,2l,12	45,643,243	54,267,060	6,029,673
Property, plant and equipment under revenue- sharing arrangements — net of accumulated depreciation of Rp458,234 million in 2005 and Rp493,381 million in 2006	2m,13,49	549,405	965,632	107,292
Prepaid pension benefit cost	2r,43c	640	103	11
Advances and other non-current assets	2c,2k,14,46	946,037	1,454,283	161,587
Goodwill and other intangible assets — net of accumulated amortization of Rp2,764,187 million in 2005 and Rp3,708,590 million in 2006	2x,5,15	4,493,272	4,436,605	492,956
Escrow accounts	2c,16,46	132,497	2,073	230

Total Non-current Assets		51,866,494	61,214,953	6,801,660

TOTAL ASSETS		62,171,044	75,135,745	8,348,415

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
AS OF DECEMBER 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,17,46
Related parties		1,014,389	1,116,496	124,055
Third parties		4,281,285	5,801,457	644,606
Other payables		6,677	9,219	1,024
Taxes payable	2s,40c	2,469,765	2,569,002	285,446
Dividends payable		3,276	1,380	153
Accrued expenses	2c,18,46	1,521,247	3,475,698	386,189
Unearned income	19	1,592,718	2,037,772	226,419
Advances from customers and suppliers		223,086	161,262	17,918
Short-term bank loans	2c,20,46	173,800	687,990	76,443
Current maturities of long-term liabilities	2c,21,46	2,226,925	4,675,409	519,490

Total Current Liabilities		13,513,168	20,535,685	2,281,743

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,40g	2,391,810	2,665,397	296,155
Unearned income on revenue-sharing arrangements	2m,13,49	425,484	817,174	90,797
Unearned initial investor payments under joint operation scheme	2n,48	7,311	—	—
Accrued long service awards	2c,2r,44,46	524,524	596,325	66,258
Accrued post-retirement health care benefits	2c,2r,45,46	3,048,021	2,945,728	327,303
Accrued pension and other post-retirement benefits costs	2r,43	1,330,664	1,070,622	118,958
Long-term liabilities — net of current maturities
Obligations under capital leases	2l,12	235,537	217,108	24,123
Two-step loans — related party	2c,22,46	4,760,199	4,006,935	445,215
Notes and bonds	23	1,456,669	—	—
Bank loans	2c,24,46	1,752,104	2,487,913	276,435
Deferred consideration for business combinations	25	3,127,959	3,537,082	393,009

Total Non-current Liabilities		19,060,282	18,344,284	2,038,253

MINORITY INTEREST	26	6,305,193	8,187,087	909,676

STOCKHOLDERS’ EQUITY
Capital stock — Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	1b,27	5,040,000	5,040,000	560,000
Additional paid-in capital	28	1,073,333	1,073,333	119,259
Treasury stock (118,376,500 shares)	2p,29	—	(952,211)	(105,801)
Difference in value of restructuring transactions between entities under common control	30	90,000	180,000	20,000
Difference due to change of equity in associated companies	2g	385,595	385,595	42,844
Unrealized holding gain (loss) from available-for-sale securities	2g	(748)	8,865	985
Translation adjustment	2g	233,253	227,669	25,297
Retained earnings
Appropriated		1,803,397	1,803,397	200,377
Unappropriated		14,667,571	20,302,041	2,255,782

Total Stockholders’ Equity		23,292,401	28,068,689	3,118,743

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		62,171,044	75,135,745	8,348,415

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2004	2005	2006
	Notes	Rp	Rp	Rp	US$ (Note 3)
OPERATING REVENUES
Telephone	2q,31
Fixed lines		10,645,021	10,781,252	10,979,033	1,219,893
Cellular		10,421,298	14,570,958	20,622,647	2,291,405
Interconnection — net	2q,32,46	6,187,981	7,742,084	8,681,461	964,607
Joint operation schemes	2n,33,48	656,614	588,647	489,414	54,379
Data and Internet	2q,34	4,808,742	6,934,324	9,065,187	1,007,243
Network	2q,35,46	654,309	586,636	718,738	79,860
Revenue-sharing arrangements	2m,36,49	280,576	302,282	415,477	46,163
Other telecommunications services		293,225	301,001	322,051	35,783

Total Operating Revenues		33,947,766	41,807,184	51,294,008	5,699,333

OPERATING EXPENSES
Personnel	37	4,909,965	6,563,047	8,513,765	945,974
Depreciation	2k,2l,2m,12,13,14	6,438,557	7,570,739	9,178,343	1,019,816
Write-down of assets	2k,12	—	616,768	—	—
Loss on procurement commitments	12	—	79,359	—	—
Operations, maintenance and telecommunication services	38,46	4,529,587	5,916,341	7,495,728	832,859
General and administrative	39	2,599,847	2,763,951	3,271,427	363,492
Marketing		881,930	1,126,229	1,241,504	137,946

Total Operating Expenses		19,359,886	24,636,434	29,700,767	3,300,087

OPERATING INCOME		14,587,880	17,170,750	21,593,241	2,399,246

OTHER INCOME (EXPENSES)
Interest income	46	317,941	344,686	654,984	72,776
Interest expense	46	(1,270,136)	(1,177,268)	(1,286,354)	(142,928)
Gain (loss) on foreign exchange — net	2e	(1,220,760)	(516,807)	836,328	92,925
Equity in net income (loss) of associated companies	2g,11	3,420	10,879	(6,619)	(735)
Others — net		331,050	409,184	202,025	22,447

Other income (expenses) — net		(1,838,485)	(929,326)	400,364	44,485

INCOME BEFORE TAX		12,749,395	16,241,424	21,993,605	2,443,731

TAX (EXPENSE) BENEFIT	2s,40d
Current tax		(4,267,111)	(5,719,644)	(7,097,202)	(788,578)
Deferred tax		88,585	535,757	57,275	6,364

		(4,178,526)	(5,183,887)	(7,039,927)	(782,214)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		8,570,869	11,057,537	14,953,678	1,661,517

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES — net	26	(1,956,301)	(3,063,971)	(3,948,101)	(438,678)

NET INCOME		6,614,568	7,993,566	11,005,577	1,222,839

BASIC EARNINGS PER SHARE	2t,41
Net income per share		328.10	396.51	547.15	60.79

Net income per ADS (40 Series B shares per ADS)		13,124.14	15,860.25	21,886.00	2,431.78

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T.TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change	Unrealized
			Additional	between entities	of equity	holding gain				Total
		Capital	paid-in	under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2004		5,040,000	1,073,333	(7,288,271)	385,595	—	224,232	1,559,068	13,700,255	14,694,212

Unrealized holding gain on available-for-sale securities	2g	—	—	—	—	884	—	—	—	884

Foreign currency translation of associated company	2g	—	—	—	—	—	5,363	—	—	5,363

Resolved during the Annual General Meeting of the Stockholders on July 30, 2004
Declaration of cash dividends	2w,42	—	—	—	—	—	—	—	(3,043,614)	(3,043,614)
Appropriation for general reserve	42	—	—	—	—	—	—	121,745	(121,745)	—

Declaration of interim cash dividends	2w,42	—	—	—	—	—	—	—	(143,377)	(143,377)

Net income for the year		—	—	—	—	—	—	—	6,614,568	6,614,568

Balance as of December 31, 2004		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	17,006,087	18,128,036

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change	Unrealized
			Additional	between entities	of equity	holding gain (loss)				Total
		Capital	paid-in	under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2005		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	17,006,087	18,128,036
Change in accounting policy for restructuring transactions between entities under common control	4,30	—	—	7,288,271	—	—	—	—	(7,288,271)	—

Unrealized holding loss on available-for-sale securities	2g	—	—	—	—	(1,632)	—	—	—	(1,632)

Foreign currency translation of associated company	2g,11	—	—	—	—	—	3,658	—	—	3,658

Compensation for early termination of exclusive rights	30	—	—	90,000	—	—	—	—	—	90,000

Resolved during the Annual General Meeting of the Stockholders on June 24, 2005
Declaration of cash dividends	2w,42	—	—	—	—	—	—	—	(2,921,227)	(2,921,227)
Appropriation for general reserve	42	—	—	—	—	—	—	122,584	(122,584)	—

Net income for the year		—	—	—	—	—	—	—	7,993,566	7,993,566

Balance as of December 31, 2005		5,040,000	1,073,333	90,000	385,595	(748)	233,253	1,803,397	14,667,571	23,292,401

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah)

					Difference in
					value of
					restructuring	Difference
					transactions	due to change	Unrealized
			Additional		between entities	of equity	holding gain (loss)				Total
		Capital	paid-in		under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	Treasury stock	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2006		5,040,000	1,073,333	—	90,000	385,595	(748)	233,253	1,803,397	14,667,571	23,292,401

Unrealized holding gain on available-for-sale securities	2g	—	—	—	—	—	9,613	—	—	—	9,613

Foreign currency translation of associated company	2g,11	—	—	—	—	—	—	(5,584)	—	—	(5,584)

Compensation for early termination of exclusive rights	30	—	—	—	90,000	—	—	—	—	—	90,000

Resolved during the Annual General Meeting of the Stockholders on June 30, 2006
Declaration of cash dividends	2w,42	—	—	—	—	—	—	—	—	(4,400,090)	(4,400,090)

Payment of interim cash dividends	2w,42	—	—	—	—	—	—	—	—	(971,017)	(971,017)

Treasury stock acquired — at cost	29	—	—	(952,211)	—	—	—	—	—	—	(952,211)

Net income for the year		—	—	—	—	—	—	—	—	11,005,577	11,005,577

Balance as of December 31, 2006		5,040,000	1,073,333	(952,211)	180,000	385,595	8,865	227,669	1,803,397	20,302,041	28,068,689

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2004	2005	2006
	Rp	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	10,084,558	10,668,915	10,673,901	1,185,989
Cellular	10,497,763	14,825,437	20,842,406	2,315,823
Interconnection — net	5,766,444	7,403,322	8,655,917	961,768
Joint operation schemes	547,487	614,652	596,423	66,269
Data and Internet	4,973,559	6,952,323	8,914,019	990,447
Other services	1,689,941	1,445,668	1,285,275	142,808

Total cash receipts from operating revenues	33,559,752	41,910,317	50,967,941	5,663,104
Cash payments for operating expenses	(12,270,643)	(14,954,742)	(16,465,320)	(1,829,480)
Cash receipt (refund) from/to customers	(78,028)	(55,343)	(57,580)	(6,398)

Cash generated from operations	21,211,081	26,900,232	34,445,041	3,827,226

Interest received	321,677	341,848	642,959	71,440
Income tax paid	(4,132,359)	(4,938,916)	(7,175,681)	(797,298)
Interest paid	(1,348,919)	(1,200,484)	(1,217,131)	(135,237)

Net Cash Provided by Operating Activities	16,051,480	21,102,680	26,695,188	2,966,131

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	285,264	227,633	46,081	5,120
Purchase of temporary investments and placements in time deposits	(404,268)	(226,054)	(98,896)	(10,988)
Proceeds from sale of property, plant and equipment	67,196	84,621	17,269	1,919
Proceeds from insurance claim	—	27,580	—	—
Acquisition of property, plant and equipment	(8,568,862)	(12,106,930)	(15,900,628)	(1,766,736)
Increase in advances for the purchase of property, plant and equipment	(1,063,382)	(212,187)	(293,920)	(32,658)
Decrease in advances and others	123,026	874	38,395	4,266
Business combinations, net of cash (paid) acquired	(27,797)	(4,000)	143,648	15,961
Acquisition of intangible assets	—	—	(436,000)	(48,444)
Proceeds from sale of long-term investments	—	—	22,561	2,507
Cash dividends received	—	—	382	42
Acquisition of long-term investments	(9,290)	(4,250)	—	—

Net Cash Used in Investing Activities	(9,598,113)	(12,212,713)	(16,461,108)	(1,829,011)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(3,129,225)	(2,980,640)	(5,371,102)	(596,789)
Cash dividends paid to minority shareholders of subsidiaries	(682,366)	(1,694,261)	(2,067,696)	(229,744)
Increase in escrow accounts	(1,341,546)	(96,216)	(2,073)	(230)
Proceeds from short-term borrowings	1,062,183	739,153	1,020,000	113,333
Repayments of short-term borrowings	—	(1,733,862)	(507,133)	(56,348)
Payments for debt issuance cost	(2,394)	—	—	—
Proceeds from Medium-term Notes	1,080,000	—	—	—
Repayments of Medium-term Notes	—	(470,000)	(145,000)	(16,111)
Redemption of Telkomsel’s notes	(504,101)	(780,565)	—	—
Proceeds from long-term borrowings	2,386,748	569,995	2,532,313	281,368
Repayments of long-term borrowings	(5,734,156)	(1,723,126)	(1,674,516)	(186,057)
Payment for purchase of treasury stock	—	—	(952,211)	(105,801)
Repayments of promissory notes	(40,008)	(164,186)	(201,307)	(22,368)
Repayments of obligations under capital leases	—	(5,643)	(14,095)	(1,566)

Net Cash Used in Financing Activities	(6,904,865)	(8,339,351)	(7,382,820)	(820,313)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(451,498)	550,616	2,851,260	316,807

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	213,149	(32,055)	89,892	9,988

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,094,472	4,856,123	5,374,684	597,187

CASH AND CASH EQUIVALENTS AT END OF YEAR	4,856,123	5,374,684	8,315,836	923,982

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2004	2005	2006
	Rp	Rp	Rp	US$ (Note 3)
SUPPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing activities:
Payment of insurance premium through the incurrence of long-term debt	11,658	—	—	—
Acquisition of minority interest through the issuance of Promissory Notes	126,692	—	—	—
Acquisition of business through the incurrence of long-term liability	3,257,566	—	1,770,925	196,769
Acquisition of property, plant and equipment through capital leases	—	257,380	8,440	938
Exchange of property, plant and equipment	—	—	440,358	48,929
Acquisition of property, plant and equipment through incurrence of payable	3,029,489	3,786,014	4,540,200	504,467
Acquisition of property, plant and equipment through Revenue-Sharing Arrangements	330,633	201,833	543,651	60,406
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL
a.	Establishment and General Information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and published in State Gazette No. 52 dated April 3, 1884.

In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the most recent amendment based on notarial deed No. 4 dated April 6, 2006 of A. Partomuan Pohan, S.H., LLM. and was published in State Gazette of the Republic of Indonesia No. 51 dated June 27, 2006, Supplement No. 666, among others, to amend the directors’ and commissioners’ authorities and responsibilities.

In accordance with Article 3 of its articles of association, the scope of the Company’s activities is as follows:
1.	The Company’s objective is to provide telecommunications and information facilities and services, in accordance with prevailing regulations.

2.	To achieve the above objective, the Company is involved in the following activities:
i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Performing activities and other undertakings in connection with the utilization and development of the Company’s resources and optimizing the utilization of the Company’s property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.
The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

The Company’s business in the provision of domestic telecommunications services including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunications facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, in 1995, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”) (Note 5).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

Pursuant to Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). Government Regulation No. 8/1993, concerning the provision of telecommunications services, further regulates that cooperation to provide basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.

The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia (“MTPT”), through two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services.

Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunications services for a minimum period of 10 years. The exclusive rights also applied to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights did not affect the Company’s right to provide other domestic telecommunications services.

Under Law No. 36/1999 on Telecommunications, which took effect from September 2000, telecommunications activities cover:
i.	Telecommunications networks

ii.	Telecommunications services

iii.	Special telecommunications
National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, government agencies and legal entities other than telecommunications networks and service providers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

Under Law No. 36/1999, activities that result in monopolistic practices and unfair competition are prohibited. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

Based on press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 from the Director General of Post and Telecommunications and the correction thereto No. 1718/UM/VIII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local and domestic long-distance fixed-line telecommunications services, which initially would expire in December 2010 and December 2005, respectively, were shortened to expire in August 2002 and August 2003, respectively. In return, the Government was required to pay compensation to the Company (Note 30).

Based on a press release from the Coordinating Minister of Economics dated July 31, 2002, the Government decided to terminate the Company’s exclusive rights as a network provider for local and long-distance services with effect from August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and long-distance telecommunications services.

On May 13, 2004, pursuant to the Ministry of Communications Decree No. KP. 162/2004, the Company was granted a commercial license to provide International Direct Dialing (IDD) services.

Based on the resolution of the Annual General Meeting of Stockholders, the minutes of which have been summarized by deed No. 36 dated June 24, 2005 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of December 31, 2005 and 2006 was as follows:

President Commissioner	:	Tanri Abeng
Commissioner	:	Anggito Abimanyu
Commissioner	:	Gatot Trihargo
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono

President Director	:	Arwin Rasyid
Vice President Director / Chief Operating Officer	:	Garuda Sugardo
Director of Finance	:	Rinaldi Firmansyah
Director of Network and Solution	:	Abdul Haris
Director of Enterprise and Wholesale	:	Arief Yahya
Director of Human Resources	:	John Welly
Director of Consumer	:	Guntur Siregar

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

Subsequently, based on Extraordinary General Meeting of Stockholders, the minutes of which have been summarized by deed No. 45/II/2007 dated February 28, 2007 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors was as follows:

President Commissioner	:	Tanri Abeng
Commissioner	:	Anggito Abimanyu
Commissioner	:	Gatot Trihargo
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono

President Director	:	Rinaldi Firmansyah
Director of Finance	:	Sudiro Asno
Director of Network and Solution	:	I Nyoman Gede Wiryanata
Director of Enterprise and Wholesale	:	Arief Yahya
Director of Human Capital and General Affairs	:	Faisal Syam
Director of Consumer	:	Ermady Dahlan
Chief Information Technology Officer	:	Indra Utoyo
Director of Compliance and Risk Management	:	Prasetio
As of December 31, 2005 and 2006, the Company had 28,179 employees and 27,658 employees, respectively, while the subsidiaries had 5,825 employees and 6,363 employees, respectively.

b.	Public offering of shares of the Company

The Company’s total number of shares immediately prior to its initial public offering was 8,400,000,000, which consisted of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, all of which were owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, the Government sold the Company’s shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government. A share offering was also conducted on the New York Stock Exchange (“NYSE”) and London Stock Exchange (“LSE”) for 700,000,000 Series B shares owned by the Government, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represented 20 Series B shares at that time.

In December 1996, the Government completed a block sale of 388,000,000 Series B shares, and later in 1997, distributed 2,670,300 Series B shares as an incentive to stockholders who did not sell their shares within one year from the date of the initial public offering. In May 1999, the Government sold 898,000,000 Series B shares.

Under Law No. 1/1995 on Limited Liability Companies, the minimum total par value of the Company’s issued shares of capital stock must be at least 25% of the total par value of the Company’s authorized capital stock, or in the Company’s case Rp5,000,000 million. To comply with the Law, it was resolved at the Annual General Meeting of Stockholders on April 16, 1999 to increase the issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital. The bonus shares were distributed to the existing stockholders in August 1999.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
b.	Public offering of shares of the Company (continued)

In December 2001, the Government conducted another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold 312,000,000 shares or 3.1% of the total outstanding Series B shares.

On July 30, 2004, the Annual General Meeting of Stockholders, the minutes of which were notarized by deed No. 26 dated July 30, 2004 of A. Partomuan Pohan, S.H., LLM., resolved to decrease the par value of the Company’s shares from Rp500 to Rp250 by means of a 2-for-1 stock split. The Series A Dwiwarna share with par value of Rp500 was split to one Series A Dwiwarna share with par value of Rp250 and one Series B share with par value of Rp250. As a result of the stock split, the number of the Company’s authorized capital stock increased from one Series A Dwiwarna share and 39,999,999,999 Series B shares to one Series A Dwiwarna share and 79,999,999,999 Series B shares, and the number of the Company’s issued capital stock increased from one Series A Dwiwarna share and 10,079,999,639 Series B shares to one Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized the plan to repurchase up to a maximum of 5% of the Company’s issued Series B shares for a total repurchase amount not exceeding Rp5,250,000 million. Up to May 24, 2007, the Company has repurchased 201,540,500 shares of the Company’s issued and outstanding Series B shares, representing approximately 1.0% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp1,734,580 million, including the broker and custodian fees (Note 29).

As of December 31, 2006, all of the Company’s Series B shares were listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 37,187,806 ADS shares were listed on the NYSE and LSE.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries

The Company has consolidated the following direct subsidiaries in Indonesia which it controls as a result of its majority ownership:

			Percentage of		Start of	Total Assets
			Ownership		Commercial	Before Eliminations
Subsidiaries	Domicile	Nature of Business	2005	2006	Operations	2005	2006
			%	%
PT Pramindo Ikat Nusantara	Medan	Telecommunications construction & services	100	100	1995	1,356,634	1,372,524
PT AriaWest International	Jakarta	Telecommunications	100	100	1995	1,127,785	806,542
PT Multimedia Nusantara	Jakarta	Multimedia	100	100	1998	53,738	94,187
PT Graha Sarana Duta	Jakarta	Real estate, construction and services	99.99	99.99	1982	101,910	134,840
PT Dayamitra Telekomunikasi	Jakarta	Telecommunications	100	100	1995	622,662	503,299
PT Indonusa Telemedia	Jakarta	Pay TV	96	96	1997	66,445	66,862
PT Telekomunikasi Selular	Jakarta	Telecommunications	65	65	1995	25,754,321	37,300,784
PT Napsindo Primatel Internasional	Jakarta	Telecommunications	60	60	1999	7,884	6,297
PT Infomedia Nusantara	Jakarta	Data and information service	51	51	1984	376,160	437,028
     The Company has also consolidated the following indirect subsidiaries:

				Ownership
				Percentage by		Start of
			Nature of	Subsidiaries		Commercial
Indirect Subsidiaries	Stockholders	Domicile	Business	2005	2006	Operations
				%	%
Telekomunikasi Selular Finance Limited	PT Telekomunikasi Selular	Mauritius	Finance	100	100	2002
Telkomsel Finance B.V.	PT Telekomunikasi Selular	Netherlands	Finance	100	100	2005
Aria West International Finance B.V.	PT AriaWest International	Netherlands	Finance	100	100	1996
PT Balebat Dedikasi Prima	PT Infomedia Nusantara	Indonesia	Printing	51	65	2000
PT Finnet Indonesia	PT Multimedia Nusantara	Indonesia	Banking data and communication	—	60	2006

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Pramindo Ikat Nusantara (“Pramindo”)

Pramindo is the investor in KSO I, the joint operating scheme that provides telecommunications services in Sumatra. On April 19, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) (as amended on August 1, 2002) to acquire 100% of the issued and paid-up share capital of Pramindo. The Company acquired control of Pramindo on August 15, 2002, the date when the Company entered into a Stockholders Voting Agreement pursuant to which the Company obtained the right to vote all Pramindo’s shares and the right to nominate all the members of the Board of Directors and Board of Commissioners of Pramindo (Note 5b).

PT AriaWest International (“AWI”)

AWI is the investor in KSO III, the joint operating scheme that provides telecommunication services in West Java. On May 8, 2002, the Company entered into a Conditional Sale and Purchase Agreement to acquire 100% of the issued and paid-up capital of AWI. The acquisition was effective on July 31, 2003, the date when the Company entered into the First Amendment to the Conditional Sale and Purchase Agreement with the stockholders of AWI in which both parties agreed to the Company’s acquisition of AWI (Note 5c).

On March 6, 2007, the name of PT Aria West International has been changed to PT Telekomunikasi Indonesia International (Note 54b).

PT Multimedia Nusantara (“Metra”)

Metra is engaged in providing multimedia telecommunications services.

On July 21, 2005, the Annual General Meeting of Stockholders of Metra resolved to issue additional share capital totaling Rp26,000 million to the Company. The Company paid the entire amount on October 21, 2005.

PT Graha Sarana Duta (“GSD”)

GSD is currently engaged primarily in leasing of offices as well as providing building management and maintenance services, civil consultant and developer.

On April 6, 2001, the Company acquired its 99.99% ownership interest in GSD from Koperasi Mitra Duta and Dana Pensiun Bank Duta, for a purchase consideration of Rp119,000 million. This acquisition resulted in goodwill of Rp106,348 million which was amortized over a period of five years (Note 15).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Dayamitra Telekomunikasi (“Dayamitra”)

Dayamitra is the investor in KSO VI, the joint operating scheme that provides telecommunications services in Kalimantan. The Company’s acquisition of a 90.32% ownership interest in Dayamitra was effective on May 17, 2001, the date when the Deed of Share Transfer was signed. The Company also entered into an Option Agreement to acquire the remaining 9.68% interest from the selling stockholders. On December 14, 2004, the Company exercised the option to acquire the remaining 9.68% outstanding shares of Dayamitra by entering into a Sale and Purchase Agreement with TM Communications (HK) Ltd. (Note 5a).

PT Indonusa Telemedia (“Indonusa”)

Indonusa is engaged in providing pay television and content services.

On August 8, 2003, the Company increased its investment in Indonusa from 57.5% to 88.08% through a share-swap agreement with PT Centralindo Pancasakti Cellular (“CPSC”) (Note 11c).

Pursuant to the extraordinary meeting of stockholders of Indonusa on October 29, 2003, Indonusa agreed to convert its payable to the Company amounting to Rp13,500 million into 1,350,000 shares of Indonusa. Following such conversion, the Company’s ownership in Indonusa increased from 88.08% to 90.39%.

The Company purchased 5.29% of Indonusa’s shares from PT Megacell Media for Rp4,000 million, thereby increasing the Company’s ownership interest from 90.39% to 95.68% after the settlement of payment on November 22, 2005.

PT Telekomunikasi Selular (“Telkomsel”)

Telkomsel is engaged in providing telecommunications facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology on a nationwide basis.

The Company’s cross-ownership transaction with Indosat in 2001 increased the Company’s ownership interest in Telkomsel to 77.72% (Note 30).

On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement with Singapore Telecom Mobile Pte. Ltd. (“Singtel”). Pursuant to the agreement, the Company sold 23,223 ordinary registered shares of Telkomsel, representing 12.72% of the issued and paid-up capital of Telkomsel for a total consideration of US$429 million (equivalent to Rp3,948,945 million). This transaction reduced the Company’s ownership in Telkomsel from 77.72% to 65%.

Based on Decision Letter No.19/KEP/M.KOMINFO/2/2006 of the Minister of Communication and Information Technology dated February 14, 2006, the Government granted Telkomsel an IMT-2000 license in the 2.1 GHz frequency bandwidth for a ten year period (3G license), extendable subject to evaluation (Note 15 and 51c). In September 2006, Telkomsel started its commercial 3G service.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Telekomunikasi Selular (“Telkomsel”) (continued)

Based on the Decision Letter No. 101/KEP/M.KOMINFO/10/2006 dated October 11, 2006 of the Minister of Communication and Information Technology, Telkomsel operating licenses were updated granting Telkomsel the rights to provide:
a.	Mobile telecommunication services with radio frequency bandwith in the 900 MHz and 1800 MHz bands;

b.	Mobile telecommunication services IMT-2000 with radio frequency bandwith in the 2.1 GHz bands (3G); and

c.	Basic telecommunication services.
PT Napsindo Primatel Internasional (“Napsindo”)

Napsindo is engaged in providing “Network Access Point” (NAP), “Voice Over Data” (VOD) and other related services.

Based on the notarial deed No. 47 dated December 30, 2002 of H. Yunardi, S.H., the Company purchased 28% of Napsindo’s shares from PT Info Asia Sukses Makmur Mandiri for US$4.9 million (equivalent to Rp43,620 million), thereby increasing the Company’s ownership interest from 32% to 60% after the settlement of payment on January 28, 2003. Starting January 13, 2006 Napsindo’s operation has ceased.

PT Infomedia Nusantara (“Infomedia”)

Infomedia is engaged in providing telecommunications information services and other information services in the form of print and electronic media. In 2002, Infomedia established a new line of business to provide call center services.

Telekomunikasi Selular Finance Limited (“TSFL”)

Telkomsel has 100% direct ownership interest in TSFL, a company established in Mauritius on April 22, 2002. TSFL’s objective is to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.

Telkomsel Finance B.V. (“TFBV”)

TFBV, a wholly owned subsidiary of Telkomsel, was established in Amsterdam, the Netherlands, on February 7, 2005, for the purpose of borrowing, lending and raising funds, including issuance of bonds, promissory notes or debt instruments.

Aria West International Finance B.V. (“AWI BV”)

AWI BV, a company established in the Netherlands, is a wholly owned subsidiary of AWI. AWI BV is engaged in rendering services in the field of trade and finance service.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Balebat Dedikasi Prima (“Balebat”)

Balebat is a company engaged in the printing business, domiciled in Bogor, Indonesia. On July 1, 2006 Infomedia purchased 14% of Balebat’s shares from other shareholders, thereby increasing Infomedia’s ownership interest from 51% to 65%.

PT Finnet Indonesia (“Finnet”)

Finnet is a company established in January 2006 that engaged in banking data and communication. Metra has 60% direct ownership interest in Finnet.

PT Pro Infokom Indonesia (“PII”)

On January 29, 2003, the Company together with PT Indonesia Comnets Plus, a subsidiary of Perusahaan Perseroan (Persero) PT Perusahaan Listrik Negara (“PLN”) and PT Prima Infokom Indonesia established PT Pro Infokom Indonesia (“PII”). The establishment was notarized by deed of A. Partomuan Pohan, S.H., LLM., notary in Jakarta, under Article of Association No. 24, dated January 29, 2003.

PII was established to develop a national information network system as the back-bone for the development of the Indonesian e-Government. PII was intended to maximize the utilization of both the Company’s and PLN’s existing infrastructures.

On January 20, 2005, the Company sold its entire 51% equity interest in PII to PT Prima Infokom Indonesia for Rp471 million. The revenues and expenses of PII as well as the related loss on the sale of the subsidiary were not significant to the consolidated statement of income.

d.	Authorization of the financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on May 24, 2007.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with accounting principles generally accepted in Indonesia.
a.	Basis for preparation of financial statements

The consolidated financial statements, except for the statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
a.	Basis for preparation of financial statements (continued)

Figures in the consolidated statements are rounded and presented in millions of Indonesian Rupiah (“Rp”), unless otherwise stated.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which every effective control is obtained and are no longer consolidated from the date of disposal.

All significant inter-company balances and transactions have been eliminated in consolidation.

c.	Transactions with related parties

The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (“PSAK”) No.7, “Related Party Disclosures”.

d.	Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for by using the purchase method of accounting. Intangible assets acquired in a purchase business combination are amortized over their respective contactual lives. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.

The Company continually assesses whether events or changes in circumtances have ocurred that would require revision of the remaining useful life of intangible assets and goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In July 2004, the Indonesian Financial Accounting Standard Board issued PSAK No.38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control”, (PSAK 38R). Under PSAK 38R, the acquisition transaction with entities under common control is accounted for using book value, in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

The balance of “Difference in value of restruturing transactions between entities under common control” is reclassified to retained earnings when the common control relationship has ceased (see Note 4).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
e.	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the balance sheet date, monetary assets and monetary liability balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the balance date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liability balances, were Rp9,825 and Rp9,835 to US$1, Rp11,638 and Rp11,652 to Euro1 and Rp83.78 and Rp83.89 to Japanese Yen1 as of December 31, 2005 and Rp8,995 and Rp9,005 to US$1, Rp11,839 and Rp11,853 to Euro1 and Rp75.58 and Rp75.68 to Japanese Yen1 as of December 31, 2006. Telkomsel used Bank Indonesia middle rate, which were Rp9,830 to US$ 1 and Rp11,660 to Euro1 as of December 31, 2005 and Rp9,020 to US$ 1 and Rp11,858 to as Euro1 of December 31, 2006. Management concludes that the difference of those exchange rates is not material to the consolidated financial statements.

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

f.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

g.	Investments
i.	Time deposits

Time deposits with maturities of more than three months are presented as temporary investments.

ii.	Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses from available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the income of the current year, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to income of the current year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Investments (continued)
iii.	Investments in associated companies

Investments in shares of stock in which the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has guaranteed obligations of the associated company or committed to provide further financial support to the associated company.

On a continuous basis, but no less frequently than at the end of each year, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any), projected discounted cash flows or other valuation techniques as appropriate.

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with percentage of the interest sold.

The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the equity section.

iv.	Other investments

Investments in shares of stock with ownership interests of less than 20% that do not have readily determinable fair values and are intended for long-term investments are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any such write-down is charged directly to income of the current year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
h.	Trade and other receivables

Trade and other receivables are recorded net of an allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts. Accounts are written off against the allowance during the period in which they are determined to be not collectible.

Trade and other receivables are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The amount of the allowance is recognized in the consolidated statement of income within operating expenses – general and administrative. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

i.	Inventories

Inventories consist of components and modules which are expensed and transferred to property, plant and equipment upon use, respectively. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards and pulse reload voucher blanks, which are expensed upon sale. Inventories are stated at the lower of costs or net realizable value.

Cost is determined using the weighted average cost method for components, SIM cards, RUIM cards and prepaid voucher blanks, and the specific-identification method for modules.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

j.	Prepaid expenses

Prepaid expenses are amortized over their beneficial periods using the straight-line method.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment – direct acquisitions

Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-20
Satellite, earth station and equipment	3-15
Cable network	5-15
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Other equipment	5
Land is stated at cost and is not depreciated.
When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.
The cost of maintenance and repairs is expensed as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increase in capacity or improvement in the quality of output or standard of performance, are capitalized and depreciated in conjunction with the depreciation of the related property, plant and equipment over their remaining useful lives or their newly estimated useful lives.
When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the statements of income.
Computer software used for data processing is included in the value of the associated hardware.
Property under construction is stated at cost until construction is complete, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period, borrowing costs, which include interest expense and foreign exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalisation of borrowing cost ceases when the assets are ready for its intended use.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment – direct acquisitions (continued)

Equipment temporarily unused are reclassified into equipment not used in operation and depreciated over their estimated useful life using straight line method.

l.	Property, plant and equipment under capital leases

Property, plant and equipment acquired under capital leases are stated at the present value of minimum lease payments along with the residual values (option price) paid by the lessee at the end of lease period. At inception of the lease, a corresponding liability, which equals to the present value of minimum lease payments, is also recorded and subsequently reduced by the principal component of each minimum lease payment. The interest component of each minimum lease payment is recognized in the statements of income.

Leased assets are capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of at least 2 years.

Leased assets are depreciated using the same method and over the same estimated useful lives used for directly acquired property, plant and equipment.

m.	Revenue-sharing arrangements

Revenues from revenue-sharing arrangements are recognized based on Company’s share as agreed upon in the contracts.

The Company records assets under revenue-sharing agreements as “Property, plant and equipment under revenue-sharing arrangements” (with a corresponding initial credit to “Unearned income on revenue-sharing arrangements” presented in the liabilities section of the balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method (Note 2k).

Unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method.

At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified to the “Property, plant and equipment” account.

n.	Joint operation schemes

Revenues from joint operation schemes include amortization of the investor’s initial payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
n.	Joint operation schemes (continued)

Unearned initial investor payments received as compensation from the KSO Investors were presented net of all direct costs incurred in connection with the KSO agreement and amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

MTR were recognized on a monthly basis, based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.

The Company’s share of DKSOR was recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK No. 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK No. 35, “Accounting for Telecommunication Services Revenue”, the assets built by the KSO Investors under the joint operation schemes were recorded in the books of the KSO Investors which operate the assets and would be transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

As of December 31, 2006 the Company has obtained full control over all of the KSO operations by acquisition of its KSO investors or the businesses.

o.	Deferred charges for landrights

Costs incurred to process and extend the landrights are deferred and amortized using the straight-line method over the term of the landrights.

p.	Treasury stock

The reacquired Company’s stocks is accounted for using the reacquisition cost and presented as “Treasury Stock” to be deducted against the equity. The cost of reacquired Company’s stocks sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Paid-in Capital”.

q.	Revenue and expense recognition
i.	Fixed line telephone revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service and ready for use. Revenues from usage charges are recognized as customers incur the charges.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition (continued)
ii.	Cellular and fixed wireless telephone revenues

Revenues from post-paid services, which consist of connection fee as well as usage and monthly charges, are recognized as follows:
•	Connection fees for service connection are recognized as revenues at the time the connection occurs.

•	Airtime and charges for value added services are recognized based on usage by subscribers.

•	Monthly subscription charges are recognized as revenues when incurred by subscribers.
Revenues from prepaid card customers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular or RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:
•	Sale of SIM and RUIM card is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•	Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) is recognized initially as unearned income and recognized proportionately as usage revenue based on duration of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.
iii.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred based on agreement and are presented net of interconnection expenses.

iv.	Data and internet revenues

Revenues from installations (set-up) of internet, data communication and e-Business are recognized upon the completion of installations. Revenues from data communication and internet are recognized based on usage.

v.	Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases. Revenues are recognized based on subscription fee as specified in the agreements.
Expenses are recognized on an accrual basis and unutilized promotional credits and allowances are netted against unearned income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits
i.	Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, deducted by any plan assets, unrecognized actuarial gains or losses, and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that have terms to maturity approximating the terms of the related liability.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value of the defined benefit obligation and 10% of fair value of plan assets, are charged or credited to the income statement over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

ii.	Long service awards (“LSA”)

Employees are entitled to receive certain cash awards based on length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment or proportionately upon retirement or at the time of termination.

Actuarial gains or losses arising from experience adjustment and changes in actuarial assumptions are charged immediately to current income statement.

The obligation with respect to LSA is calculated by an independent actuary using the projected unit credit method.

iii.	Early retirement benefits

Early retirement benefits are accrued at the time a commitment to provide early retirement benefits is made as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.
Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such that a material element of future services by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits (continued)

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

s.	Income tax

The Company and its subsidiaries recognized deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries recognized deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax loss carryforwards, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited to the statement of income, except to the extent that it relates to items recognized directly in equity, such as difference in value of restructuring transactions between entities under common control (Note 2d) and effect of foreign currency translation adjustment for certain investments in associated companies (Note 2g.iii), in which case income tax is also charged or credited directly to equity.

Amendments to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

t.	Basic earnings per share and earnings per American Depositary Share (“ADS”)

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

u.	Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

v.	Derivative instruments

Derivative transactions are accounted for in accordance with PSAK 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including documentation required to have been in place at the inception of the hedge.

Changes in fair value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of income. If a derivative instrument is designated and qualifies for hedge accounting, changes in fair value of derivative instruments are recorded as adjustments to the assets or liabilities being hedged in the income for the current year or in the stockholders’ equity, depending on the type of hedge transaction represented and the effectiveness of the hedge.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
w.	Dividends

Dividend distribution to the Company’s shareholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

x.	Intangible Assets

Intangible assets comprised of intangible assets from subsidiaries and business acquisition (see note 2d) and license. Intangible asset shall be recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the Company and the cost of the asset can be reliably measured. Intangible asset is stated at cost less accumulated amortizaton and impairment, if any. Intangible asset is amortized over its useful life. The Company shall estimate the recoverable value of its intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and annual rights of usage (“BHP”) fee for the next ten years. The up-front fee is recorded as intangible asset and amortized using the straight line method over the term of the right to operate the 3G license (10 years). Amortization commences from the date when the assets attributable to the provision of the related services are available for use.

Based on management interpretation of the license conditions and the written confirmation from the Directorate General of Post and Telecommunication, it is believed that the license could be returned at any time without any financial obligation to pay the remaining outstanding BHP fees. Based on this fact, Telkomsel concluded that it has purchased the right to make annual operating payments to operate the 3G license. Accordingly, Telkomsel recognizes the BHP fees as expense when incurred.

Management of Telkomsel assess its plan to continue to use the license on an annual basis.

y.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates.
3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Indonesian Rupiah. The translations of Indonesian Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp9,000 to US$1 published by Reuters on December 31, 2006. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
4.	CHANGES IN ACCOUNTING POLICY

In July 2004, the Indonesian Financial Accounting Standards Board issued PSAK No. 38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control,” (“PSAK 38R”). PSAK 38R changed the Company’s accounting policy for the previously recorded restructuring transactions between entities under common control when certain conditions were met. The provisions of PSAK 38R were effective for the Company beginning January 1, 2005, the initial application date.

Pursuant to a ruling issued by the Indonesian Capital Market and Financial Institution Supervisory Agency (“BAPEPAM”) regarding the initial application of PSAK 38R by public entities, the Company was required to reclassify the previously recorded difference in value of restructuring transactions between entities under common control as a direct adjustment to retained earnings as of the initial application date when the common control relationship between the transacting parties no longer exists as of January 1, 2005.

As discussed in Note 30, the difference in value of restructuring transactions between entities under common control as of January 1, 2005 amounting to Rp7,288,271 million arose from transactions between the Company and Indosat, which at the time of the transactions was also controlled by the Government and therefore was an entity under common control with the Company. This common control relationship ceased to exist in December 2002 when the Government sold its 41.94% ownership interest in Indosat to STT Communications Ltd. (“STTC”) and waived its special voting rights with respect to the Series A Dwiwarna share. In accordance with the BAPEPAM ruling, the Company has reclassified the difference in value of restructuring transactions between entities under common control resulting from the cross-ownership transactions and acquisition of Pramindo as a charge to retained earnings as of January 1, 2005. This reclassification has no net effect on the consolidated stockholders’ equity.

5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII
a.	Dayamitra

The Company acquired control of Dayamitra (previously the Company’s KSO VI partner) on May 17, 2001 by acquiring 90.32% of the shares and has consequently consolidated Dayamitra from that date.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII (continued)
a.	Dayamitra (continued)

The allocation of the acquisition cost was as follows:

Rp
Purchase consideration — net	1,351,299

Fair value of net assets acquired:
- Cash and cash equivalents	93,652
- Distributable KSO revenue receivable	62,398
- Other current assets	9,450
- Property, plant and equipment	1,401,479
- Intangible assets	1,276,575
- Other non-current assets	19,510
- Current liabilities	(236,265)
- Deferred tax liabilities	(581,816)
- Non-current liabilities	(693,684)

Fair value of net assets	1,351,299

The Company also entered into the following agreements:
1.	Option Agreement

The Company entered into an Option Agreement with TM Communications (HK) Ltd (“TMC”), providing the Company with an option to acquire the remaining 9.68% equity interest in Dayamitra, referred to as the Option Share. Under the agreement, TMC, the selling stockholder, granted the Company an exclusive option to purchase full and legal title to the Option Share (the “Call Option”), and the Company granted the selling stockholder an exclusive option to sell to the Company full legal title to those shares (the “Put Option”).

In consideration for the grant of the options, the Company paid to the selling stockholder the option purchase price of US$6.3 million plus US$1 million as payment for Dayamitra’s adjusted working capital, or a total of US$7.3 million. The amount was paid in eight quarterly installments of US$0.9 million beginning on August 17, 2001 and ending on May 17, 2003. Payments were made through an escrow account established under the Escrow Agreement discussed below.

The Company was entitled to exercise the option any time after Dayamitra satisfied all of its obligations under the JBIC (formerly J-Exim) loan beginning on May 17, 2003 and until five business days prior to March 26, 2006. The strike price payable by the Company to the selling stockholder for the Option Shares upon exercise of the option would be US$16.2 million less certain amounts that are stipulated in the Option Agreement.

Dayamitra repaid the JBIC loan and the JBIC loan agreement was terminated on March 25, 2003.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII (continued)
a.	Dayamitra (continued)
1.	Option Agreement (continued)

On December 14, 2004, the Company exercised the option by entering into a Sale and Purchase Agreement to acquire TMC’s 9.68% outstanding shares in Dayamitra with the strike price of US$16.2 million with the payment be due on March 26, 2006. Payment of the strike price would be made through an escrow account established under the Escrow Agreement discussed below. The Company was required to deposit US$12.6 million (representing the strike price of US$16.2 million less funds available in the escrow account on November 30, 2004 of US$2.4 million and withholding tax of US$1.2 million) in sixteen monthly installments of US$0.8 million beginning on December 26, 2004 through March 26, 2006.

The purchase price for 9.68% outstanding shares of Dayamitra was US$22.1 million or equivalent to Rp203,028 million which represented the present value of the option strike price (US$16.2 million) using a discount rate of 7.5% at the acquisition date plus the option purchase price (US$6.3 million) and the payment for Dayamitra’s adjusted working capital (US$1 million). This additional acquisition resulted in intangible assets represents the rights to operate the business in KSO VI of Rp231,477 million. The amount is being amortized over the then remaining term of the KSO agreement of 6 years (Note 15). There was no goodwill arising from this additional acquisition. Had this acquisition taken place on January 1, 2004, the consolidated net income for the year ended December 31, 2004 would not have been significantly different from the reported amounts.

As of December 31, 2005, the remaining option strike price to be paid to TMC, before unamortized discount, amounted to US$15 million (equivalent Rp147,791 million) (Note 25). On March 27, 2006, the option strike price had been fully repaid.

2.	Escrow Agreement

An Escrow Agreement dated May 17, 2001, was entered into by and among the Company, Dayamitra, PT Intidaya Sistelindomitra (“Intidaya”), Cable and Wireless plc (“C&W plc”), PT Mitracipta Sarananusa (“Mitracipta”), TMC, Tomen Corporation (“Tomen”), Citibank N.A. Singapore (the Singapore Escrow Agent) and Citibank N.A. Jakarta (the Jakarta Escrow Agent), to establish an Escrow Account to facilitate the payment. In 2006, the Company repaid the entire obligation and the remaining funds available in the escrow account was transferred to the Company’s account (Note 16).
b.	Pramindo

On April 19, 2002, the Company and the stockholders of Pramindo (previously the Company’s KSO I partner), namely France Cables et Radio SA, PT Astratel Nusantara, Indosat, Marubeni Corporation, International Finance Corporation (“IFC”) and NMP Singapore Pte. Ltd. (“NMP Singapore”) (collectively the “Selling Stockholders”) entered into a Conditional Sale and Purchase Agreement pursuant to which the Company acquired all of Pramindo’s shares. The Selling Stockholders shares were transferred to an escrow account (hereafter referred as “escrow shares”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII (continued)
b.	Pramindo (continued)

The aggregate purchase price amounted to US$390.3 million (equivalent to Rp3,464,040 million) plus Rp250,000 million, represented by an initial payment of approximately US$9.3 million (equivalent to Rp82,218 million), consultants’ fees of US$5.9 million (equivalent to Rp52,818 million), working capital reimbursement of Rp250,000 million, and the issue by the Company of Promissory Notes (series I and series II) with an aggregate face value of US$375.1 million, of which the present value at the discount rate of 8.76% at the effective date of the acquisition was estimated to be US$332.8 million (equivalent to Rp2,953,617 million). The series I Promissory Notes were non-interest bearing and the series II Promissory Notes carried a market interest rate. The Promissory Notes would be repaid in 10 unequal quarterly installments beginning September 15, 2002 and were irrevocable, unconditional and transferable.

The total purchase consideration was allocated first to the net monetary assets and then the fixed assets acquired. An intangible asset of Rp2,752,267 million was identified representing the right to operate the business in the KSO I Area. The amount is being amortized over the then remaining term of the KSO agreement of 8.4 years (Note 15). There was no goodwill arising from this acquisition.

In addition, the portion that related to Indosat’s 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control. On the acquisition date, the difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp296,038 million was included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section (see Note 30) and was calculated as follows:

Rp
Purchase consideration — net of discount on promissory notes	3,338,653
Historical amount of net assets	1,061,437

Difference in value for 100% ownership	2,277,216

Difference adjusted to stockholders’ equity for Indosat’s 13% ownership in Pramindo	296,038

The Company acquired control of Pramindo on August 15, 2002 and has consequently consolidated Pramindo from August 1, 2002 being the nearest convenient balance date.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII (continued)
b.	Pramindo (continued)

The allocation of the acquisition cost was as follows:

Rp
Purchase consideration — net of discount on promissory notes	3,338,653

Fair value of net assets acquired:
- Cash and cash equivalents	141,475
- Distributable KSO revenue receivable	187,468
- Other current assets	13,839
- Property, plant and equipment	1,807,338
- Intangible assets	2,752,267
- Other non-current assets	160,139
- Current liabilities	(284,120)
- Deferred tax liabilities	(1,115,645)
- Non-current liabilities	(620,146)

Fair value of net assets	3,042,615
Difference adjusted to equity for 13% Indosat’s ownership in Pramindo	296,038

Total purchase consideration	3,338,653

On January 28, 2004, the Company obtained a loan to finance the payment of the outstanding promissory notes issued for the acquisition of Pramindo. On March 15, 2004, the Company repaid the remaining balance of these promissory notes and legal title to all of Pramindo’s shares has been completely transferred to the Company.

c.	AWI

Effective on July 31, 2003 (the “closing date”), the Company acquired 100% of the outstanding common stock of AWI (previously the Company’s KSO III partner), for approximately Rp1,141,752 million plus the assumption of AWI’s debts of Rp2,577,926 million. The purchase consideration included non-interest bearing promissory notes with a face value of US$109.1 million (equivalent to Rp927,272 million), the present value of which at the discount rate of 5.16% at the closing date was estimated to be US$92.7 million (equivalent to Rp788,322 million). The promissory notes would be paid in 10 equal semi-annual installments beginning July 31, 2004.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII (continued)
c.	AWI (continued)

The acquisition of AWI has been accounted for using the purchase method of accounting. There was no goodwill arising from this acquisition. The following table summarizes the final purchase price allocation of the acquired assets and assumed liabilities based on estimates of their respective fair values at the closing date:

Rp
Distributable KSO revenue receivable	540,267
Property, plant and equipment	1,556,269
Intangible assets	1,982,564
Other assets	34,372
Deferred tax liabilities	(393,794)

Fair value of net assets acquired	3,719,678
Borrowings assumed	(2,577,926)

Total purchase consideration	1,141,752

Intangible assets identified from this acquisition represent the right to operate the business in the KSO III area and the amount is being amortized over the then remaining term of the KSO agreement of 7.4 years (Note 15).

The Company’s consolidated results of operations had included the operating results of AWI since July 31, 2003, the date of acquisition.

The outstanding promissory notes issued for the acquisition of AWI are presented as “Deferred consideration for business combinations” in the consolidated balance sheets (Note 25). As of December 31, 2005 and 2006, the outstanding promissory notes, before unamortized discount, amounted to US$76.4 million (equivalent to Rp751,036 million) and US$54.5 million (equivalent to Rp491,182 million), respectively.

The allocation of the acquisition cost described above was based on an independent appraisal report of fair values.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII (continued)
d.	Amendment and Restatement of the Joint Operation Scheme in Regional Division IV (“KSO IV”)

On January 20, 2004, the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the investor in KSO IV, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”). The principal provisions in the original KSO agreement that have been amended are as follows:
•	The rights to operate fixed-line telecommunications services had been transferred to the Company, where KSO IV is operated under the management, supervision, control and responsibility of the Company.

•	Responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO IV had been assigned to the Company.

•	Risk of loss from damages or destruction of assets operated by KSO IV is transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in the existing property, plant and equipment (including new additional installations) and inventories will be transferred to the Company at no cost.

•	The Company’s rights to receive Minimum Telkom Revenues (“MTR”) and share in Distributable KSO Revenues (“DKSOR”) under the original KSO agreement were amended so that MGTI receives fixed monthly payments (“Fixed Investor Revenues”) beginning in February 2004 through December 2010 totaling US$517.1 million and the Company is entitled to the balance of KSO revenues net of operating expenses and payments to MGTI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to MGTI before any payments can be made to the Company.

•	In the event funds in KSO IV are insufficient to pay Fixed Investor Revenues to MGTI, the Company is required to pay the shortfall to MGTI.
As a result of the amendment of the KSO agreement, the Company obtained the legal right to control the financial and operating decisions of KSO IV. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII (continued)
d.	Amendment and Restatement of the Joint Operation Scheme in Regional Division IV (“KSO IV”) (continued)

The purchase price for this transaction was approximately US$390.7 million (equivalent to Rp3,285,362 million) which represented the present value of fixed monthly payments (totaling US$517.1 million) to be paid to MGTI beginning in February 2004 through December 2010 using a discount rate of 8.3% plus the direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp
Property, plant and equipment	2,377,134
Intangible assets	908,228

Total purchase consoderation	3,285,362

The allocation of the acquisition cost described above was based on an independent appraisal of fair values. Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 6.9 years (Note 15). There was no goodwill arising from this acquisition.

The Company’s consolidated results of operations has included the operating results of KSO IV since February 1, 2004 being the nearest convenient balance date.

As of December 31, 2005 and 2006, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$393.3 million (Rp3,868,433 million) and US$319.2 million (Rp2,874,128 million) and is presented as “Deferred consideration for business combinations” (Note 25).

e.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII (“KSO VII”)

On October 19, 2006, the Company and PT Bukaka Singtel International (“BSI”), the investor in KSO VII, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”). The principal provisions in the original KSO agreement that have been amended and restated are as follow:
•	The rights to operate fixed-line telecommunications services had been transferred to the Company, where KSO VII is operated under the management, supervision, control and responsibility of the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS, KSO IV AND KSO VII (continued)
e.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII (“KSO VII”) (continued)
•	The responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO VII had been assigned to the Company.

•	The risk of loss from damages or destruction of assets operated by KSO VII will be transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, title and interest of BSI in existing property, plant and equipment (including new additional installations) and inventories will be transferred to the Company at no cost.

•	The Company’s rights to receive Minimum Telkom Revenues (“MTR”) and share in Distributable KSO Revenues (“DKSOR”) under the original KSO agreement were amended so that BSI receives fixed monthly payments (“Fixed Investor Revenues”) amounting to Rp55.64 billion beginning in October 2006 through June 2007 and amounting to Rp44.25 billion in July 2007 through December 2010. The Company is entitled to the balance of KSO revenues net of operating expenses and payments to BSI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to BSI before any payments could be made to the Company.

•	In the event funds in KSO VII are insufficient to pay Fixed Investor Revenues to BSI, the Company is required to pay the shortfall to BSI.
As a result of the amendment and restatement of the KSO agreement, the Company obtained the legal right to control financial and operating decisions of KSO VII. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting. As a condition precedent to the coming into effect of the amended KSO agreement, the Company has entered into assignment agreement with BSI and its business partners whereby BSI assigned its revenue sharing agreements with its business partners to the Company. The Company has accounted for these transactions in accordance with the accounting treatment for revenue sharing arrangements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS, KSO IV AND KSO VII (continued)
e.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII (“KSO VII”) (continued)

The purchase price for this transaction was approximately Rp1,770,925 million which represents the present value of fixed monthly payments (totaling Rp2,359,230 million) to be paid to BSI beginning in October 2006 through December 2010 using a discount rate of 15% plus the direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp
Purchase consideration — at present value	1,770,925

Fair value of net assets acquired:
- Cash and cash equivalents	143,648
- Receivables	266,337
- Other current assets	69,960
- Property, plant and equipment	1,288,888
- Deferred tax assets	6,993
- Property, plant and equipment under revenue sharing arrangements	452,205
- Intangible assets	451,736
- Current liabilities	(456,637)
- Unearned income on revenue sharing arrangements	(452,205)

Fair value of net assets	1,770,925

The fair value of the property, plant and equipment and property, plant and equipment under revenue sharing arrangements described above was determined by an independent appraisal whereas the fair value of other assets and liabilities was determined by management. The intangible assets represent right to operate the business in the KSO VII area and the amount is being amortized over the remaining term of the KSO agreement of 4.3 years (Note 15). There was no goodwill arising from this acquisition.

The Company’s consolidated results of operations has included the operating results of KSO VII since October 1, 2006 being the nearest convenient balance date.

As of December 31, 2006, the remaining monthly payments to be made to BSI, before unamortized discount, amounted to Rp2,226,431 million and is presented as “Deferred consideration for business combinations” (Note 25).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII (continued)
f.	Pro forma operating results related to acquisition of KSO VII

The following unaudited pro forma financial information reflects the consolidated results of operations of the Company as if the acquisition of KSO VII had taken place on January 1, 2005. The pro forma information includes adjustments for amortization of intangible assets, depreciation expense on property, plant and equipment based on the allocated purchase price, interest expense on incremental borrowings and income taxes. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been effected on the assumed dates or indicative of future operations.

	Unaudited
	2005	2006
Operating revenues	43,331,841	52,410,229
Operating income	17,568,948	21,896,658
Income before tax	16,461,991	22,205,996
Net income	8,147,616	11,245,085
Net income per share — in full Rupiah amount	404.15	559.05
Net income per ADS — in full Rupiah amount	16,165.91	22,362.13

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS

	2005	2006
Cash on hand	6,070	8,281

Cash in banks
Related parties
Rupiah
Bank Negara Indonesia	54,590	207,365
Bank Mandiri	89,128	136,481
Bank Rakyat Indonesia	5,095	15,395
Bank Pos Nusantara	879	1,447

Total	149,692	360,688

Foreign currencies
Bank Mandiri	55,797	32,039
Bank Negara Indonesia	2,701	5,818
Bank Rakyat Indonesia	657	607

Total	59,155	38,464

Total — related parties	208,847	399,152

Third parties
Rupiah
Deutsche Bank	15,954	18,274
Bank Central Asia	8,398	15,326
Bank Bukopin	15,800	8,058
ABN AMRO Bank	34,453	4,851
BPD Papua	—	2,717
Bank Niaga	498	2,104
Citibank NA	1,595	1,426
Bank Mega	1,321	941
Bank Permata	—	927
Lippo Bank	1,361	700
Bank Danamon	324	338
Bank Muamalat Indonesia	601	252
Bank Bumiputera Indonesia	242	158
Bank Buana Indonesia	1,189	123
Bank Internasional Indonesia	53	31

Total	81,789	56,226

Foreign currencies
ABN AMRO Bank	54,575	51,781
Citibank NA	5,737	8,568
Deutsche Bank	5,309	2,921
Standard Chartered Bank	99	91
Bank Central Asia	142	89
Bank Internasional Indonesia	30	48
The Bank of Tokyo Mitsubishi	46	33

Total	65,938	63,531

Total — third parties	147,727	119,757

Total cash in banks	356,574	518,909

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS (continued)

	2005	2006
Time deposits
Related parties
Rupiah
Bank Negara Indonesia	660,915	2,131,515
Bank Mandiri	1,510,009	1,361,098
Bank Rakyat Indonesia	246,415	635,000
Bank Tabungan Negara	132,455	294,890
Bank Syariah Mandiri	7,000	—

Total	2,556,794	4,422,503

Foreign currencies
Bank Mandiri	293,115	732,631
Bank Negara Indonesia	98	98

Total	293,213	732,729

Total — related parties	2,850,007	5,155,232

Third parties
Rupiah
Bank Niaga	109,565	199,135
Bank Jabar	85,590	196,795
Standard Chartered Bank	177,800	142,500
Bank Danamon	63,915	130,560
Bank Muamalat Indonesia	9,000	115,420
Bank Mega	99,575	95,690
Bank Bukopin	89,255	90,780
Bank BTPN	43,255	55,100
Bank NISP	50,680	47,065
ABN AMRO Bank	—	35,000
Bank Internasional Indonesia	—	27,190
Deutsche Bank	—	17,300
Bank Syariah Mega Indonesia	17,000	15,700
Bank Yudha Bhakti	6,000	8,045
Bank Nusantara Parahyangan	4,000	3,000
Bank Permata	—	102
Citibank NA	310,100	—
Bank Bumiputera Indonesia	19,643	—

Total	1,085,378	1,179,382

Foreign currencies
Deutsche Bank	873,772	816,497
Citibank NA	202,883	632,122
Bank Bukopin	—	3,608
Bank Mega	—	1,805

Total	1,076,655	1,454,032

Total — third parties	2,162,033	2,633,414

Total time deposits	5,012,040	7,788,646

Total cash and cash equivalents	5,374,684	8,315,836

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS (continued)

Range of interest rates per annum for time deposits is as follows:

	2005	2006
Rupiah	2.00% - 14.50%	4.00% - 16.00%
Foreign currencies	0.60% - 3.70%	1.65% - 5.10%
The related parties which the Company places its funds are Government-owned banks. The Company places a majority of its cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.

Refer to Note 46 for details of related party transactions.

7.	TRADE RECEIVABLES

Trade receivables from related parties and third parties arise from services provided to both retail and non-retail customers.
a.	By Debtor

Related parties:

	2005	2006
Government agencies	432,982	518,943
PT Citra Sari Makmur	31,242	20,627
PT Patra Telekomunikasi Indonesia	2,921	13,751
PT Graha Informatika Nusantara	1,880	6,949
PT Pasifik Satelit Nusantara	2,401	4,286
Kopegtel	8,959	4,256
PT Aplikanusa Lintasarta	437	3,217
KSO VII	111,599	—
Others	22,224	33,713

Total	614,645	605,742
Allowance for doubtful accounts	(84,275)	(85,053)

Net	530,370	520,689

Trade receivables from certain related parties are presented net of the Company’s liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7.	TRADE RECEIVABLES (continued)
a.	By Debtor (continued)

Third parties:

	2005	2006
Residential and business subscribers	3,452,176	3,551,270
Overseas international carriers	196,756	345,054

Total	3,648,932	3,896,324
Allowance for doubtful accounts	(601,393)	(699,736)

Net	3,047,539	3,196,588

b.	By Age

Related parties:

	2005	2006
Up to 6 months	505,519	490,643
7 to 12 months	27,390	30,007
13 to 24 months	25,574	14,468
More than 24 months	56,162	70,624

Total	614,645	605,742
Allowance for doubtful accounts	(84,275)	(85,053)

Net	530,370	520,689

Third parties:

	2005	2006
Up to 3 months	2,938,326	2,932,542
More than 3 months	710,606	963,782

Total	3,648,932	3,896,324
Allowance for doubtful accounts	(601,393)	(699,736)

Net	3,047,539	3,196,588

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7.	TRADE RECEIVABLES (continued)
c.	By Currency

Related parties

	2005	2006
Rupiah	598,533	597,415
United States Dollar	16,112	8,327

Total	614,645	605,742
Allowance for doubtful accounts	(84,275)	(85,053)

Net	530,370	520,689

Third parties

	2005	2006
Rupiah	3,444,914	3,535,904
United States Dollar	204,018	360,420

Total	3,648,932	3,896,324
Allowance for doubtful accounts	(601,393)	(699,736)

Net	3,047,539	3,196,588

d.	Movements in the allowance for doubtful accounts

	2004	2005	2006
Beginning balance	443,892	522,066	685,668
Additions	342,895	478,005	453,045
Bad debts write-off	(264,721)	(314,403)	(353,924)

Ending balance	522,066	685,668	784,789

Management believes that the allowance for doubtful accounts is adequate to cover probable losses on uncollectible accounts.

Except for the amounts receivable from the Government agencies, management believes that there were no significant concentrations of credit risk on these receivables.

Refer to Note 46 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
8. INVENTORIES

	2005	2006
Components	50,520	57,074
Allowance for obsolescence	(8,605)	(4,360)

Net	41,915	52,714

Modules	103,520	109,978
Allowance for obsolescence	(39,553)	(43,549)

Net	63,967	66,429

SIM cards, RUIM cards and prepaid voucher blanks	114,634	94,375
Allowance for obsolescence	(189)	(189)

Net	114,445	94,186

Total	220,327	213,329

Movements in the allowance for obsolescence are as follows:

	2004	2005	2006
Beginning balance	40,489	54,733	48,347
Additions	14,800	10,968	5,207
Inventory write-off	(556)	(17,354)	(5,456)

Ending balance	54,733	48,347	48,098

Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts.

Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.

At December 31, 2006, inventory held by a certain subsidiary was insured against fire, theft and other specified risks to PT Asuransi AIOI Indonesia for US$0.6 million. Management believes that the insurance amount is adequate to cover such risks.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
9.	PREPAID EXPENSES

	2005	2006
Frequency license	275,359	425,482
Salary	289,632	356,227
Rental	112,078	200,092
Insurance	66,449	40,710
Telephone directory issuance cost	26,527	29,692
Others	7,824	21,126

Total	777,869	1,073,329

Refer to Note 46 for details of related party transactions.
10.	OTHER CURRENT ASSETS

	2005	2006
Restricted time deposits — Bank Mandiri (Note 46)	159,537	6,822

As of December 31, 2005, the balance consists of the Company’s time deposits of US$13.6 million (equivalent to Rp133,926 million) and Rp25,611 million pledged as collateral for bank guarantees.
As of December 31, 2006, the balance consists of the Company’s time deposits of US$0.1 million (equivalent to Rp937 million) and Rp4,208 million and Infomedia’s time deposit of Rp1,677 million pledged as collateral for bank guarantees.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS

	2005
	Percentage
	of	Beginning		Share of	Translation	Ending
	Ownership	Balance	Addition	Net Income	Adjustment	Balance
Equity method:
PT Citra Sari Makmur	25.00	60,116	—	2,480	3,658	66,254
PT Patra Telekomunikasi Indonesia	40.00	12,421	4,250	8,399	—	25,070
PT Pasifik Satelit Nusantara	35.50	—	—	—	—	—

		72,537	4,250	10,879	3,658	91,324

Cost method:
Bridge Mobile Pte. Ltd.	12.50	9,290	—	—	—	9,290
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
PT Mandara Selular Indonesia	1.33	—	—	—	—	—

		10,076	—	—	—	10,076

		82,613	4,250	10,879	3,658	101,400

	2006
	Percentage			Share of
	of	Beginning		Net Income	Translation	Ending
	Ownership	Balance	Addition	(Loss)	Adjustment	Balance
Equity method:
PT Citra Sari Makmur	25.00	66,254	—	(7,556)	(5,584)	53,114
PT Patra Telekomunikasi Indonesia	40.00	25,070	—	937	—	26,007
PT Pasifik Satelit Nusantara	22.38	—	—	—	—	—

		91,324	—	(6,619)	(5,584)	79,121

Cost method:
Bridge Mobile Pte. Ltd.	12.50	9,290	—	—	—	9,290
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
PT Mandara Selular Indonesia	0.00	—	—	—	—	—

		10,076	—	—	—	10,076

		101,400	—	(6,619)	(5,584)	89,197

a.	PT Citra Sari Makmur (“CSM”)

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

As of December 31, 2005 and 2006, the carrying amount of investment in CSM was equal to the Company’s share in net assets of CSM.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS (continued)
b.	PT Patra Telekomunikasi Indonesia (“Patrakom”)

Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.

On August 26, 2005, the Company purchased 10% of Patrakom’s outstanding shares from Indosat for Rp4,250 million, thereby increasing the Company’s ownership interest from 30% to 40%.

As of December 31, 2005 and 2006, the carrying amount of investment in Patrakom was approximate to the Company’s share in net assets of Patrakom.

c.	PT Pasifik Satelit Nusantara (“PSN”)

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region.

As of December 31, 2001, the Company’s share of losses in PSN has exceeded the carrying amount of the investment. Accordingly, the investment value has been reduced to nil.

On August 8, 2003, as a result of share-swap transaction with PT Centralindo Pancasakti Cellular, the Company’s interest in PSN effectively increased to 43.69%. The Company’s decision to increase its ownership interest in PSN as part of the share-swap transactions was premised on the Company’s assessment that PSN’s satellite services would allow it to capitalize on a government program which called for the provision of telecommunication services to remote areas of Indonesia.

In 2005, the Company’s ownership interest was diluted to 35.5% as a result of debt to equity conversions consummated by PSN.

On January 20, 2006, PSN’s stockholders agreed to issue new shares to a new stockholder. The issuance of new shares resulted in dilution of the Company’s interest in PSN to 22.38%

d.	Bridge Mobile Pte. Ltd

On November 3, 2004, Telkomsel together with six other international mobile operators in Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific region.

Telkomsel contributed US$1.0 million (equivalent to Rp9,290 million) which represents a 14.286% ownership interest.

On April 14, 2005, Telkomsel’s ownership interest was diluted to 12.50% following issuance of new shares by Bridge Mobile Pte. Ltd to a new stockholder.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS (continued)
e.	PT Batam Bintan Telekomunikasi (“BBT”)

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

f.	PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

g.	PT Mandara Selular Indonesia (“Mobisel”)

Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa (“RHP”). The capital contribution made by the Company of Rp10,398 million represented a 25% equity ownership in Mobisel.

As of December 31, 2002, the value of investment has been reduced to nil because the Company’s share of loss exceeded the carrying amount of investment in Mobisel.

In July 2003 and January 2004, Mobisel carried out a series of debt to equity conversions resulting in dilution of the Company’s ownership interest to 6.4%.

On December 20, 2004, Mobisel’s stockholders agreed to issue 306,000,000 new Series B shares to a new stockholder and an existing stockholder. The issuance of 306,000,000 new Series B shares resulted in dilution of the Company’s interest in Mobisel to 3.63%.

On May 27, 2005, the Company’s ownership interest was further diluted to 1.33% following the issuance of 1,179,418,253 new Series B shares by Mobisel.

On January 13, 2006, the Company sold its entire ownership interest in Mobisel to Twinwood Ventures Limited (third party) for Rp22,561 million. The gain on the sale amounted to Rp22,561 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT

	January 1,		Write-down of			December 31,
	2005	Additions	Assets	Deductions	Reclassifications	2005
At cost
Direct acquisitions
Land	327,339	30,444	—	(22,104)	(1,232)	334,447
Buildings	2,170,055	65,622	—	(4,553)	336,435	2,567,559
Switching equipment	10,360,100	324,748	—	(13,547)	158,580	10,829,881
Telegraph, telex and data communication equipment	213,855	2,410	—	(120)	(353)	215,792
Transmission installation and equipment	26,922,143	846,944	—	(28,747)	3,813,794	31,554,134
Satellite, earth station and equipment	3,354,803	697,304	—	(427,836)	1,319,733	4,944,004
Cable network	17,701,074	868,823	—	(20,853)	148,456	18,697,500
Power supply	1,194,710	73,492	—	(7,198)	51,391	1,312,395
Data processing equipment	3,786,741	261,442	—	(6,132)	3,800,322	7,842,373
Other telecommunications peripherals	824,634	69,469	—	(5,675)	15,723	904,151
Office equipment	661,666	69,501	—	(1,772)	(79,457)	649,938
Vehicles	191,403	975	—	(5,090)	(905)	186,383
Other equipment	112,626	2,923	—	—	(5)	115,544
Property under construction:
Buildings	53,412	235,354	—	—	(266,991)	21,775
Switching equipment	—	13,172	—	—	—	13,172
Transmission installation and equipment	175,131	7,518,740	—	—	(6,979,472)	714,399
Satellite, earth station and equipment	776,899	—	—	—	(776,766)	133
Cable network	25,508	213	—	—	(21,950)	3,771
Power supply	69	8,711	—	—	(8,719)	61
Data processing equipment	16,681	2,167,465	—	—	(616,886)	1,567,260
Other telecommunications peripherals	—	37,825	—	—	(34,301)	3,524
Leased assets
Vehicles	413	—	—	—	(83)	330
Transmission installation and equipment	—	257,380	—	—	—	257,380

Total	68,869,262	13,552,957	—	(543,627)	857,314	82,735,906

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	952,638	143,894	—	(1,789)	15,095	1,109,838
Switching equipment	5,601,273	766,155	—	(13,547)	118,711	6,472,592
Telegraph, telex and data communication equipment	198,653	3,004	—	(120)	(10)	201,527
Transmission installation and equipment	8,208,259	3,281,208	552,828	(15,239)	(35,774)	11,991,282
Satellite, earth station and equipment	1,532,282	220,658	—	(427,836)	(19,043)	1,306,061
Cable network	8,235,661	2,019,324	—	(21,012)	97,771	10,331,744
Power supply	904,780	84,438	—	(7,198)	50,170	1,032,190
Data processing equipment	2,112,821	796,921	—	(6,132)	34,521	2,938,131
Other telecommunications peripherals	712,578	76,882	—	(5,675)	10,198	793,983
Office equipment	562,757	43,274	—	(1,562)	(61,331)	543,138
Vehicles	180,864	4,758	—	(5,089)	(932)	179,601
Other equipment	94,527	7,042	—	—	(5)	101,564
Leased assets
Vehicles	70	65	—	—	(65)	70
Transmission installation and equipment	—	27,002	63,940	—	—	90,942

Total	29,297,163	7,474,625	616,768	(505,199)	209,306	37,092,663

Net Book Value	39,572,099					45,643,243

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12. PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,	Acquisition				December 31,
	2006	KSO VII	Additions	Deductions	Reclassifications	2006
At cost
Direct acquisitions
Land	334,447	—	64,891	—	—	399,338
Buildings	2,567,559	1,944	108,868	—	80,302	2,758,673
Switching equipment	10,829,881	241,040	129,011	(1,950)	10,137,530	21,335,512
Telegraph, telex and data communication equipment	215,792	—	—	(2,172)	(23,919)	189,701
Transmission installation and equipment	31,554,134	107,014	760,937	(785,515)	2,984,732	34,621,302
Satellite, earth station and equipment	4,944,004	9,757	290,668	(3)	324,383	5,568,809
Cable network	18,697,500	909,876	538,985	(6,316)	(624,728)	19,515,317
Power supply	1,312,395	9,719	65,904	(1,823)	1,883,491	3,269,686
Data processing equipment	7,842,373	6,438	308,528	(18,964)	(2,805,528)	5,332,847
Other telecommunications peripherals	904,151	2,381	14,183	(2)	(294,082)	626,631
Office equipment	649,938	70	98,709	(2,235)	13,477	759,959
Vehicles	186,383	580	7,173	(4,718)	(17,640)	171,778
Other equipment	115,544	69	2,914	—	(5,434)	113,093
Property under construction:
Buildings	21,775	—	72,620	—	(59,290)	35,105
Switching equipment	13,172	—	3,806,405	—	(2,484,621)	1,334,956
Transmission installation and equipment	714,399	—	9,952,261	—	(7,679,566)	2,987,094
Satellite, earth station and equipment	133	—	—	—	(133)	—
Cable network	3,771	—	4,366	(5,375)	4,397	7,159
Power supply	61	—	743,403	—	(725,820)	17,644
Data processing equipment	1,567,260	—	121,201	—	(1,688,445)	16
Other telecommunications peripherals	3,524	—	—	—	(3,524)	—
Leased assets
Vehicles	330	—	—	—	(330)	—
Transmission installation and equipment	257,380	—	—	—	8,440	265,820

Total	82,735,906	1,288,888	17,091,027	(829,073)	(976,308)	99,310,440

Accumulated depreciation and impairment
Direct acquisitions
Buildings	1,109,838	—	172,492	—	7,690	1,290,020
Switching equipment	6,472,592	—	2,412,237	(1,950)	2,312,126	11,195,005
Telegraph, telex and data communication equipment	201,527	—	463	(2,172)	(14,082)	185,736
Transmission installation and equipment	11,991,282	—	2,889,113	(345,654)	(2,370,798)	12,163,943
Satellite, earth station and equipment	1,306,061	—	411,947	(3)	229,870	1,947,875
Cable network	10,331,744	—	1,760,530	(3,691)	(592,705)	11,495,878
Power supply	1,032,190	—	224,572	(1,523)	245,196	1,500,435
Data processing equipment	2,938,131	—	1,031,187	(18,964)	(262,154)	3,688,200
Other telecommunications peripherals	793,983	—	17,121	(2)	(223,557)	587,545
Office equipment	543,138	—	41,676	(2,235)	10,459	593,038
Vehicles	179,601	—	3,663	(4,718)	(17,528)	161,018
Other equipment	101,564	—	5,205	—	(5,558)	101,211
Leased assets
Vehicles	70	—	—	—	(70)	—
Transmission installation and equipment	90,942	—	42,534	—	—	133,476

Total	37,092,663	—	9,012,740	(380,912)	(681,111)	45,043,380

Net Book Value	45,643,243					54,267,060

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

	2005	2006
Proceeds from sale of property, plant and equipment	84,621	17,269
Net book value	38,428	7,806

Gain on disposal	46,193	9,463

In accordance with the amended and restated KSO VII agreement with BSI (Note 5e) dated October 19, 2006, the ownership rights to the acquired property, plant and equipment in KSO VII are legally retained by BSI until the end of the KSO period (December 31, 2010). As of December 31, 2006, the net book value of these property, plant and equipment items was Rp1,156,829 million.

In accordance with the amended and restated KSO IV agreement with MGTI (Note 5d), the ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period (December 31, 2010). As of December 31, 2005 and 2006, the net book value of these property, plant and equipment was Rp1,469,700 million and Rp1,127,365 million, respectively.

In the first quarter of 2005, the Government of Indonesia issued a series of regulations in its efforts to rearrange the frequency spectra utilized by the telecommunications industry. This action has resulted in the Company not being able to utilize certain frequency spectra it had used to support its fixed wireline cable network by the end of 2006. As a result of these regulations, certain of the Company’s cable network facilities within the fixed wireline segment, which comprised primarily of Wireless Local Loop (“WLL”) and Approach Link equipment operating in the affected frequency spectra, could no longer be used by the end of 2006. The Company had accordingly shortened its estimate of the remaining useful lives for WLL and Approach Link equipment in the first quarter in 2005 and depreciated the remaining net book value of these assets through December 31, 2006. The effect of this change in estimate increased depreciation expense by Rp471,187 million (Rp329,831 million after tax) and Rp240,398 million (Rp168,279 million after tax) in 2005 and 2006, respectively.

Further, on August 31, 2005, the Minister of Communication and Information Technology (“MoCI”) issued a press release which announced that in order to conform with the international standards and as recommended by the International Telecommunications Union – Radiocommunication Sector (“ITU-R”), the 1900 MHz frequency spectrum would only be used for the International Mobile Telecommunications-2000 (“IMT-2000” or “3G”) network. In its press release, the MoCI also announced that the CDMA-based technology network which the Company used for its fixed wireless services could only operate in the 800 MHz frequency spectrum. The Company utilizes the 1900 MHz frequency spectrum for its fixed wireless network in Jakarta and West Java areas while for other areas, the Company utilizes the 800 MHz frequency spectrum. As a result of this Government’s decision, the Company’s Base Station System (“BSS”) equipment in Jakarta and West Java areas which are part of transmission installation and equipment for fixed wireless network could no longer be used by the end of 2007. Management expects the BSS equipment will be completely replaced with BSS equipment operating in 800 MHz by the end of June 2007. On January 13, 2006, the MoCI issued MoCI Regulation No. 01/PER/M.KOMINFO/1/2006 which reaffirmed the Government’s decision that the Company’s fixed wireless network could only operate in the 800 MHz frequency spectrum and that the 1900 MHz will be allocated for 3G network.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

Following the preceding Government’s decisions, the Company reviewed the recoverable amount of cash-generating unit to which the affected fixed wireless asset belongs. The recoverable amount was estimated using value in use which represented the present value of estimated future cash flows from cash-generating unit using a pretax discount rate of 16.89%, representing the Company’s weighted average cost of capital as of December 31, 2005. In determining cash-generating unit to which an asset belongs, assets were grouped at the lowest level that included the asset and generated cash inflows that were largely independent of the cash inflows from other assets or group of assets. Based on this review, in 2005, the Company recognized a write-down of Rp616,768 million related to transmission installation and equipment of fixed wireless assets and recorded the amount as a component of operating expenses in the consolidated statements of income. In addition, the Company recognized a loss relating to non-cancelable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas amounting to Rp79,359 million. The loss was included as a component of operating expenses in the consolidated statement of income with a corresponding liability included in “Accrued Expenses” in the consolidated balance sheet. In addition, the Company changed its estimate of the remaining useful lives for the Jakarta and West Java BSS equipment and depreciates the remaining net book value of these assets through June 30, 2007. The effect of this change in estimate increased depreciation expense by Rp159,042 million (Rp111,329 million after tax) and Rp173,826 million (Rp121,678 million after tax) in 2005 and 2006, respectively.

On August 18, 2005, the Company disposed of its Palapa B-4 satellite which had been fully depreciated as of July 1, 1999. On November 17, 2005, the Company’s Telkom-2 satellite was launched, and on December 20, 2005, the Telkom-2 satellite passed the final acceptance test and was put into service.

As of December 31, 2006, the Company operated two satellites, Telkom-1 and Telkom-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of December 31, 2006, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.

Interest capitalized to property under construction amounted to Rp57,690 million, Rp nil and Rp nil for 2004, 2005 and 2006, respectively.

Foreign exchange loss capitalized as part of property under construction amounted to Rp74,283 million, Rp nil and Rp nil in 2004, 2005, 2006, respectively.

In 2006, certain accounts related to telecommunication equipments of subsidiaries were reclassified to a more detail group of assets to conform with the Company’s presentation. The reclassification have no impact to the economic useful life of the assets.

The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 20-30 years, which will expire between 2007 and 2036. Management believes that there will be no difficulty in obtaining the extension of the landrights when they expire.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

The Company was granted the right to use certain parcels of land by the Ministry of Communications and Information Technology of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications) where they are still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Transportation of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

As of December 31, 2006, property, plant and equipment, of the Company and its subsidiaries, except for land, were insured with PT Asuransi Jasa Indonesia (“Jasindo”), PT Asuransi Ramayana, PT Asuransi Wahana Tata and PT Asuransi Export Indonesia (“ASEI”) against fire, theft and other specified risks. Total cost of assets being insured amounted to Rp27,794,300 million and US$3.84 billion, which was covered by Sum Insured Basis with maximum loss claim of Rp2,064,903 million and covered by First Loss Basis of US$250 million and Rp824,000 million including business recovery of Rp324,000 million with Automatic Reinstatement of Loss Clausul. In addition, the Telkom-1 and Telkom-2 satellite were insured separately for US$45.2 million and US$57.9 million respectively. Management believes that the insurance coverage is adequate.

As of December 31, 2006 the completion of assets construction was around 25% of contract value. Management believes that there is no impediment to the completion of the construction in progress.

On December 26, 2004, telecommunication facilities of the Company and its subsidiaries in Banda Aceh and certain areas nearby in Nanggroe Aceh Darussalam with a net book value of Rp54,863 million were destroyed by earthquake and tsunami. For the year ended December 31, 2004, the Company has recorded the loss in “Other income (expenses)” in the consolidated statements of income. These telecommunication facilities were covered by insurance. In 2005, the Company and its subsidiaries received a portion of its insurance claims amounting to Rp27,580 million and recorded this amount within “Other income (expenses)” in the consolidated statements of income.

On May 27, 2006, Yogyakarta within Division Regional IV Central Java experienced an earthquake where an insurance claim amounting to Rp14,934 million has been made. Operationally, the facilities have been re-operated gradually since June 2006.

On July 17, 2006, the Pangandaran, area of Division Regional III West Java and Banten experienced a tsunami with the estimated total loss of 368 million. The Company did not file a claim since the estimated total loss still below the deductible level.

In 2006, Telkomsel exchanged its certain infrastructures equipment with a net book value of Rp440,355 million for new equipment with a value of Rp440,357 million. The resulting gain of Rp2 million was charged to current operation.

Certain property, plant and equipment of the Company and subsidiaries have been pledged as collateral for lending agreements (Notes 20 and 24).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

The Company has lease commitments for certain transmission installation and equipment, and vehicles with the option to purchase the leased assets at the end of the lease terms. Future minimum lease payments for the assets under capital leases as of December 31, 2005 and 2006 are as follows:

Year	2005	2006
2006	73,443	—
2007	73,443	73,443
2008	73,443	73,443
2009	73,443	73,443
2010	73,443	73,443
2011	73,443	73,443
Later	69,332	69,332

Total minimum lease payments	509,990	436,547
Interest	(258,252)	(198,904)

Net present value of minimum lease payments	251,738	237,643
Current maturities (Note 21a)	(16,201)	(20,535)

Long-term portion (Note 21b)	235,537	217,108

13.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

	January 1,			December 31,
	2005	Additions	Reclassifications	2005
At cost:
Land	3,382	46	—	3,428
Buildings	13,422	338	(5,739)	8,021
Switching equipment	418,137	25,419	(168,521)	275,035
Transmission installation and equipment	259,119	36,214	(11,895)	283,438
Cable network	396,140	13,629	(141,356)	268,413
Other telecommunications peripherals	103,497	126,187	(60,380)	169,304

Total	1,193,697	201,833	(387,891)	1,007,639

Accumulated depreciation:
Land	1,601	170	—	1,771
Buildings	7,077	480	(3,191)	4,366
Switching equipment	286,122	25,421	(125,854)	185,689
Transmission installation and equipment	68,966	26,223	(11,895)	83,294
Cable network	227,517	21,257	(134,648)	114,126
Other telecommunications peripherals	103,287	22,563	(56,862)	68,988

Total	694,570	96,114	(332,450)	458,234

Net Book Value	499,127			549,405

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
13.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (continued)

	January 1,	Acquisition of			December 31,
	2006	KSO VII	Additions	Reclassifications	2006
At cost:
Land	3,428	—	—	1,218	4,646
Buildings	8,021	—	—	(2,911)	5,110
Switching equipment	275,035	108,810	27,294	(45,846)	365,293
Transmission installation and equipment	283,438	19,219	7,837	(14,129)	296,365
Cable network	268,413	321,756	56,119	(27,443)	618,845
Other telecommunications peripherals	169,304	2,420	196	(3,166)	168,754

Total	1,007,639	452,205	91,446	(92,277)	1,459,013

Accumulated depreciation:
Land	1,771	—	212	720	2,703
Buildings	4,366	—	360	(1,800)	2,926
Switching equipment	185,689	—	25,774	(39,122)	172,341
Transmission installation and equipment	83,294	—	33,870	(13,911)	103,253
Cable network	114,126	—	30,949	(20,335)	124,740
Other telecommunications peripherals	68,988	—	21,597	(3,167)	87,418

Total	458,234	—	112,762	(77,615)	493,381

Net Book Value	549,405				965,632

In accordance with revenue-sharing arrangements agreements, the ownership rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.
The balances of unearned income on revenue-sharing arrangements as of December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
Gross amount	1,193,697	1,007,639	1,459,013

Accumulated amortization:
Beginning balance	(984,954)	(833,365)	(582,155)
Addition (Note 36)	(82,033)	(136,681)	(151,961)
Deduction	233,622	387,891	92,277

Ending balance	(833,365)	(582,155)	(641,839)

Net	360,332	425,484	817,174

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
14.	ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of December 31, 2005 and 2006 consist of:

	2005	2006
Prepaid rent, long-term portion	428,564	621,834
Advances for purchase of property, plant and equipment	253,123	354,730
Equipment not used in operation-net	4,236	203,002
Restricted cash	90,749	91,862
Deferred landrights charges	87,863	82,529
Security deposits	30,570	32,072
Others	50,932	68,254

Total	946,037	1,454,283

As of December 31, 2006, equipment not used in operation represented Base Transceiver Station (“BTS”) and other equipments of the Company and Telkomsel temporarily taken out from operations but planned to be reinstalled.

During 2006, the Company and Telkomsel wrote off certain equipment with a total net book value of Rp58,252 million and charged depreciation expense to current operations amounting to Rp52,841 million.

As of December 31, 2005 and 2006, restricted cash represented cash received from the Government relating to compensation for early termination of exclusive rights to be used for construction of certain infrastructures (Note 30) and time deposits with original maturities of more than one year pledged as collateral for bank guarantees.

Deferred landrights charges represented costs to extend the contractual life of the landrights which have been deferred and amortized over the contractual life.

Refer to Note 46 for details of related party transactions.

15.	GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill and other intangible assets for the years ended December 31, 2005 and 2006 are as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
15.	GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

		Other
		intangible
	Goodwill	assets	License	Total
Gross carrying amount:
Balance as of December 31, 2005	106,348	7,151,111	—	7,257,459

Accumulated amortization:
Balance as of December 31, 2004	(76,221)	(1,769,813)	—	(1,846,034)
Amortization expense for 2005	(21,270)	(896,883)	—	(918,153)

Balance as of December 31, 2005	(97,491)	(2,666,696)	—	(2,764,187)

Net book value	8,857	4,484,415	—	4,493,272

Weighted-average amortization period	5 years	7.97 years

Gross carrying amount:
Balance as of December 31, 2005	106,348	7,151,111	—	7,257,459
Addition-3G License Telkomsel	—	—	436,000	436,000
Addition-KSO VII acquisition (Note 5e)	—	451,736	—	451,736

Balance as of December 31, 2006	106,348	7,602,847	436,000	8,145,195
Accumulated amortization:
Balance as of December 31, 2005	(97,491)	(2,666,696)	—	(2,764,187)
Amortization expense for 2006	(8,857)	(923,867)	(11,679)	(944,403)

Balance as of December 31, 2006	(106,348)	(3,590,563)	(11,679)	(3,708,590)

Net book value	—	4,012,284	424,321	4,436,605

Weighted-average amortization period	5 years	7.58 years	9.5 years
Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, AWI, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas (Note 5). Goodwill resulted from the acquisition of GSD (Note 1c).
The estimated annual amortization expense relating to other intangible assets for each of the next four years beginning from January 1, 2007 would be Rp1,003,071 million per year.
In February 2006, Telkomsel obtained a 3G mobile cellular operating license for 2.1 GHz frequency bandwidth for a 10-year period, which is extendable subject to evaluation. The upfront fee for the 3G license amounted to Rp436,000 million was recognized as an intangible asset and is amortized over the term of the 3G license.
As of December 31, 2006, management believed that there was no indication of impairment.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
16.	ESCROW ACCOUNTS

Escrow accounts as of December 31, 2005 and 2006 consist of the following:

	2005	2006
Citibank N.A., Singapore	126,128	—
Bank Mandiri	6,369	—
Bank Danamon	—	1,849
Bank Negara Indonesia	—	116
Bank Internasional Indonesia	—	108

	132,497	2,073

a.	Citibank N.A., Singapore

This escrow account with Citibank N.A., Singapore (“Dayamitra Escrow Agent”) was established to facilitate the payment of the Company’s obligations under the Conditional Sale and Purchase Agreement and Option Agreement entered between the Company and the selling stockholders of Dayamitra (Note 5a).

In 2004, the Company repaid the entire obligations under the Conditional Sale and Purchase Agreement, and since then this escrow account had been used to facilitate the payment of the Company’s obligations under the Option Agreement with TM Communications (Hk) Ltd.

The escrow account earned interest at LIBOR minus 0.75% per annum, computed on a daily basis. The interest income earned was included as part of the escrow funds. The remaining funds available would be transferred to the Company after all of the obligations related to the Dayamitra transaction had been satisfied. As of March 27, 2006, the Company has fully repaid the option strike price.

b.	Bank Mandiri

The escrow account with Bank Mandiri was established by Dayamitra in relation with the credit facilities from Bank Mandiri (Note 24b).

On September 23, 2006, the Company repaid the entire obligation and the remaining funds available in the escrow account was transferred to the Company on December 6, 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
16.	ESCROW ACCOUNTS (continued)
c.	Bank Danamon, Bank Internasional Indonesia, and Bank Negara Indonesia

The escrow accounts with Bank Danamon, Bank Internasional Indonesia, and Bank Negara Indonesia were established in relation with the revenue sharing arrangement in telecommunications equipment in Divre VII East Indonesia.
17.	TRADE PAYABLES

	2005	2006
Related parties
Concession fees	648,950	818,121
Payables to other telecommunications providers	99,980	102,702
Purchases of equipment, materials and services	265,459	195,673

Total	1,014,389	1,116,496

Third parties
Purchases of equipment, materials and services	4,011,444	5,499,254
Payables to other telecommunication providers	163,646	111,963
Payables related to revenue-sharing arrangements	106,195	190,240

Total	4,281,285	5,801,457

Total	5,295,674	6,917,953

Trade payables by currency are as follows:

	2005	2006
Rupiah	3,112,303	6,636,507
U.S. Dollar	1,381,473	259,996
Euro	796,343	18,377
Singapore Dollar	33	2,431
Great British Pound Sterling	14	630
Myanmar Kyat	—	12
Japanese Yen	5,508	—

Total	5,295,674	6,917,953

Refer to Note 46 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
18.	ACCRUED EXPENSES

	2005	2006
Early retirement program	—	1,528,429
Salaries and benefits	452,413	710,814
Operations, maintenance and telecommunications services	411,075	555,653
General, administrative and marketing	444,101	492,054
Interest and bank charges	134,299	188,748
Loss on procurement commitments (Note 12)	79,359	—

Total	1,521,247	3,475,698

Based on the Board of Directors’ resolutions dated December 20, 2006 on early retirement, the Company planned an early retirement program for interested and eligible employees. The early retirement program has been communicated to all employees, and the Company’s calculation was based on the number of eligible employees by grade who were expected to enroll. Accrued early retirement benefit as of December 31, 2006 amounting to Rp1,528,429 million, consisted of Rp1,461,150 million (Note 37) charged to the 2006 consolidated statement of income and Rp67,279 million in a reclassification from the balance for accrued long service awards.

19.	UNEARNED INCOME

	2005	2006
Prepaid pulse reload vouchers	1,582,762	1,976,868
Other telecommunication services	3,917	3,492
Others	6,039	57,412

Total	1,592,718	2,037,772

20.	SHORT-TERM BANK LOANS

	2005	2006
Bank Central Asia	170,000	233,334
Bank Mandiri	—	233,333
Bank Negara Indonesia	—	200,000
Bank Niaga	3,800	13,323
Bank Bumiputera Indonesia	—	8,000

Total	173,800	687,990

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	SHORT-TERM BANK LOANS (continued)
a.	Bank Central Asia

On December 3, 2004, Telkomsel entered into a loan agreement with Deutsche Bank AG, Jakarta (as “Arranger” and “Agent”) and Bank Central Asia (as “Lender”) with a total facility of Rp170,000 million. Under the agreement, the Lender may transfer its rights, benefits and obligations to any bank or financial institution by delivering the Transfer Agreement to the Agent and notifying Telkomsel. The facility carried interest at a rate equal to the 3-month Certificates of Bank Indonesia plus 1% (i.e. 13.09% as of December 31, 2005) payable quarterly in arrears and unsecured. The loan was due on February 1, 2006. As of December 31, 2005, the principal outstanding amounted to Rp170,000 million. On February 1, 2006, Telkomsel repaid the entire loan balance and the loan agreement was terminated.

On August 15, 2006, Telkomsel signed a loan agreement with Bank Central Asia for a Rp350,000 million short-term facility. The loan amount under the short-term facility would be repaid in three quarterly installments commencing after three months from the availability period (i.e. the earlier of November 15, 2006 and the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of December 31, 2006) and is unsecured. The principal outstanding as of December 31, 2006 amounted to Rp233,334 million.

b.	Bank Mandiri

On August 15, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a Rp350,000 million short-term facility. The short-term facility would be repaid in three quarterly installment commencing after three months from the availability period (i.e the earlier of November 15, 2006 or the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of December 31, 2006) and is unsecured. The principal outstanding as of December 31, 2006 amounted to Rp233,333 million.

c.	Bank Negara Indonesia (“BNI”)

On August 15, 2006, Telkomsel signed a loan agreement with BNI for a Rp300,000 million short-term facility. The short-term facility would be repaid in three quarterly installments commencing after three months from the availability period (i.e the earlier of November 15, 2006 and the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5%. (i.e., 11.00% as of December 31, 2006) and is unsecured. The principal outstanding as of December 31, 2006 amounted to Rp200,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	SHORT-TERM BANK LOANS (continued)
d.	Bank Niaga

On April 25, 2005, Balebat entered into a loan agreement for a 12% per annum fixed rate revolving credit facility of Rp800 million and an investment credit facility of Rp1,600 million (Note 24g). These credit facilities are secured by Balebat’s property located in West Java up to a maximum of Rp3,350 million.The applicable fixed interest rate and maturity date of the revolving credit facility was amended on July 26, 2005 to 12.5% per annum and May 30, 2006, respectively and subsequently on June 13, 2006 to 16.5% per annum and May 30, 2007, respectively. Based on the amendment on June 13, 2006, the revolving credit facility amounted to Rp800 million was combined with the short-term fixed credit facility of Rp4,000 million as described in Note 24g. Additionally, Balebat obtained credit facility of Rp500 million at a fixed interest rate of 16.75% per annum maturing on May 30, 2007. As of December 31, 2005 and 2006, the principal outstanding balance amounted to Rp800 million and Rp1,323 million, respectively.

On October 18, 2005, GSD entered into a loan agreement with Bank Niaga for a short-term facility of Rp3,000 million for a one-year term. The loan facility was secured by certain GSD’s property, carried interest at 14.5% per annum and would expire on October 18, 2006. On June 7, 2006, the loan agreement was amended to increase the maximum facility amount and interest rate to Rp8,000 million and 16.25% per annum, respectively. On November 3, 2006, the loan agreement was amended (2nd amendment agreement) to change the interest rate to 15.5% for the period October 18, 2006 to October 18, 2007. As of December 31, 2005 and 2006, the principal outstanding amounted to Rp3,000 million and Rp8,000 million, respectively.

In October 2005, GSD also entered into a loan agreement with the Bank Niaga to obtain a Rp12,000 million short-term facility, which would expire on October 18, 2006. The borrowing under this facility carried interest at 14.5% per annum. On June 7, 2006, the credit agreement was amended to reduce the maximum facility to Rp7,000 million and to change the interest rate to 16.25% per annum. On November 3, 2006, the loan agreement was amended (2nd amendment agreement) to change the interest rate to 15.5% for the period October 18, 2006 to October 18, 2007. The principal outstanding as of December 31, 2005 and 2006 was Rp nil and Rp4,000 million, respectively.

The credit facilities of Rp8,000 million and Rp7,000 million are secured by GSD’s property located in Jakarta.

e.	Bank Bumiputera Indonesia

On February 15, 2006, GSD entered into a loan agreement with Bank Bumiputera Indonesia amounted to Rp8,000 million with interest at 17% per annum, unsecured and repayable by monthly installments. The loan is payable within 12 months from the signing date and will mature on February 15, 2007. As of December 31, 2006 the loan was fully drawn-down and the principal outstanding amounted to Rp8,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
21.	MATURITIES OF LONG-TERM LIABILITIES
     a. Current maturities

	Notes	2005	2006
Bank loans	24	634,542	1,669,146
Notes and Bonds	23	144,510	1,461,955
Deferred consideration for business combinations	25	862,394	1,054,095
Two-step loans	22	569,278	469,678
Obligations under capital leases	12	16,201	20,535

Total		2,226,925	4,675,409

     b. Long-term portion

		(In billions of Rupiah)
	Notes	Total	2008	2009	2010	2011	Later
Two-step loans	22	4,006.9	432.1	419.3	396.0	368.6	2,390.9
Bank loans	24	2,487.9	1,450.9	717.8	213.1	106.1	—
Deferred consideration for business combinations	25	3,537.1	1,102.4	1,141.4	1,188.1	105.2	—
Obligations under capital leases	12	217.1	26.0	33.0	41.9	116.2	—

Total		10,249.0	3,011.4	2,311.5	1,839.1	696.1	2,390.9

22.	TWO-STEP LOANS

Two-step loans are loans, which were obtained by the Government from overseas banks and consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and are payable in Rupiah based on the exchange rate at the date of drawdown. The loans are unsecured. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

On December 15, 2004, the Company repaid a portion of its Rupiah denominated two-step loans totaling Rp701,272 million before its maturity. Further, on December 24, 2004, the Company repaid a portion of its U.S. Dollar denominated two-step loans amounting to US$48.8 million and its entire Euro denominated two-step loans amounting to Euro14.5 million before their maturities. These early repayments of two-step loans have been approved by the Ministry of Finance of the Republic of Indonesia – Directorate General of Treasury.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	TWO-STEP LOANS (continued)

The details of the two-step loans are as follows:

	Interest Rate		Outstanding
Creditors	2005	2006	2005	2006
Overseas banks	3.10% - 10.71%	3.10% - 13.67%	5,250,829	4,434,041
Consortium of contractors	3.20%	3.20%	78,648	42,572

Total			5,329,477	4,476,613
Current maturities (Note 21a)			(569,278)	(469,678)

Long-term portion (Note 21b)			4,760,199	4,006,935

The details of two-step loans obtained from overseas banks as of December 31, 2005 and 2006 are as follows:

	Interest Rate		Outstanding
Currencies	2005	2006	2005	2006
U.S. Dollar	4.00% - 6.81%	4.00% - 6.48%	2,232,752	1,795,782
Rupiah	8.30% - 10.71%	11.23% - 13.67%	1,794,149	1,592,198
Japanese Yen	3.10%	3.10%	1,223,928	1,046,061

Total			5,250,829	4,434,041

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are repayable in semi-annual installments and are due on various dates through 2024.
Details of two-step loans obtained from a consortium of contractors as of December 31, 2005 and 2006 are as follows:

	Interest Rate		Outstanding
Currencies	2005	2006	2005	2006
Japanese Yen	3.20%	3.20%	78,648	42,572

Total			78,648	42,572

The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans are repayable in semi-annual installments and are due on various dates through June 15, 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	TWO-STEP LOANS (continued)

Two-step loans which are payable in Rupiah bear either a fixed interest rate or a floating rate based upon the average interest rate on three-month Certificates of Bank Indonesia during the six-months preceding the installment due date plus 1%, or a floating interest rate offered by the lenders plus 5.25%. Two-step loans which are payable in foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.

As of December 31, 2006, the Company has used all facilities under the two-step loans program and the draw-down period for the two-step loans has expired.

The Company is required to maintain financial ratios as follows:
a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the two-step loans originating from World Bank and Asian Development Bank (“ADB”), respectively.

b.	Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.
 As of December 31, 2006, the Company complied with the above mentioned ratios.
23.	NOTES AND BONDS

	2005	2006
Bonds	991,850	997,137
Medium-term Notes	609,329	464,818

Total	1,601,179	1,461,955
Current maturities (Note 21a)	(144,510)	(1,461,955)

Long-term portion	1,456,669	—

a.	Bonds

On July 16, 2002, the Company issued bonds amounting to Rp1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002 and secured with all assets owned by the Company. The bonds are traded on the Surabaya Stock Exchange and will mature on July 16, 2007. The trustee of the bonds is PT Bank Rakyat Indonesia Tbk (effective from January 17, 2006 replacing PT Bank Negara Indonesia (Persero) Tbk) and the custodian is PT Kustodian Sentral Efek Indonesia.

As of December 31, 2006, the ratings for the bonds were AAA and BB+ by Pefindo and Standard and Poor’s, respectively.

As of December 31, 2005 and 2006, the outstanding principal amount of the bonds and the unamortized bond issuance costs are as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	NOTES AND BONDS (continued)
   a. Bonds (continued)

	2005	2006
Principal	1,000,000	1,000,000
Bond issuance costs	(8,150)	(2,863)

Net	991,850	997,137

During the period when the bonds are outstanding, the Company is required to comply with all covenants or restrictions including maintaining consolidated financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed:
a.	3:1 for the period January 1, 2002 to December 31, 2002

b.	2.5:1 for the period January 1, 2003 to December 31, 2003

c.	2:1 for the period January 1, 2004 to the redemption date of the bonds
3.	Debt to EBITDA ratio should not exceed 3:1
In 2005, the Company breached a covenant in the bonds indenture which stipulated that during the period when the bonds are outstanding, the Company would not make any loans to or for the benefit of any person which in aggregate exceed Rp500,000 million. On March 24, 2006, the Company obtained a written waiver from PT Bank Rakyat Indonesia Tbk, the trustee of the bonds, with regard to providing loans to certain subsidiaries which in aggregate exceed Rp500,000 million.
   b. Medium-term Notes
On December 13, 2004, the Company entered into an agreement with PT ABN AMRO Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities and PT Mandiri Sekuritas (collectively referred as “Initial Purchasers”) to issue medium-term notes (the “Notes”) for a total principal amount of Rp1,125,000 million. Proceeds from issuance of the Notes were used to finance the payment of the remaining balance of the borrowings assumed in connection with the AWI acquisition amounting to US$123.0 million.
The Notes consist of four Series with the following maturities and interest rates:

Series	Principal	Maturity	Interest rate
A	290,000	June 15, 2005	7.70%
B	225,000	December 15, 2005	7.95%
C	145,000	June 15, 2006	8.20%
D	465,000	June 15, 2007	9.40%

Total	1,125,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23. NOTES AND BONDS (continued)
b.	Medium-term Notes (continued)

Interest on the Notes is payable semi-annually beginning June 15, 2005 through June 15, 2007. The Notes are unsecured and will at all times rank pari passu with other unsecured debts of the Company. The Company may at any time, before the maturity dates of the Notes, repurchase the Notes in whole or in part.

On June 15, 2005, December 15, 2005 and June 15, 2006, the Company repaid the Series A, Series B and Series C Notes.

As of December 31, 2005 and 2006, the outstanding principal and unamortized debt issuance costs are as follows:

	2005	2006
Principal	610,000	465,000
Debt issuance costs	(671)	(182)

	609,329	464,818
Current maturities	(144,510)	(464,818)

Long-term portion	464,819	—

As of December 31, 2006, the Pefindo’s rating for the Notes was AAA.
During the period when the Notes are outstanding, the Company must comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed 2:1

3.	Debt to EBITDA ratio should not exceed 3:1
The Company complied with the covenants for the whole financial years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS

The details of long-term bank loans as of December 31, 2005 and 2006 are as follows:

			2005		2006
		2006	Outstanding		Outstanding
			Original		Original
		Total Facility	Currency	Rupiah	Currency	Rupiah
Lenders	Currency	(in millions)	(in millions)	Equivalent	(in millions)	Equivalent
The Export-Import Bank of Korea	US$	124.0	117.6	1,156,296	105.8	952,842
Bank Mandiri	Rp	950,000.0	—	14,918	—	950,000
Bank Central Asia	Rp	923,000.0	—	86,093	—	778,698
Citibank N.A.	US$	113.3	62.5	614,501	39.2	352,612
	Euro	73.4	36.7	427,718	22.0	260,994
	Rp	500,000.0	—	—	—	500,000
Bank BNI	Rp	300,000.0	—	—	—	300,000
Consortium of banks	Rp	150,000.0	—	74,890	—	32,606
Lippo Bank	Rp	18,500.0	—	—	—	18,401
Bank Niaga	Rp	11,300.0	—	7,229	—	6,705
Bank Bukopin	Rp	5,300.0	—	5,001	—	4,201

Total				2,386,646		4,157,059
Current maturities of bank loans (Note 21a)				(634,542)		(1,669,146)

Long-term portion (Note 21b)				1,752,104		2,487,913

a.	The Export-Import Bank of Korea

On August 27, 2003, the Company entered into a loan agreement with The Export-Import Bank of Korea for a loan facility of US$124.0 million. The loan was used to finance the CDMA procurement from the Samsung Consortium and the facility was available until April 2006. The loan bears interest, commitment and other fees totaling 5.68%. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 of each year beginning in December 2006. As of December 31, 2005 and 2006, the principal outstanding amounted to US$117.6 million (equivalent to Rp1,156,296 million) and US$105.8 million (equivalent to Rp952,842 million), respectively.
b.	Bank Mandiri

On December 20, 2003, Dayamitra obtained a Rp40,000 million credit facility from Bank Mandiri. The loan amount under the facility would be repaid on a quarterly basis beginning from the end of the third quarter of 2004 until the end of the fourth quarter of 2006 and carried interest at 14% per annum which would be subject to change to reflect any changes in the market rate (14% as of December 31, 2005). The loan was obtained to finance the construction of the Fixed Wireless CDMA project pursuant to the procurement agreement entered into between Dayamitra and Samsung Electronic Co. Ltd. As of December 31, 2005, the principal outstanding under this facility was Rp14,328 million and the loan was fully repaid in July 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
b.	Bank Mandiri (continued)

The above loan was collateralized by Dayamitra’s telecommunications equipment/network with the CDMA technology financed by these facilities, and Dayamitra’s share in the DKSOR of KSO VI. In addition, Dayamitra was required to maintain a minimum balance of Rp6,000 million in an escrow account established to facilitate loan repayments (Note 16b).

On March 13, 2003, Balebat entered into a loan agreement with Bank Mandiri for a facility of Rp2,500 million. This facility was secured by Balebat’s operating equipment and matured in July 2006. As of December 31, 2005, the interest rate charged on the loan was 15% per annum, and was payable on a monthly basis. The principal was repayable by monthly installments. As of December 31, 2005, the principal outstanding under this facility amounted to Rp590 million and the loan was fully repaid in July 2006.

On March 20, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a facility of Rp600,000 million. The loan is payable to Bank Mandiri in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 20, 2007 and the date on which the facility has been fully drawn). The loan bears floating interest rate of three-month Certificate of Bank Indonesia plus 1.75% (i.e., 11.25% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp600,000 million.

On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp350,000 million. This facility is in 5 quarterly installments commencing six months after the end of the availability period (the earlier of August 15, 2007 or the date when the facility has been fully drawn down). The loan bears floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp350,000 million.
c.	Bank Central Asia

On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project” with Bank Central Asia, providing a total facility of Rp173,000 million. The facility was obtained to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001 with PT Pirelli Cables Indonesia and PT Siemens Indonesia.

The amounts drawn from the facility bear interest at 4.35% plus the three-month time deposit rate (i.e 13.27% and 13.18% as of December 31, 2005 and 2006, respectively). The loans would be repaid in twelve unequal quarterly installments beginning in July 2004. The loan was originally scheduled to mature in October 2006 but was amended in 2004 to mature in April 2007 instead.

Total principal outstanding as of December 31, 2005 and 2006 was Rp86,093 million and Rp28,698 million, respectively.

The loan facility from Bank Central Asia is not collateralized.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
c.	Bank Central Asia (continued)

During the period when the loan is outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	EBITDA to interest ratio should exceed 4:1

2.	EBITDA to interest and principal ratio should exceed 1.5:1

3.	Debt to EBITDA ratio should not exceed 3:1
In 2005, the Company breached a covenant in the loan agreement which stipulates that the Company will not make any loans to or for the benefit of any person which in aggregate exceed Rp500,000 million. On April 24, 2006, the Company obtained a written waiver from Bank Central Asia with regard to providing loans to certain subsidiaries which in aggregate exceed Rp500,000 million.
On March 16, 2006, Telkomsel signed a loan agreement with Bank Central Asia for a facility of Rp400,000 million. The loan is payable to Bank Central Asia in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 16, 2007 and the date on which the facility has been fully drawn). The loan bears a floating an interest rate of three-month Certificate of Bank Indonesia plus 1.75% (i.e., 11.25% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp400,000 million.
On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Central Asia for Rp350,000 million. This facility is payable for 5 quarterly installments commencing six months after the end of the availability period (the earlier of August 15, 2007 and the date when the facility has been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp350,000 million.
d.	Citibank N.A.
1.	Hermes Export Facility

On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (AG) (Note 51a.i), Telkomsel entered into the Hermes Export Facility Agreement (“Facility”) with Citibank International plc (as “Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (“Arranger”) covering a total facility of Euro76.2 million divided into several tranches.

The agreement was subsequently amended on October 15, 2003, amending the Facility amount to Euro73.4 million and the payment dates.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
d.	Citibank N.A. (continued)
1.	Hermes Export Facility (continued)

The interest rate per annum on the Facility is determined based on the EURIBOR plus 0.75% per annum (i.e., 3.33% as of December 31, 2005 and 4.48% as of December 31, 2006) and unsecured. Interest is payable semi-annually, starting on the utilization date of the Facility (May 29, 2003). As of December 31, 2005 and 2006, the outstanding balance was Euro36.7 million (equivalent to Rp427,718 million) and Euro22.0 million (equivalent to Rp260,994 million), respectively.

The schedule of the principal payments on this long-term loan as of December 31, 2006 is as follows:

	Amount
	Euro	Rupiah
Year	(in millions)	equivalent
2007	14.7	173,996
2008	7.3	86,998

	22.0	260,994

2.	High Performance Backbone (“HP Backbone”) Loans
a.	On April 10, 2002, the Company entered into a “Loan Agreement” with Citibank N.A. (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“Lender” and “Guarantor”), providing a total facility of US$23.4 million.

The facility was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001, with PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra. The credit facility is unsecured.

The lender required a fee of 8.4% of the total facility. This fee was paid twice during the agreement period, 15% of the fee was required to be paid in cash and 85% was included in the loan balance.

As of December 31, 2005 and 2006, the outstanding loan was US$12.6 million (equivalent to Rp123,665 million) and US$8.4 million (equivalent to Rp75,486 million), respectively. The loan is payable in ten semi-annual installments beginning in April 2004.

The amounts drawn from the facility bear interest at a rate equal to the six-month LIBOR plus 0.75% (i.e., 5.04% and 6.11% as of December 31, 2005 and 2006, respectively).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
d.	Citibank N.A. (continued)
2.	High Performance Backbone (“HP Backbone”) Loans (continued)
b.	On April 10, 2002, the Company entered into a loan agreement with Citibank N.A. (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee obtained from Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to US$21.0 million. The facility was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub System VI, as part of HP Backbone network.

The amounts drawn from the facility bear a fixed interest rate of 4.14%. The loans are payable in ten semi-annual installments beginning in December 2003. Total principal outstanding as of December 31, 2005 and 2006 was US$9.3 million (equivalent to Rp91,257 million) and US$5.6 million (equivalent to Rp50,133 million), respectively. The credit facility is unsecured.
During the period when the loans are outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed:
a.	3:1 for the period April 10, 2002 to January 1, 2003

b.	2.75:1 for the period January 2, 2003 to January 1, 2004

c.	2.5:1 for the period January 2, 2004 to January 1, 2005

d.	2:1 for the period January 2, 2005 to the full repayment date of the loans
3.	Debt to EBITDA ratio should not exceed:
a.	3.5:1 for the period April 10, 2002 to January 1, 2004

b.	3:1 for the period January 2, 2004 to the full repayment date of the loans
In 2005, the Company has breached a covenant in the loan agreements which stipulate that the Company will not make any loans or grant any credit to or for the benefit of any person which in aggregate exceed 3% of shareholders’ equity. On May 12, 2006, the Company obtained a written waiver from Citibank International plc with regard to providing loans to certain subsidiaries which in aggregate exceed 3% of stockholders’ equity.
3.	EKN-Backed Facility

On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia (Note 51a.i), Telkomsel entered into the EKN-Backed Facility agreement (“Facility”) with Citibank International plc (“Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (“Arranger”) covering a total facility amount of US$70.5 million, divided into several tranches.

The agreement was subsequently amended on December 17, 2004, to reduce the total Facility to US$68.9 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
d.	Citibank N.A. (continued)
3.	EKN-Backed Facility (continued)

The interest rate per annum on the Facility is determined based on CIRR (Commercial Interest Reference Rate) of 3.52% plus 0.5% per annum (i.e., 4.02% as of December 31, 2005 and 2006) and unsecured. Interest is payable semi-annually, starting on the utilization date of the Facility (July 31, 2003).

In addition to the interest, in 2004, Telkomsel was also charged an insurance premium for the insurance guarantee given by EKN in favor of Telkomsel for the loan utilization amounting to US$1.5 million, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.

No amount were drawn down from the Facility in 2005 and 2006. As of December 31, 2005 and 2006, the outstanding balance was US$40.6 million (equivalent to Rp399,579 million) and US$25.2 million (equivalent to Rp226,993 million), respectively.

The schedule of the principal payments on this long-term loan as of December 31, 2006 is as follows:

	Amount
	US$	Rupiah
Year	(in millions)	Equivalent
2007	15.5	139,660
2008	9.7	87,333

	25.2	226,993

4.	Medium Term Loan

On March 21, 2006, Telkomsel signed a medium term loan agreement with Citibank, N.A., Jakarta Branch for a facility of Rp500,000 million. The loan is repayable to Citibank in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 21, 2007 and the date on which the facility has been fully drawn). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.75% (i.e., 11.25% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp500,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
d.	Citibank N.A. (continued)

The following table summarizes the principal outstanding on the various long-term loans from Citibank N.A. as of December 31, 2005 and 2006:

		2005		2006
		Foreign		Foreign
		Currencies	Rupiah	Currencies	Rupiah
		(in millions)	Equivalent	(in millions)	Equivalent
Hermes Export Facility	Euro	36.7	427,718	22.0	260,994
HP Backbone loans	US$	21.9	214,922	14.0	125,619
EKN-Backed Facility	US$	40.6	399,579	25.2	226,993
Medium Term Loan	Rp	—	—	—	500,000

Total			1,042,219		1,113,606
Current maturities			(401,013)		(584,821)

Long-term portion			641,206		528,785

e.	Bank Negara Indonesia (“BNI”)

On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BNI for Rp300,000 million. This facility is payable for 5 quarterly installment commencing six months after the end of the availability period (the earlier date of August 15, 2007 and the date when the facility has been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp300,000 million.

f.	Consortium of banks

On June 21, 2002, the Company entered into a loan agreement with a consortium of banks for a facility of Rp400,000 million to finance the Regional Division V Junction Project. Bank Bukopin, acting as the facility agent, charged interest at the rate of 19% for the first year from the signing date and at the rate of the highest average three-month deposit rate of each creditors plus 4% for the remaining years. The draw-down period expires 19 months from the signing of the loan agreement and the principal is payable in 14 quarterly installments starting from April 2004. The loan facility is secured by project equipment, with a value of not less than Rp500,000 million.

Subsequently, based on an addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp150,000 million, the draw-down period was amended to expire 18 months from the signing of the addendum, the repayment schedule was amended to 14 quarterly installments starting from May 21, 2004 and ending on June 21, 2007, and the value of the project equipment secured was reduced to Rp187,500 million.

As of December 31, 2005 and 2006, interest rate charged on the loan was 12.94% and 12.69%, respectively, and principal outstanding was Rp74,890 million and Rp32,606 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
f.	Consortium of banks (continued)

During the period when the loan is outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt to equity ratio should not exceed 3:1

2.	EBITDA to interest expense should exceed 5:1
As of December 31, 2006, the Company complied with the above mentioned ratios.

g.	Bank Niaga

On December 28, 2004, Balebat entered into a loan agreement with Bank Niaga providing a total facility of Rp7,200 million comprising Rp5,000 million to finance the construction of plant (“Investment Facility”) with interest at 13.5% per annum and Rp2,200 million to finance certain purchases of machinery (“Specific Transaction Facility”) with the interest at 12% per annum. The interest rate was subsequently increased to 17% per annum on December 1, 2005. The Investment Facility is repayable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is repayable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat’s property, plant and equipment with a value of Rp8,450 million. As of December 31, 2005 and 2006, principal outstanding under these facilities amounted to Rp5,696 million and Rp3,631 million, respectively.

On December 22, 2005 the loan agreement was amended to include a short term credit facility of Rp4,000 million with maturity date and interest rate of December 22, 2006 and 12.5% per annum, respectively. On June 13, 2006, the facility was combined with the revolving credit facility of Rp800 million (Note 20d).

On June 13, 2006, Balebat also received additional facility of Rp2,500 million which consist of transaction facility of Rp2,000 million to finance the purchase of printing machine and Rp500 million to finance the purchase of operational vehicle with interest rate 16.5% per annum. These facilities will be due on October 30, 2011 and November 28, 2009, respectively. Both facilities secured by Balebat’s property located in West Java. As of December 31, 2006, the outstanding loans of the facilities were Rp1,628 million and Rp312 million, respectively.

As discussed in Note 20d, on April 25, 2005, Balebat entered into a loan agreement with Bank Niaga for a total facility of Rp2,400 million which includes an investment credit facility of Rp1,600 million with maturity date of October 25, 2009. The investment credit facility loan is payable in 48 unequal monthly installments beginning in November 2005 through October 2009. The investment credit facility bears interest at a rate equal to market rate plus 2% (17% as of December 31, 2006). As of December 31, 2005 and 2006, the principal outstanding amounted to Rp1,533 million and Rp1,134 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
h.	Bank Bukopin

On May 11, 2005, Infomedia entered into loan agreements with Bank Bukopin for various facilities totaling Rp5,300 million. The loans were obtained to finance the acquisition of a property. The loan is payable in 60 monthly installments. A portion of the facilities of Rp4,200 million will mature in June 2010 and the remainder of Rp1,100 million will mature in December 2010. As of December 31, 2005 and 2006, interest rate charged on the loan was 15.75%. The facilities are secured by certain Infomedia’s property. As of December 31, 2005 and 2006, the principal outstanding amounted to Rp5,001 million and Rp4,201 million, respectively.

i.	Bank Lippo

On May 29, 2006, Infomedia entered into a loan agreement with Bank Lippo for a facility of Rp18,500 million to finance its Call Center project with Telkomsel. The facility bears interest at 15.5% per annum and is secured by Infomedia’s receivables on the Call Center contract with Telkomsel amounted to Rp23,125 million until the due date of the loan within 36 months from the withdrawal date. As of December 31, 2006, the principal outstanding amounted to Rp18,401 million.
25. DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS
These represent the Company’s obligation to the Selling Stockholders of AWI in respect of the Company’s acquisition of 100% of AWI, TM Communication (HK) Ltd. in respect of the Company’s exercise of the Option Agreement to purchase the remaining 9.68% of Dayamitra shares, MGTI in respect of the Company’s acquisition of KSO IV, and BSI in respect of the Company’s acquisition of KSO VII.

	2005	2006
AWI transaction (Note 5c)
PT Aria Infotek	394,294	257,870
The Asian Infrastructure Fund	93,879	61,398
MediaOne International I B.V.	262,863	171,914
Less discount on promissory notes	(57,298)	(26,064)

	693,738	465,118

Dayamitra transaction (Note 5a)
TM Communication (HK) Ltd.	147,791	—
Less discount on promissory notes	(2,519)	—

	145,272	—

KSO IV transaction (Note 5d)
MGTI	3,868,433	2,874,128
Less discount	(717,090)	(437,710)

	3,151,343	2,436,418

KSO VII transaction (Note 5e)
BSI	—	2,226,431
Less discount	—	(536,790)

	—	1,689,641

Total	3,990,353	4,591,177
Current maturity — net of discount (Note 21a)	(862,394)	(1,054,095)

Long-term portion — net of discount (Note 21b)	3,127,959	3,537,082

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
26. MINORITY INTEREST

	2005	2006
Minority interest in net assets of subsidiaries:
Telkomsel	6,208,354	8,074,595
Infomedia	96,835	110,912
Metra	—	1,573
GSD	4	7

Total	6,305,193	8,187,087

	2004	2005	2006
Minority interest in net income (loss) of subsidiaries:
Telkomsel	1,915,543	3,026,029	3,913,743
Infomedia	37,088	37,940	36,784
Dayamitra	9,139	—	—
Indonusa	(1,959)	—	—
Napsindo	(2,068)	—	—
PII	(1,443)	—	—
GSD	1	2	2
Metra	—	—	(2,428)

Total	1,956,301	3,063,971	3,948,101

27. CAPITAL STOCK

	2005
		Percentage	Total Paid-up
Description	Number of Shares	of Ownership	Capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,992,333,765	9.88	498,083
The Bank of New York	1,291,002,696	6.41	322,751
Board of Commisioners (Note 1a):
Petrus Sartono	19,116	—	5
Board of Directors (Note 1a):
Garuda Sugardo	16,524	—	4
Guntur Siregar	19,980	—	5
John Welly	21,712	—	5
Abdul Haris	1,000	—	—
Public (individually less than 5%)	6,556,113,775	32.52	1,639,029

Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
27. CAPITAL STOCK (continued)

	2006
		Percentage	Total
Description	Number of Shares	of Ownership	Paid-up Capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,756,681,581	8.71	439,170
The Bank of New York	1,487,512,256	7.38	371,878
Board of Commissioners (Note 1a):
Petrus Sartono	19,116	—	5
Board of Directors (Note 1a):
Garuda Sugardo	16,524	—	4
Guntur Siregar	19,980	—	5
John Welly	4	—	—
Abdul Haris	1,000	—	—
Public (individually less than 5%)	6,476,901,607	32.13	1,619,226

Total	20,041,622,780	99.41	5,010,406
Treasury Stock (Note 29)	118,376,500	0.59	29,594

Total	20,159,999,280	100.00	5,040,000

The Company only issued one Series A Dwiwarna Share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of the Stockholders with respect to election and removal of Commissioners and Directors and to amend the Company’s article of association.
Series B shares give the same and equal rights to all the Series B shareholders.
28. ADDITIONAL PAID-IN CAPITAL

	2005	2006
Proceeds from sale of 933,333,000 shares in excess of par value through initial public offering in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
29.	TREASURY STOCK

Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized the plan to repurchase the Company’s issued and outstanding Series B shares. The proposals to a stock repurchase programs, under the following terms and conditions: (i) maximum stock repurchase would be 5% of the Company’s issued Series B shares with total cost not to exceed Rp5,250,000 million; (ii) the period determined for the acquisition would not be longer than 18 months (December 21, 2005 to June 20, 2007), in accordance with BAPEPAM Regulation No.XI.B.2.

As of December 31, 2006 the Company has repurchased 118,376,500 Series B shares of the Company’s issued and outstanding Series B shares representing 0.59% of the Company’s issued and outstanding Series B shares, for a total repurchased amount of Rp952,211 million (included broker commision and custodian fee).

The movement of shares held in treasury arising from the programs for repurchase of shares was the following:

	2006
	Number of share	Rp
Balance as of January 1, 2006	—	—
Number of shares acquired	118,376,500	952,211

Balance as of December 31, 2006	118,376,500	952,211

Historical unit cost of repurchase of treasury shares:

Rp
Weighted average	8,044
Minimum	6,633
Maximum	10,620
The acquisition unit cost has included the total cost for the shares repurchase programs i.e. broker commission and custodian fee. Up to balance sheet date none of the shares acquired were sold.

30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

Cross-ownership transactions and acquisition of Pramindo

On April 3, 2001, the Company signed a Conditional Sale and Purchase Agreement with Indosat, for a series of transactions to consolidate their cross-ownership in certain companies. The transactions under the agreement are as follows:
i.	The acquisition by the Company of Indosat’s 35% equity interest in Telkomsel for US$945.0 million (“Telkomsel Transaction”);

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL (continued)

Cross-ownership transactions and acquisition of Pramindo (continued)
ii.	The acquisition by Indosat of the Company’s 22.5% equity interest in PT Satelit Palapa Indonesia (“Satelindo”) for US$186.0 million (“Satelindo Transaction”);

iii.	The acquisition by Indosat of the Company’s 37.66% equity interest in PT Aplikanusa Lintasarta (“Lintasarta”) and convertible bonds of Rp4,051 million issued by Lintasarta for US$38.0 million (“Lintasarta Transaction”); and

iv.	The acquisition by Indosat of all of the Company’s rights and novation of all of the Company’s obligations, under the KSO IV Agreement dated October 20, 1995, between the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), together with all of the Company’s assets being used as KSO IV assets, for US$375.0 million (“KSO IV Transaction”).
Lintasarta’s convertible bonds were subsequently converted into shares, thereby reducing the Company’s 37.66% equity interest to 37.21% prior to the consummation of the Lintasarta Transaction.
The Telkomsel and Lintasarta Transactions were consummated on May 16, 2001 based on Deed of Share Transfer No. 1/V/2001/triplo and No. 2/V/2001/duplo, respectively, of Notary Ny. Liliana Arif Gondoutomo, S.H.
The Satelindo Transaction was consummated on July 23, 2001 after DeTeAsia Holding GmbH and PT Bimagraha Telekomindo (the other Satelindo stockholders) waived their pre-emptive rights on 7.26% and 13.06% of Satelindo’s shares, respectively.
On February 1, 2002, the Company and Indosat announced the cancellation of the KSO IV Transaction. As a result, the Company settled this portion of the cross-ownership transaction in cash.
At the time of the transactions, the Government was the majority and controlling shareholder of both the Company and Indosat. Accordingly, the Telkomsel, Satelindo and Lintasarta Transactions have been accounted for as a restructuring of entities under common control. The Company’s acquisition of a controlling interest in Telkomsel was accounted for in a manner similar to that of pooling of interests accounting (carryover basis). Accordingly, for reporting purposes, the financial statements of the Company and those of Telkomsel have been combined, as if they had been combined from the beginning of the earliest period presented. The effects of the transactions between the Company and Telkomsel before the combination were eliminated in preparing the combined financial statements. On the consummation dates of the transactions, the difference between the consideration paid or received and the historical amount of the net assets of the investee acquired or carrying amount of the investment sold was included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.
In connection with the acquisition of Pramindo on August 15, 2002, the portion representing Indosat’s 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control. On the acquisition date, the difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp296,038 million was included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL (continued)

Cross-ownership transactions and acquisition of Pramindo (continued)

The difference in the value of the restructuring transactions between the entities under common control arising from the cross-ownership transactions and acquisition of Pramindo can be summarized as follows:

		Historical
	Consideration	Amount of
	Paid/	Net Assets/	Deferred	Change
	(Received)	Investment	Income Tax	in Equity	Total	Tax	Net
Cross-ownership transactions with Indosat in 2001:
Acquisition of 35% equity interest in Telkomsel	10,782,450	1,466,658	337,324	—	8,978,468	—	8,978,468
Sale of 22.5% equity interest in Satelindo	(2,122,260)	—	—	(290,442)	(2,412,702)	(627,678)	(1,785,024)
Sale of 37.66% equity interest in Lintasarta	(437,631)	116,834	—	—	(320,797)	(119,586)	(201,211)

Total	8,222,559	1,583,492	337,324	(290,442)	6,244,969	(747,264)	6,992,233

Acquisition of 13% equity interest in Pramindo in 2002 from Indosat (Note 5b)	434,025	137,987	—	—	296,038	—	296,038

Total	8,656,584	1,721,479	337,324	(290,442)	6,541,007	(747,264)	7,288,271

On December 20, 2002, the Government sold its 41.94% ownership interest in Indosat to STTC and waived its special voting rights with respect to the Series A Dwiwarna share. As a result, as of December 20, 2002, the Government ceased to be the majority and controlling shareholder of Indosat and consequently, the Company no longer considered Indosat as a common control entity from that date. As discussed in Note 4, in connection with the adoption of PSAK 38R and pursuant to a ruling issued by BAPEPAM regarding the initial application of PSAK 38R by public companies, the Company has reclassified the difference in the value of the restructuring transactions between the entities under common control account resulting from the cross-ownership transactions and acquisition of Pramindo as a charge to retained earnings as of January 1, 2005.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL (continued)

Compensation for early termination of exclusive rights

As discussed in Note 1a, on July 31, 2002, the Government decided to terminate the Company’s exclusive rights to provide local and domestic long-distance fixed-line telecommunications services taking effect since August 1, 2002.

On March 30, 2004, the Minister of Communications issued Announcement No. PM.2 year 2004 regarding the Implementation of Restructuring in the Telecommunications Sector which, among others, stipulates that the Government shall pay compensation for early termination of exclusive rights to the Company amounting to Rp478,000 million, net of tax.

On December 15, 2005, the Company signed an agreement on Implementation of Compensation for Termination of Exclusive Rights with the State Minister of Communication and Information – Directorate General of Post and Telecommunications, which was amended on October 18, 2006. Pursuant to this agreement, the Government agreed to pay Rp478,000 million to the Company over a five-year period where Rp90,000 million shall be paid from the 2005 State budget, Rp90,000 million from the 2006 State budget and the remaining Rp298,000 million shall be paid gradually or in one lump-sum payment based on the State’s financial ability. In addition, the Company is required by the Government to use the funds received from this compensation for the development of telecommunications infrastructure.

As of December 31, 2006, the Company has received Rp180,000 million in relation to the compensation for the early termination of exclusivity right, being Rp90,000 million paid on December 30, 2005 and Rp90,000 million on December 28, 2006. The Company recorded these amounts in “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section. These amounts are recorded as a component of stockholders’ equity because the Government is the majority and controlling shareholder of the Company. The Company will record the remaining amount of Rp298,000 million when it is received.

As of December 31, 2006, the development of the related infrastructure amounted to Rp90,702 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
31.	TELEPHONE REVENUES

	2004	2005	2006
Fixed lines
Local and domestic long-distance usage	7,439,310	7,223,137	7,130,861
Monthly subscription charges	2,934,899	3,289,750	3,491,497
Installation charges	201,313	197,266	170,205
Phone cards	15,561	10,943	4,036
Others	53,938	60,156	182,434

Total	10,645,021	10,781,252	10,979,033

Cellular
Air time charges	9,825,738	13,666,286	19,257,290
Monthly subscription charges	448,472	383,537	297,450
Connection fee charges	55,797	64,110	109,251
Features	91,291	457,025	958,656

Total	10,421,298	14,570,958	20,622,647

Total Telephone Revenues	21,066,319	25,352,210	31,601,680

32.	INTERCONNECTION REVENUES — NET

	2004	2005	2006
Cellular	5,351,613	6,685,138	7,442,340
International	641,210	854,766	1,001,304
Others	195,158	202,180	237,817

Total	6,187,981	7,742,084	8,681,461

Refer to Note 46 for details of related party transactions.
33.	REVENUE UNDER JOINT OPERATION SCHEMES

	2004	2005	2006
Minimum Telkom Revenues	295,955	268,629	207,516
Share in Distributable KSO Revenues	349,528	318,556	274,587
Amortization of unearned initial investor payments under Joint Operation Schemes	11,131	1,462	7,311

Total	656,614	588,647	489,414

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
33.	REVENUE UNDER JOINT OPERATION SCHEMES (continued)

KSO revenues were shares of the Company’s revenues under joint operation agreement with the KSO investors. On October 19, 2006, the Company has amended the KSO VII agreement and as of that date the Company has obtained the operational control over KSO VII (Note 5e and 48). As of December 31, 2006 the Company has obtained full control over all of the KSO operations by acquisition of its KSO investors or the businesses.

34.	DATA AND INTERNET REVENUES

	2004	2005	2006
SMS	3,562,726	5,309,244	6,730,463
Internet	554,948	711,375	907,467
Data communication	360,642	610,367	1,122,285
VoIP	318,854	292,750	278,057
e-Business	11,572	10,588	26,915

Total	4,808,742	6,934,324	9,065,187

35.	NETWORK REVENUES

	2004	2005	2006
Leased lines	443,408	347,105	424,633
Satellite transponder lease	210,901	239,531	294,105

Total	654,309	586,636	718,738

Refer to Note 46 for details of related party transactions.
36.	REVENUE-SHARING ARRANGEMENTS REVENUES

	2004	2005	2006
Revenue-Sharing Arrangements revenues	198,543	165,601	263,516
Amortization of unearned income (Note 13)	82,033	136,681	151,961

Total	280,576	302,282	415,477

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
37.	OPERATING EXPENSES — PERSONNEL

	2004	2005	2006
Salaries and related benefits	1,796,914	2,165,895	2,400,631
Vacation pay, incentives and other benefits	1,156,069	1,615,640	2,209,056
Early retirements program (Note 18)	243,466	486,374	1,461,150
Employee income tax	523,787	856,451	889,083
Net periodic post-retirement health care benefit cost (Note 45)	416,276	488,586	604,748
Net periodic pension cost (Note 43)	572,419	532,331	438,383
Long service awards (Note 44)	36,861	201,878	215,840
Housing	103,459	113,673	168,416
Medical	12,190	18,019	25,117
Other employee benefits (Note 43)	11,510	5,954	14,341
Others	37,014	78,246	87,000

Total	4,909,965	6,563,047	8,513,765

38.	OPERATING EXPENSES — OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES

	2004	2005	2006
Operations and maintenance	2,398,159	3,075,092	4,209,145
Concession fees and Universal Service Obligation (USO) charges	314,741	709,190	881,757
Radio frequency usage charges	492,568	548,186	722,600
Cost of phone, SIM and RUIM cards	366,661	582,351	579,334
Electricity, gas and water	385,662	372,526	417,349
Vehicles and supporting facilities	181,737	217,217	246,184
Leased lines	132,829	124,253	236,394
Insurance	151,297	136,378	145,075
Call center	59,634	104,989	14,679
Travelling	42,213	33,455	39,106
Others	4,086	12,704	4,105

Total	4,529,587	5,916,341	7,495,728

Refer to Note 46 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	OPERATING EXPENSES — GENERAL AND ADMINISTRATIVE

	2004	2005	2006
Amortization of goodwill and other intangible assets (Note 15)	872,330	918,153	944,403
Collection expenses	358,957	379,056	542,466
Provision for doubtful accounts and inventory obsolescence	357,695	488,973	458,252
General and social contribution	111,838	204,326	301,826
Travelling	192,567	171,657	229,670
Training, education and recruitment	228,524	177,853	224,321
Professional fees	137,355	131,047	221,043
Security and screening	143,892	164,416	197,416
Meetings	58,333	40,311	63,953
Stationery and printing	80,972	50,190	51,864
Research and development	13,225	8,396	8,653
Others	44,159	29,573	27,560

Total	2,599,847	2,763,951	3,271,427

40.	TAXATION
a.	Telkomsel recognized a claim for tax refund amounting to Rp337,855 million as a result of the revision to the 2004 and 2005 tax returns and Rp21,727 million as a result of its objection to the 2002 tax assessment (Note 40f).

	2005	2006
b. Prepaid taxes
Subsidiaries
Corporate income tax	13,352	—
Value added tax	5,561	896
Income tax Article 23 - Services Delivery	—	1,494

	18,913	2,390

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	TAXATION (continued)

	2005	2006
c. Taxes payable

The Company
Income taxes
Article 21 - Individual income tax	64,793	80,626
Article 22 - Witholding tax on goods delivery and import	5,055	3,137
Article 23 - Witholding tax on services delivery	46,132	36,258
Article 25 - Installment of corporate income tax	117,281	128,291
Article 26 - Witholding tax on non-resident income tax	1,143	73,872
Article 29 - Underpayment of corporate income tax	376,140	602,159
Value added tax	256,523	275,657

	867,067	1,200,000

Subsidiaries
Income taxes
Article 4 - Final tax	3,318	7,829
Article 21 - Individual income tax	25,059	55,340
Article 22 - Witholding tax on goods delivery and import	—	639
Article 23 - Witholding tax on services delivery	55,928	75,577
Article 25 - Installment of corporate income tax	203,254	272,803
Article 26 - Witholding tax on non-resident income tax	72,252	34,115
Article 29 - Underpayment of corporate income tax	1,207,247	808,838
Value added tax	35,640	113,861

	1,602,698	1,369,002

	2,469,765	2,569,002

d.	The components of income tax expense (benefit) are as follows:

	2004	2005	2006
Current
The Company	1,922,238	2,034,248	2,536,459
Subsidiaries	2,344,873	3,685,396	4,560,743

	4,267,111	5,719,644	7,097,202

Deferred
The Company	(330,630)	(694,843)	(713,200)
Subsidiaries	242,045	159,086	655,925

	(88,585)	(535,757)	(57,275)

	4,178,526	5,183,887	7,039,927

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	TAXATION (continued)
e.	Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax).

The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2004	2005	2006
Consolidated income before tax	12,749,395	16,241,424	21,993,605
Add back consolidation eliminations	3,936,524	5,737,400	7,529,604

Consolidated income before tax and eliminations	16,685,919	21,978,824	29,523,209
Less: income before tax of the subsidiaries	(8,485,296)	(12,645,854)	(16,694,373)

Income before tax attributable to the Company	8,200,623	9,332,970	12,828,836
Less: income subject to final tax	(206,601)	(285,075)	(690,760)

	7,994,022	9,047,895	12,138,076

Tax calculated at progressive rates	2,398,189	2,714,351	3,641,405
Non-taxable income	(1,181,983)	(1,724,483)	(2,256,896)
Non-deductible expenses	322,884	315,041	321,880
Deferred tax assets originating from previously unrecognized temporary differences, net	(14,940)	(6,900)	—
Deferred tax assets that cannot be utilized, net	24,045	—	(3,071)

Corporate income tax expense	1,548,195	1,298,009	1,703,318
Final income tax expense	43,413	41,396	119,940

Total income tax expense of the Company	1,591,608	1,339,405	1,823,258
Income tax expense of the Subsidiaries	2,586,918	3,844,482	5,216,669

Total consolidated income tax expense	4,178,526	5,183,887	7,039,927

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	TAXATION (continued)
e.	(continued)

The reconciliation between income before tax attributable to the Company and estimated taxable income for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Income before tax attributable to the Company	8,200,623	9,332,970	12,828,836
Less: income subject to final tax	(206,601)	(285,075)	(690,760)

	7,994,022	9,047,895	12,138,076

Temporary differences:
Depreciation of property, plant and equipment	415,805	880,578	746,190
Gain on sale of property, plant and equipment	(12,874)	(2,143)	(41,269)
Allowance for doubtful accounts	491,577	308,193	265,385
Trade receivables written-off	(91,865)	(336,715)	(118,668)
Allowance for inventory obsolescence	11,385	11,228	5,501
Inventory written-off	—	(12,183)	(1,928)
Accrued early retirement benefits	(132,810)	—	1,528,429
Accrued employee benefits	(139,064)	67,792	27,105
Net periodic pension cost	(264,796)	(164,008)	(275,486)
Long service awards	(46,908)	69,264	94,094
Amortization of intangible assets	851,060	896,883	923,867
Amortization of landrights	(3,419)	(3,441)	(3,988)
Provision for impairment of property, plant and equipment	—	616,768	—
Depreciation of property, plant and equipment under revenue-sharing arrangements	82,415	96,114	112,762
Interest income/receivable	45,835	—	—
Amortization of unearned income on revenue-sharing arrangements	(82,033)	(135,662)	(153,465)
Payments of deferred consideration for business combinations	(233,337)	(405,302)	(484,276)
Consultant fees for acquisition of business	(27,797)	—	—
Foreign exchange loss/(gain) on deferred consideration for business combinations	342,073	190,206	(273,555)
Foreign exchange losses capitalized to property under construction	(74,283)	—	—
Capital leases	—	21,359	20,000
Loss on purchase commitments	—	79,359	—
Other provisions	—	114,854	(3,600)

Total temporary differences	1,130,964	2,293,144	2,367,098

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	TAXATION (continued)
e.	(continued)

	2004	2005	2006
Permanent differences:
Net periodic post-retirement health care benefit cost	408,498	483,045	596,108
Amortization of goodwill	21,270	21,270	8,858
Amortization of discount on promissory notes	109,786	74,632	46,183
Tax penalties	14,645	59,850	(2,925)
Equity in net income of associates and subsidiaries	(3,939,944)	(5,748,277)	(7,522,986)
Gain on sales of investment	—	—	(10,397)
Others	523,568	411,339	435,104

Total permanent differences	(2,862,177)	(4,698,141)	(6,450,055)

Taxable income	6,262,809	6,642,898	8,055,119

Corporate income tax expense	1,878,825	1,992,852	2,416,519
Final income tax expense	43,413	41,396	119,940

Total current income tax expense of the Company	1,922,238	2,034,248	2,536,459
Current income tax expense of the Subsidiaries	2,344,873	3,685,396	4,560,743

Total current income tax expense	4,267,111	5,719,644	7,097,202

Calculation of corporate income tax liability above was in accordance with annual tax return submitted by the Company to the Tax Office.
f.	Tax assessment

In 2006, the Company received a tax assessment letter (SKPKB) from the Tax Office confirming an underpayment of its corporate income tax for fiscal year 2004 amounting to Rp4,363 million. The underpayment was paid in August 2006.

During 2006, Telkomsel was assessed for underpayments of withholding taxes and value added tax (self assessed) including penalty covering the fiscal year 2002 totaling Rp129 billion and overpayment of corporate income tax of Rp5 billion. The net underpayment of Rp124 billion was settled through the use of the payment of income tax in 2003 of Rp24 billion and a cash payment of Rp100 billion. Of the Rp100 billion cash payment made, Telkomsel has filed an objection for Rp99 billion. Of the net underpayment of Rp105 billion, Rp83 billion was charged to expense in 2006 with the remaining amount of Rp22 billion recorded as part of its claims for tax refund (Note 40a).

In 2006, Telkomsel filed revisions of its tax returns for the fiscal years 2004 and 2005 due to a recalculation of the depreciation of property, plant and equipment for tax purposes. As a result of the recalculation, Telkomsel recognized claims for overpayments with a corresponding addition to the deferred tax liability of property, plant and equipment amounting to Rp338 billion (Note 40a). Accordingly, Telkomsel is being audited by the Tax Office.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	TAXATION (continued)
g.	Deferred tax assets and liabilities

The details of the Company’s and subsidiaries’ deferred tax assets and liabilities are as follows:

		(Charged)/
		credited
	December 31,	to statements	December 31,
	2004	of income	2005
The Company
Deferred tax assets:
Allowance for doubtful accounts	207,679	(2,283)	205,396
Allowance for inventory obsolescence	15,494	(1,842)	13,652
Long-term investments	4,685	1,981	6,666
Accrued employee benefits	42,665	20,338	63,003
Accrued long service awards	128,011	20,780	148,791
Net periodic pension cost	433,439	(49,202)	384,237
Capital leases	—	6,408	6,408
Deferred consideration for business combinations	1,009,932	(64,529)	945,403
Accrued expenses	—	58,265	58,265

Total deferred tax assets	1,841,905	(10,084)	1,831,821

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(2,198,654)	432,437	(1,766,217)
Landrights	(1,571)	(1,033)	(2,604)
Revenue-sharing arrangements	(41,637)	4,461	(37,176)
Intangible assets	(1,614,386)	269,062	(1,345,324)

Total deferred tax liabilities	(3,856,248)	704,927	(3,151,321)

Deferred tax liabilities of the Company, net	(2,014,343)	694,843	(1,319,500)

Deferred tax liabilities of the subsidiaries, net	(913,224)	(159,086)	(1,072,310)

Total deferred tax liabilities, net	(2,927,567)	535,757	(2,391,810)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	TAXATION (continued)
g.	Deferred tax assets and liabilities (continued)

		(Charged)/
		Credited
	December 31,	to Statements	Business	Prior Year	December 31,
	2005	of Income	Acquisition	Overpayment	2006
The Company
Deferred tax assets:
Allowance for doubtful accounts	205,396	57,925	—	—	263,321
Allowance for inventory obsolescence	13,652	447	—	—	14,099
Long-term investments	6,666	(6,666)	—	—	—
Accrued for employee benefits	63,003	466,659	—	—	529,662
Accrued long service awards	148,791	28,228	—	—	177,019
Net periodic pension cost	384,237	(81,977)	—	—	302,260
Capital Leases	6,408	6,000	—	—	12,408
Deferred consideration for business combinations	945,403	(227,349)	531,278	—	1,249,332
Accrued expenses	58,265	(1,080)	—	—	57,185

Total deferred tax assets	1,831,821	242,187	531,278	—	2,605,286

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,766,217)	205,534	(386,666)	—	(1,947,349)
Landrights	(2,604)	(1,196)	—	—	(3,800)
Revenue-sharing arrangements	(37,176)	(10,485)	—	—	(47,661)
Intangible assets	(1,345,324)	277,160	(137,619)	—	(1,205,783)

Total deferred tax liabilities	(3,151,321)	471,013	(524,285)	—	(3,204,593)

Deferred tax liabilities of the Company, net	(1,319,500)	713,200	6,993	—	(599,307)

Deferred tax liabilities of the subsidiaries, net	(1,072,310)	(655,925)	—	(337,855)	(2,066,090)

Total deferred tax liabilities, net	(2,391,810)	57,275	6,993	(337,855)	(2,665,397)

The net deferred tax liabilities of subsidiaries as of December 31, 2005 included deferred tax assets of Rp123,309 million arising from tax losses carry forwards from PT Aria West Indonesia. As of December 31, 2006, tax losses carry forwards balance had been utilised for fiscal year 2006.
Realization of the deferred tax assets is dependent upon profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through the reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than estimated.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	TAXATION (continued)
h.	Administration

Under the taxation laws of Indonesia, the Company and each subsidiary submit tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years from the date the tax became payable.

The Company has been audited by the Tax Office up to the fiscal year of 2004.
41.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 20,159,999,280, 20,159,999,280 and 20,114,511,886 in 2004, 2005 and 2006, respectively. See also Notes 1b and 2t.

The Company does not have potentially dilutive ordinary shares.

42.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 25 dated July 30, 2004 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for the year 2003 amounting to Rp3,043,614 million or Rp301.95 per share (pre-stock split) and the appropriation of Rp121,745 million for general reserve.

On December 7, 2004, the Company decided to distribute the 2004 interim cash dividends of Rp143,377 million or Rp7.11 per share to the Company’s stockholders.

Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 36 dated June 24, 2005 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for the year 2004 amounting to Rp3,064,604 million or Rp152.01 per share (of which Rp143,377 million or Rp7.11 per share was distributed as interim cash dividends in December 2004) and the appropriation of Rp122,584 million for general reserve.

Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 68 dated June 30, 2006 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for the year 2005 amounting to Rp4,400,090 million or minimum of Rp218.86 per share.

On December 5, 2006, the Company decided to distribute the 2006 interim cash dividends of Rp971,017 million or Rp48.41 per share to the Company’s stockholders.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	PENSION PLANS
a.	The Company

The Company sponsors a defined benefit pension plan and a defined contribution pension plan.

The defined benefit pension plan is provided for employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the years ended December 31, 2004, 2005 and 2006 amounted to Rp845,743 million, Rp698,526 million and Rp693,497 million, respectively.

The defined contribution pension plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by financial institutions pension fund (“DPLK”). The Company’s contribution is determined based on a certain percentage of the participants’ salaries and amounted to Rp399 million, Rp971 million and Rp1,858 million for the years December 31, 2004, 2005 and 2006, respectively.

The following table presents the change in projected benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets for the years ended December 31, 2004, 2005 and 2006 for its defined benefit pension plan:

	2004	2005	2006
Change in projected benefit obligation
Projected benefit obligation at beginning of year	6,852,923	7,315,182	7,140,100
Service cost	137,264	138,117	187,960
Interest cost	740,494	789,830	768,586
Plan participants’ contributions	42,838	41,371	43,918
Actuarial gain (loss)	(216,025)	(874,573)	286,733
Expected benefits paid	(242,312)	(269,827)	(305,916)

Projected benefit obligation at end of the year	7,315,182	7,140,100	8,121,381

Change in plan assets
Fair value of plan assets at beginning of year	3,671,309	4,884,523	5,429,954
Expected return on plan assets	436,672	533,333	677,602
Employer contribution	845,743	698,526	693,497
Plan participants’ contributions	42,838	41,371	43,918
Actuarial gain (loss)	130,273	(457,972)	671,693
Expected benefits paid	(242,312)	(269,827)	(305,916)

Fair value of plan assets at end of the year	4,884,523	5,429,954	7,210,748

Funded status	(2,430,659)	(1,710,146)	(910,633)
Unrecognized prior service cost	1,329,046	1,190,024	1,051,002
Unrecognized net actuarial gain	(346,298)	(762,899)	(1,143,369)

Accrued pension benefit cost	(1,447,911)	(1,283,021)	(1,003,000)

The actual return on plan assets was Rp795,958 million, Rp608,420 million and Rp1,300,632 million for the years ended 2004, 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	PENSION PLANS (continued)
a.	The Company (continued)

The movement of the accrued pension benefit cost during the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Accrued pension benefit cost at beginning of the year	1,713,546	1,447,911	1,283,021
Net periodic pension cost less amounts charged to KSO Units	563,739	514,976	397,317
Amounts charged to KSO Units under contractual agreement	16,369	18,660	16,159
Employer contributions	(845,743)	(698,526)	(693,497)

Accrued pension benefit cost at end of the year	1,447,911	1,283,021	1,003,000

As of December 31, 2005 and 2006, plan assets consisted mainly of Indonesian Government bonds and corporate bonds. As of December 31, 2006 plan assets included bonds and Series B shares issued by the Company with fair values of Rp217,531 million and Rp238,495 million, respectively (December 31, 2005: Rp223,736 million and Rp124,189 million, respectively).

The actuarial valuation for the defined benefit pension plan was performed based on measurement date of December 31, 2004, 2005 and 2006, with the reports prepared on March 15, 2005, February 27, 2006, and April 24, 2007, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2004, 2005 and 2006 are as follows.

	2004	2005	2006
Discount rate	11%	11%	10.5%
Expected long-term return on plan assets	10.5%	10.5%	12%
Rate of compensation increase	8%	8.8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	PENSION PLANS (continued)
a.	The Company (continued)

The components of net periodic pension cost are as follows:

	2004	2005	2006
Service Cost	137,264	138,117	187,960
Interest Cost	740,494	789,830	768,586
Expected return on plan assets	(436,672)	(533,333)	(677,602)
Amortization of prior service cost	139,022	139,022	139,022
Recognized actuarial loss (gain)	—	—	(4,490)

Net periodic pension cost	580,108	533,636	413,476
Amount charged to KSO Units under contractual agreement	(16,369)	(18,660)	(16,159)

Total net periodic pension cost less amounts charged to KSO Units (Note 37)	563,739	514,976	397,317

b.	Telkomsel

Telkomsel provides a defined benefit pension plan for its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to Rp Nil, Rp14,928 million and Rp29,731 million for the years ended 2004, 2005 and 2006, respectively.

The following table reconciles the unfunded status of the plan with the amounts included in the consolidated balance sheets as of December 31, 2004, 2005 and 2006:

	2004	2005	2006
Projected benefit obligation	(43,547)	(147,103)	(230,172)
Fair value of plan assets	11,182	20,971	29,904

Unfunded status	(32,365)	(126,132)	(200,268)
Unrecognized items in the balance sheet:
Unrecognized prior service cost	1,328	1,213	1,098
Unrecognized net actuarial loss	20,707	103,391	166,676

Accrued pension benefit cost	(10,330)	(21,528)	(32,494)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	PENSION PLANS (continued)
b.	Telkomsel (continued)

The components of the net periodic pension cost are as follows:

	2004	2005	2006
Service cost	4,155	10,072	21,321
Interest cost	3,889	6,650	16,169
Expected return on plan assets	(824)	(832)	(2,124)
Amortization of past service cost	115	115	115
Recognized actuarial loss	1,158	1,320	5,216

Net periodic pension cost (Note 37)	8,493	17,325	40,697

The net periodic pension cost for the pension plan was calculated based on measurement date of December 31, 2004, 2005 and 2006, with the reports prepared on January 17, 2005, January 13, 2006, and February 16, 2007 respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary based on measurement date of December 31, 2004, 2005 and 2006 for each of the years are as follows:

	2004	2005	2006
Discount rate	11%	11%	10.5%
Expected long-term return on plan assets	7.5%	7.5%	7.5%
Rate of compensation increase	9%	8%	8%
c.	Infomedia

Infomedia provides a defined benefit pension plan for its employees. The reconciliation of the funded status of the plan with the net amount recognized in the balance sheets as of December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
Projected benefit obligation	(4,051)	(5,225)	(6,188)
Fair value of plan assets	5,413	5,865	6,291

Funded status	1,362	640	103

Prepaid pension benefit cost	1,362	640	103

The net periodic pension cost of Infomedia amounted to Rp187 million, Rp30 million and Rp369 million for the years ended December 31, 2004, 2005 and 2006, respectively (Note 37).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	PENSION PLANS (continued)
d.	Obligation Under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not already covered by the sponsored pension plans, to their employees upon retiring at the age of 55. The total related obligation recognized as of December 31, 2005 and 2006 amounted to Rp26,115 million and Rp35,128 million, respectively. The total related employee benefit cost charged to expense amounted to Rp11,510 million, Rp5,954 million and Rp14,341 million for the years ended December 31, 2004, 2005 and 2006, respectively (Note 37).
44.	LONG SERVICE AWARDS
a.	The Company

The Company provides certain cash awards for its employees who meet certain length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, or proportionately upon retirement or termination.

The actuarial valuation for the long service awards was prepared based on the measurement date of December 31 2004, 2005, and 2006 with the reports prepared on March 15, 2005, February 27, 2006 and April 24, 2007 respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
Discount rate	11%	11%	10.5%
Rate of compensation increase	8%	8%	8%
The movement of the accrued long service awards during the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Accrued long service awards at beginning of year	473,614	426,705	495,969
Net periodic pension cost less amounts charged to KSO Units (Note 37)	31,148	192,450	150,741
Amounts to charged to KSO Units under contractual agreement	—	—	10,321
Benefits paid	(78,057)	(123,186)	(66,968)

Accrued long service awards at end of year	426,705	495,969	590,063
Benefits to be paid for early retirement program (Note 18)	—	—	(67,279)

Accrued long service awards — non current	426,705	495,969	522,784

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	LONG SERVICE AWARDS (continued)
b.	Telkomsel

Telkomsel provides certain cash awards for its employees based on the employees’ length of service. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, or proportionately upon retirement or at the time of termination.

The obligation with respect to these awards was determined based on the actuarial valuation using the Projected Unit Credit Method, and amounted to Rp28,555 million and Rp73,541 million as of December 31, 2005 and 2006, respectively. The related benefit cost charged to expense amounted to Rp5,713 million, Rp9,428 million and Rp65,099 million for the years ended December 31, 2004, 2005 and 2006, respectively (Note 37).
45.	POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan for all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement of working for over 20 or more years does not apply to employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“YKPT”).

The following table presents the change in projected benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of December 31, 2004, 2005 and 2006:

	2004	2005	2006
Change in projected benefit obligation
Projected benefit obligation at beginning of the year	3,787,389	4,681,005	5,574,489
Service cost	76,163	87,636	107,513
Interest cost	411,110	507,994	605,573
Actuarial loss	506,397	423,606	836,334
Expected benefits paid	(100,054)	(125,752)	(138,566)

Projected benefit obligation at end of the year	4,681,005	5,574,489	6,985,343

Change in plan assets
Fair value of plan assets at beginning of the year	505,340	1,138,768	1,493,897
Expected return on plan assets	61,084	103,498	145,264
Employer contributions	724,530	435,899	714,854
Actuarial gain (loss)	(52,132)	(58,516)	37,812
Expected benefits paid	(100,054)	(125,752)	(138,566)

Fair value of plan assets at end of the year	1,138,768	1,493,897	2,253,261

Funded status	(3,542,237)	(4,080,592)	(4,732,082)
Unrecognized net actuarial loss	558,530	1,032,571	1,786,354

Accrued post-retirement health care benefit cost	(2,983,707)	(3,048,021)	(2,945,728)

The actual return on plan assets was Rp30,394 million, Rp52,810 million and Rp144,659 million for the years ended December 31, 2004, 2005 and 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The components of net periodic post-retirement health care benefit cost are as follows:

	2004	2005	2006
Service cost	76,163	87,636	107,513
Interest cost	411,110	507,994	605,573
Expected return on plan assets	(61,084)	(103,498)	(145,264)
Recognized actuarial loss	—	8,081	44,738

Net periodic post-retirement benefit cost	426,189	500,213	612,560
Amounts charged to KSO Units under contractual agreement	(9,913)	(11,627)	(7,812)

Total net periodic post-retirement health care benefits cost less amounts charged to KSO Units (Note 37)	416,276	488,586	604,748

As of December 31, 2005, plan assets included bonds and Medium-term Notes issued by the Company with a total fair value of Rp232,394 million. As of December 31, 2006, plan assets included stocks and Medium-term Notes issued by the Company with a total fair value of Rp191,248 million.

The movement of the accrued post-retirement health care benefit cost during the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Accrued post-retirement health care benefit cost at beginning of year	3,282,048	2,983,707	3,048,021
Net periodic post-retirement health care benefit cost less amounts charged to KSO Units (Note 37)	416,276	488,586	604,748
Amounts charged to KSO Units under contractual agreement	9,913	11,627	7,812
Employer contributions	(724,530)	(435,899)	(714,853)

Accrued post-retirement health care benefits cost at end of the year	2,983,707	3,048,021	2,945,728

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2004, 2005 and 2006 with the reports prepared on March 15, 2005, February 27, 2006 and April 24, 2007 respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
Discount rate	11%	11%	10.5%
Expected long-term return on plan assets	8%	8%	8.5%
Health care cost trend rate assumed for next year	12%	9%	12%
Ultimate health care cost trend rate	8%	9%	8%
Year that the rate reaches the ultimate trend rate	2007	2006	2011
A 1% increase in the health care cost trend rate would result in service cost and interest costs, and accumulated post-retirement health care benefit obligation as of December 31, 2004, 2005 and 2006 as follows:

	2004	2005	2006
Service cost and interest cost	723,941	872,159	1,011,620
Accumulated post-retirement health care benefit obligation	5,597,965	6,718,434	8,327,481
46.	RELATED PARTY INFORMATION

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.

The following are significant agreements/transactions with related parties:
a.	Government of the Republic of Indonesia
i.	The Company obtained two-step loans from the Government of the Republic of Indonesia, the Company’s majority stockholder (Note 22).

Interest expense for two-step loans amounted to Rp489,220 million, Rp324,652 million and Rp366,679 million in 2004, 2005 and 2006, respectively. Interest expense for two-step loan represented 38.5%, 27.6% and 28.5% of total interest expense in 2004, 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
a.	Government of the Republic of Indonesia (continued)
ii.	The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp314,741 million, Rp558,485 million and Rp497,928 million in 2004, 2005 and 2006, respectively (Note 38), representing 1.6%, 2.3% and 1.7% of total operating expenses for each year. Radio frequency usage charges amounted to Rp492,568 million, Rp548,186 million and Rp722,600 million in 2004, 2005 and 2006, respectively (Note 38), representing 2.5%, 2.2% and 2.4% of total operating expenses in 2004, 2005, 2006, respectively.

Telkomsel paid the upfront fee for the 3G license amounted to Rp436,000 million and recognized as an intangible asset (Note 15).

iii.	Starting 2005, the Company and its subsidiaries pay Universal Service Obligation (“USO”) charges to the MoCI of the Republic of Indonesia pursuant to the MoCI Regulation No.15/PER/M.KOMINFO/9/2005 of September 30, 2005.

USO charges amounted to Rp307,705 million and Rp383,829 million in 2005 and 2006, respectively (Note 38), representing 1.2% and 1.3% of total operating expenses in 2005 and 2006, respectively.
b.	Commissioners and Directors Remuneration
i.	The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp22,700 million, Rp19,707 million and Rp23,173 million in 2004, 2005 and 2006, respectively, which reflect 0.1% of total operating expenses for each year.

ii.	The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp50,327 million, Rp52,147 million and Rp71,526 million in 2004, 2005 and 2006, respectively, which reflected 0.2% of total operating expenses in 2004, 2005 and 2006, respectively.
c.	Indosat

Through December 19, 2002, the Government was the majority and controlling shareholder of Indosat and therefore, Indosat was under the same common control as the Company. Following the sale of the Government’s 41.94% ownership interest in Indosat on December 20, 2002 (Note 30), the Government’s ownership interest in Indosat was reduced to approximately 15%. The Company still considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one director and one commissioner of Indosat.

Following the merger of Indosat, PT Indosat Multimedia Mobile (“IM3”), Satelindo and PT Bimagraha Telekomindo on November 20, 2003, all rights and obligations arising from the agreements entered by the Company with IM3 and Satelindo were transferred to Indosat.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The principal matters covered by the agreement are as follows:
i.	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunications (“AVD”), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the Minister of Communications of the Republic of Indonesia.
The Company has also entered into an interconnection agreement between the Company’s fixed- line network and Indosat’s cellular network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling each party’s customer to make domestic calls between Indosat’s GSM mobile network and Telkom’s fixed line network and allowing Indosat’s mobile customer to access Telkom’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, long distance and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/2006 (Note 50). These amendments took effect on January 1, 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers. The principal matters covered by the agreement are as follows:
i.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges.

ii.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s mobile cellular telecommunications network, enabling Telkomsel’s cellular subscribers to make outgoing calls to or receive incoming calls from Indosat’s cellular subscribers.

iii.	Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services which are made through Indosat’s international gateway exchanges and mobile cellular telecommunications network.

iv.	Billings for calls made by Telkomsel’s customers are handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue regardless whether billings to customers have been collected.

v.	The provision and installation of the necessary interconnection equipment is Telkomsel’s responsibility. Interconnection equipment installed by one of the parties in another party’s locations shall remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.
Pursuant to the expiration of the agreement between Telkomsel and Indosat with regard to the provision of international telecommunication services to GSM mobile cellular customers, in April 2004 Telkomsel and Indosat entered into an interim agreement. Under the terms of the interim agreement, Telkomsel receives 27% of the applicable tariff for outgoing international calls from Telkomsel subscribers and Rp800 per minute for incoming international calls to Telkomsel subscribers. The interim agreement is effective from March 1, 2004 until such date that Telkomsel and Indosat have entered into a new agreement.

The Company and its subsidiaries were charged net interconnection charges from Indosat of Rp158,285 million, Rp52,798 million and Rp168,295 million in 2004, 2005 and 2006, respectively, representing 0.5%, 0.1% and 0.3% of the total operating revenues in 2004, 2005 and 2006, respectively.

Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on an annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp19,101 million, Rp19,066 million, Rp17,669 million in 2004, 2005, and 2006, respectively, representing 0.1% of the total operating expenses in each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

Other agreements between Telkomsel and Indosat are as follows:
i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”).

On October 10, 1996, Telkomsel, Lintasarta, Satelindo and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction cost. Operating and maintenance costs are shared based on an agreed formula.

Telkomsel’s share in operating and maintenance costs amounted to Rp2,098 million, Rp1,187 million and Rp380 million for the years 2004, 2005 and 2006, respectively.

ii.	Indefeasible Right of Use Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an indefeasible right to use certain capacity of the Link starting from September 21, 2000 until September 20, 2015 in return for an upfront payment of US$2.7 million. In addition to the upfront payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.
In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp43,023 million to the Company for the 30 years right. Satelindo paid Rp17,210 million in 1994 and the remaining Rp25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in the payment being treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp59,860 million as lease expense up to 2024. As of December 31, 2005 and 2006, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers”.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media and Lintasarta. The leased lines can be used by those companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp109,814 million, Rp126,425 million and Rp164,900 million in 2004, 2005 and 2006, respectively, representing 0.3% of total operating revenues for each year.

Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp14,486 million, Rp8,125 million and Rp6,987 million in 2004, 2005 and 2006, respectively, representing less than 0.1% of total operating revenues for each year.

Telkomsel has an agreement with Lintasarta and PT Artajasa Pembayaran Elektronis (“Artajasa” which 39.8% shares owned by Indosat) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp21,407 million, Rp23,109 million and Rp44,208 million in 2004, 2005 and 2006, respectively, representing 0.1% of total operating expenses for each year.

d.	Others

Transactions with all stated owned enterprises are considered as related parties transactions:
(i)	The Company provides telecommunication services to substantially all Government agencies in Indonesia which the transaction is treated as well as the transaction with third parties customers.

(ii)	The Company has entered into agreements with Government agencies and associated companies, namely CSM, Patrakom and KSO VII (for the years 2004 and 2005, and for the period January — September 2006), for utilization of the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp51,046 million, Rp66,804 million and Rp87,275 million in 2004, 2005 and 2006, respectively, representing 0.2% of total operating revenues for each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(iii)	The Company provides leased lines to associated companies, namely CSM, Patrakom and PSN. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenue earned from these transactions amounted to Rp25,714 million, Rp30,678 million and Rp44,368 million in 2004, 2005 and 2006, respectively, representing 0.1% of the total operating revenues for each year.

(iv)	The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT INTI”) and Koperasi Pegawai Telkom. Total purchases made from these related parties amounted to Rp268,901 million, Rp337,648 million and Rp153,541 million in 2004, 2005 and 2006, respectively, representing 2.4%, 2.5% and 0.9% of the total fixed asset purchased in 2004, 2005 and 2006, respectively.

(v)	PT INTI is also a major contractor and supplier of equipment, including construction and installation services for Telkomsel. Total purchases from PT INTI in 2004, 2005 and 2006 amounted to Rp217,668 million, Rp67,555 million and Rp90,519 million, respectively, representing 1.9%, 0.5% and 0.5% of the total fixed assets purchased in 2004, 2005, and 2006, respectively.

(vi)	Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The lease charges amounted to Rp49,710 million, Rp95,206 million and Rp131,414 million in 2004, 2005 and 2006, respectively, representing 0.3%, 0.4% and 0.4% of the total operating expenses for each year.

(vii)	The Company and its subsidiaries carry insurance on their property, plant and equipment against property losses, inventory and on employees’ social security obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums charged amounted to Rp148,279 million, Rp58,338 million and Rp105,463 million in 2004, 2005 and 2006, respectively, representing 0.8%, 0.2% and 0.4% of total operating expenses in 2004, 2005 and 2006, respectively.

(viii)	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. Total placements in form of current accounts and time deposits, and mutual funds in state-owned banks amounted to Rp3,315,428 million and Rp5,737,676 million as of December 31, 2005 and 2006, respectively, representing 5.3% and 7.6% of the total assets as of December 31, 2005 and 2006, respectively. Interest income recognized during 2004, 2005 and 2006 were Rp150,367 million, Rp123,951 million and Rp405,176 million representing 47.3%, 36% and 62% of total interest income in 2004, 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(ix)	Telkomsel and Dayamitra have loans from state-owned banks. Interest expense on the loans for 2004, 2005 and 2006 amounted to Rp9,115 million, Rp5,055 million and Rp86,270 million, respectively, representing 0.7%, 0.4% and 6.7% of the total interest expense in 2004, 2005 and 2006, respectively.

(x)	The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp24,921 million, Rp39,146 million and Rp79,599 million in 2004, 2005 and 2006, respectively, representing 0.1%, 0.2% and 0.3% of the total operating expenses in 2004, 2005 and 2006, respectively.

(xi)	The Company and its subsidiaries earned (were charged for) interconnection revenues (charges) from PSN, with a total of (Rp5,495 million), Rp1,072 million and Rp9,715 million in 2004, 2005 and 2006, respectively, representing (0.02%), less than 0.01% and less than 0.02% of the total operating revenues in 2004, 2005 and 2006, respectively.

(xii)	In addition to revenues earned under the KSO Agreement (Note 48), the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp18,449 million, Rp26,769 million and Rp14,549 million in 2004, 2005 and 2006, respectively, representing 0.1%, 0.1% and less than 0.1% of the total operating revenues in 2004, 2005 and 2006, respectively.

(xiii)	The Company has revenue-sharing arrangements with Koperasi Pegawai Telkom (“Kopegtel”). Kopegtel’s share in the revenues from these arrangements amounted to Rp20,560 million, Rp31,909 million and Rp28,913 million in 2004, 2005 and 2006, respectively, representing 0.1% of the total operating revenues for each year.

(xiv)	Telkomsel has operating lease agreements with Patrakom and CSM for the usage of their transmission link for a period of 3 years, subject to extensions. The lease charges amounted to Rp25,032 million, Rp123,857 million and Rp192,146 million in 2004, 2005 and 2006, respectively, representing 0.1%, 0.5% and 0.6% of the total operating expenses in 2004, 2005 and 2006, respectively.

(xv)	Kisel is a cooperative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp109,548 million, Rp78,714 million and Rp322,851 million in 2004, 2005 and 2006, respectively. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp816,591 million, Rp1,158,559 million and Rp1,568,701 million in 2004, 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(xvi)	Infomedia provides electronic media and call center services to KSO Unit VII (for the years 2004 and 2005, and for the period January – September 2006) based on an agreement dated March 4, 2003. Revenue earned from these transactions in 2004, 2005 and 2006 amounted to Rp5,541 million, Rp9,221 million and Rp6,874 million, representing 0.02% 0.02% and 0.01% of total operating revenues in 2004, 2005 and 2006, respectively.

(xvii)	The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provided certain of its related parties with the right to use its buildings free of charge.

(xviii)	Telkomsel has procurement agreements with PT Graha Informatika Nusantara, a subsidiary of Dana Pensiun Telkom for installation and maintenance of equipment. Total procurement for installations of equipment amounted to Rp nil, Rp127,661 million and Rp102,982 million in 2004, 2005 and 2006, respectively; and for maintenance of equipment amounted to Rp nil, Rp36,486 million and Rp45,422 million in 2004, 2005 and 2006, respectively.
Presented below are balances of accounts with related parties:

	2005		2006
		% of		% of
	Amount	Total Assets	Amount	Total Assets
a. Cash and cash equivalents (Note 6)	3,058,854	4.92	5,554,384	7.39

b. Temporary investments	22,064	0.04	84,492	0.11

c. Trade receivables, net (Note 7)	530,370	0.85	520,689	0.69

d. Other receivables
KSO Units	93,959	0.15	—	—
State-owned banks (interest)	8,555	0.01	19,242	0.03
Government agencies	421	0.00	716	0.00
Other	16,304	0.03	3,133	0.00

Total	119,239	0.19	23,091	0.03

e. Prepaid expenses (Note 9)	299,799	0.48	451,845	0.60

f. Other current assets (Note 10)	159,537	0.26	6,822	0.01

g. Advances and other non-current assets (Note 14)
Bank Mandiri	90,668	0.15	91,862	0.12
Peruri	813	0.00	813	0.00

Total	91,481	0.15	92,675	0.12

h. Escrow accounts (Note 16)	6,369	0.01	116	0.00

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)

	2005		2006
		% of Total		% of Total
	Amount	Liabilities	Amount	Liabilities
i. Trade payables (Note 17)
Government agencies	660,166	2.03	828,771	2.13
KSO Units	15,281	0.05	—	—
Indosat	46,372	0.14	71,417	0.18
Koperasi Pegawai Telkom	78,673	0.24	103,758	0.27
PSN	—	—	62	0.00
PT INTI	125,792	0.39	37,820	0.10
Others	88,105	0.27	74,668	0.19

Total	1,014,389	3.12	1,116,496	2.87

j. Accrued expenses (Note 18)
Government agencies and state-owned banks	395,791	1.22	93,101	0.24
Employees	452,413	1.39	2,239,243	5.76
PT Asuransi Jasa Indonesia	2,038	0.01	—	—
Others	38,442	0.11	—	—

Total	888,684	2.73	2,332,344	6.00

k. Short-term bank loans (Note 20)
Bank Mandiri	—	—	233,333	0.60
Bank BNI	—	—	200,000	0.51

Total	—	—	433,333	1.11

l. Two-step loans (Note 22)	5,329,477	16.36	4,476,613	11.51

m. Accrued long service awards (Note 44)	524,524	1.61	596,325	1.53

n. Accrued post-retirement health care benefits (Note 45)	3,048,021	9.36	2,945,728	7.58

o. Long-term bank loans (Note 24)
Bank Mandiri	14,918	0.05	950,000	2.44
Bank BNI	—	—	300,000	0.77

Total	14,918	0.05	1,250,000	3.21

47.	SEGMENT INFORMATION

The Company and its subsidiaries have three main business segments operated in Indonesia: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, domestic long-distance and international (starting 2004) telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offer customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Other” comprising the telephone directories and building management businesses.

Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	SEGMENT INFORMATION (continued)

	2004
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated
Segment results
External operating revenues	18,860,835	575,436	14,201,786	309,709	33,947,766	—	33,947,766
Inter-segment operating revenues	4,302	(51,083)	534,790	51,063	539,072	(539,072)	—

Total segment revenues	18,865,137	524,353	14,736,576	360,772	34,486,838	(539,072)	33,947,766

Segment expenses	(12,207,726)	(789,599)	(6,757,243)	(320,698)	(20,075,266)	715,380	(19,359,886)

Segment result	6,657,411	(265,246)	7,979,333	40,074	14,411,572	176,308	14,587,880

Interest expense							(1,270,136)
Interest income							317,941
Gain (loss) on foreign exchange — net							(1,220,760)
Other income (expenses) — net							331,050
Tax expense							(4,178,526)
Equity in net income (loss) of associated companies							3,420

Income before minority interest							8,570,869
Unallocated minority interest							(1,956,301)

Net income							6,614,568

Other information
Segment assets	34,493,795	3,048,671	18,988,939	414,165	56,945,570	(2,396,426)	54,549,144
Investments in associates	73,323	—	9,290	—	82,613	—	82,613
Unallocated corporate assets							1,547,435

Total consolidated assets							56,179,192

Segment liabilities	(2,821,945)	(86,780)	(1,712,623)	(87,346)	(4,708,694)	987,442	(3,721,252)
Unallocated corporate liabilities							(29,391,472)

Total consolidated liabilities							(33,112,724)

Capital expenditures	(4,340,591)	(1,807,518)	(4,982,744)	(66,691)	(11,197,544)	—	(11,197,544)

Depreciation and amortization	(3,568,196)	(229,983)	(2,651,028)	(18,740)	(6,467,947)	14,590	(6,453,357)

Amortization of goodwill and other intangible assets	(851,060)	—	—	(21,270)	(872,330)	—	(872,330)

Other non-cash expenses	(244,356)	—	(100,737)	(5,338)	(350,431)	—	(350,431)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	SEGMENT INFORMATION (continued)

	2005
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated
Segment results
External operating revenues	19,637,386	1,449,725	20,384,856	335,217	41,807,184	—	41,807,184
Inter-segment operating revenues	305,382	(167,935)	691,188	70,475	899,110	(899,110)	—

Total segment revenues	19,942,768	1,281,790	21,076,044	405,692	42,706,294	(899,110)	41,807,184

Segment expenses	(14,378,819)	(2,174,656)	(8,774,996)	(328,184)	(25,656,655)	1,020,221	(24,636,434)

Segment result	5,563,949	(892,866)	12,301,048	77,508	17,049,639	121,111	17,170,750

Interest expense							(1,177,268)
Interest income							344,686
Gain (loss) on foreign exchange — net							(516,807)
Other income (expenses) — net							409,184
Tax expense							(5,183,887)
Equity in net income (loss) of associated companies							10,879

Income before minority interest							11,057,537
Unallocated minority interest							(3,063,971)

Net income							7,993,566

Other information
Segment assets	33,980,509	3,617,374	25,444,587	455,644	63,498,114	(2,260,681)	61,237,433
Investments in associates	92,110	—	9,290	—	101,400	—	101,400
Unallocated corporate assets	—	—	—	—	—	—	832,211

Total consolidated assets							62,171,044

Segment liabilities	(2,890,445)	(459,284)	(2,547,874)	(111,620)	(6,009,223)	886,435	(5,122,788)

Unallocated corporate liabilities	—	—	—	—	—	—	(27,450,662)

Total consolidated liabilities							(32,573,450)

Capital expenditures	(2,037,866)	(1,388,876)	(10,085,755)	(40,460)	(13,552,957)	—	(13,552,957)

Depreciation and amortization	(4,006,246)	(537,284)	(3,046,632)	(23,322)	(7,613,484)	11,919	(7,601,565)

Write-down of assets and loss on procurement commitments	—	(696,127)	—	—	(696,127)	—	(696,127)

Amortization of goodwill and other intangible assets	(896,883)	—	—	(21,270)	(918,153)	—	(918,153)

Other non-cash expenses	(292,357)	(21,582)	(171,192)	(4,783)	(489,914)	—	(489,914)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47. SEGMENT INFORMATION (continued)

	2006
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated
Segment results
External operating revenues	20,137,847	2,806,204	28,205,052	144,905	51,294,008	—	51,294,008
Inter-segment operating revenues	514,589	(253,397)	863,268	333,849	1,458,309	(1,458,309)	—

Total segment revenues	20,652,436	2,552,807	29,068,320	478,754	52,752,317	(1,458,309)	51,294,008

Segment expenses	(16,257,545)	(1,815,803)	(12,839,526)	(384,263)	(31,297,137)	1,596,370	(29,700,767)

Segment result	4,394,891	737,004	16,228,794	94,491	21,455,180	138,061	21,593,241

Interest expense							(1,286,354)
Interest income							654,984
Gain (loss) on foreign exchange—net							836,328
Other income (expenses) — net							202,025
Tax expense							(7,039,927)
Equity in net income (loss) of associated companies							(6,619)

Income before minority interest							14,953,678
Unallocated minority interest							(3,948,101)

Net income							11,005,577

Other information
Segment assets	33,406,552	5,856,074	37,280,255	575,823	77,118,704	(2,072,156)	75,046,548
Investments in associates	79,907	—	9,290	—	89,197	—	89,197

Total consolidated assets							75,135,745

Total consolidated liabilities	(26,270,257)	(1,714,144)	(12,688,285)	(284,995)	(40,957,681)	2,077,712	(38,879,969)

Capital expenditures	(1,822,867)	(338,795)	(14,838,596)	(90,769)	(17,091,027)	—	(17,091,027)

Depreciation and amortization	(4,290,872)	(452,766)	(4,427,771)	(34,536)	(9,205,945)	9,916	(9,196,029)

Amortization of goodwill and other intangible assets	(932,724)	—	(11,679)	—	(944,403)	—	(944,403)

Other non-cash expenses	(325,055)	—	(127,521)	(5,676)	(458,252)	—	(458,252)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	JOINT OPERATION SCHEMES (“KSO”)

In 1995, the Company and five investors (PT Pramindo Ikat Nusantara, PT AriaWest International, PT Mitra Global Telekomunikasi Indonesia, PT Dayamitra Telekomunikasi and PT Bukaka Singtel International) entered into agreements for Joint Operation Schemes (“KSO”) and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan (“Repelita VI”) of the Republic of Indonesia. The five investors undertook the development and operation of the basic fixed telecommunications facilities and services in five of the Company’s seven regional divisions.

Following the Indonesian economics crisis that began in mid-1997, certain KSO investors experienced difficulties in fulfilling their commitment under the KSO agreements. As remedial measures instituted by both the Company and those KSO investors did not fully remedy this situation, the Company acquired those KSO investors (Dayamitra in 2001, Pramindo in 2002 and AWI in 2003 — Note 5a, 5b, 5c) and currently controls the related KSOs through its ownership of such KSO investors. The Company acquired full operational control of the KSO IV operation in January 2004 (Note 5d) and KSO VII operations in October 2006 (Note 5e). Accordingly, the revenue sharing percentage in those KSOs is no longer relevant as the financial statements of the acquired KSO investors and the related KSOs are consolidated into the Company’s financial statements since the date of acquisition.

49.	REVENUE-SHARING ARRANGEMENTS

The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements (“RSA”) to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.

As of December 31, 2006, the Company has 90 RSA with 67 partners. The RSA are located mainly in Palembang, Pekanbaru, Jakarta, East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang with concession periods ranging from 24 to 176 months.

Under the RSA, the investors finance the costs incurred in developing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing period. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each the RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

The net book value of property, plant and equipment under RSA which have been transferred to property, plant and equipment amounted to Rp55,441 million and Rp14,662 million on December 31, 2005 and 2006, respectively (Note 13).

The investors’ share of revenues amounted to Rp891,165 million, Rp513,528 million and Rp413,263 million in 2004, 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36 year 1999 and Government Regulation No. 52 year 2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunication services price cap formula set by the Government.

Fixed Line Telephone Tariffs

Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.

Tariffs for fixed line telephone are regulated under Minister of Communications Decree No. KM.12 year 2002 dated January 29, 2002 concerning the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995, concerning the Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, the Minister of Communications issued Letter No. PK 304/1/3 PHB-2002 dated January 29, 2002 concerning increase in tariffs for fixed line telecommunications services. According to the letter, tariffs for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 was 15%. This increase was effective on February 1, 2002. The implementation of the planned increase in the tariff in 2003, however, was postponed by the Minister of Communications through letter No. PR.304/1/1/PHB-2003 dated January 16, 2003.

Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, the Company adjusted the tariffs effective April 1, 2004 as follows:
•	Local charges increased by an average of 28%

•	Direct long distance charges decreased by an average of 10%

•	Monthly subscription charges increased by an average of 12% to 25%, depending on customer’s segment.
For the subsequent tariff establishment, the Government has issued initial tariff formula and adjustment tariff which are stipulated in Minister Decree No.09/Per/M.KOMINFO/02/2006 concerning Procedure for Initial Tariff Establishment and Tariff Change for Basic Telephone Service Through Fixed Line dated February 8, 2006, replacing Minister of Communications Decree No. KM. 12 year 2002 on January 29, 2002 regarding the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995 concerning Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Mobile Cellular Telephone Tariffs

Tariffs for cellular providers are set on the basis of the MTPT Decree No. KM.27/PR.301/MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.

The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp65,000. Usage charges consist of the following:
a.	Airtime

The maximum basic airtime tariff charged to the originating cellular subscriber is Rp325/minute. Charges to the originating cellular subscriber are calculated as follows:

1. Cellular to cellular	: 2 times airtime rate
2. Cellular to PSTN	: 1 time airtime rate
3. PSTN to cellular	: 1 time airtime rate
4. Card phone to cellular	: 1 time airtime rate plus 41% surcharge
b.	Usage tariffs
1.	Usage local tariffs charged to a cellular subscriber who makes a call to a fixed line (“PSTN”). For the use of network, the tariffs per minute are computed at 50% of the prevailing local PSTN tariffs.

2.	The long-distance usage tariffs between two different service areas charged to a cellular subscriber are the same as the prevailing tariffs for domestic long-distance call (“SLJJ”) applied to PSTN subscribers.
Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post-paid subscribers.

Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, Telkomsel adjusted its tariffs by eliminating the tariff subsidy from long-distance calls. This resulted in a 9% tariff increase.

For the subsequent tariff setting, the Government has issued calculation formula for tariff change on basic telephone service through mobile cellular network which is stipulated in Minister Decree No. 12/Per/M.KOMINFO/02/2006 concerning Procedure for Tariff Change Establishment for Basic Telephone Service Through Mobile Cellular Network dated February 28, 2006, replacing Minister of Communications Decree No. KM.12 year 2002 on January 29, 2002 regarding the addendum of the decree of Minister of Tourism, Post and Telecommunication No. KM.27/PR.301/MPPT-98 date February 23, 1998 concerning Mobile Cellular Telephone Line Tariff.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Mobile Cellular Telephone Tariffs (continued)
b.	Usage tariffs (continued)

Due to the commencing of Minister Decree No. 12/Per/M.KOMINFO/02/2006 concerning the interconnection charges thereby implemented after Minister Decree No. 08/Per/M.KOMINFO/02/2006 concerning Interconnection.
Interconnection Tariffs

The Government establishes the percentage of tariffs to be received by each operator in respect of calls that transit multiple networks. The Telecommunications Law and Government Regulation No. 52 of 2000 provides for the implementation of a new policy to replace the current revenue sharing policy. Under the new policy, which has not yet been implemented, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. On March 11, 2004, the MoCI issued Decree No. 32/2004, which stated that cost-based interconnection fees shall be applicable beginning January 1, 2005. The effective date of this decree was subsequently postponed until January 1, 2007 based on the Ministry Regulation No. 08/Per/M.KOMINF/02/2006 dated February 8, 2006. On December 28, 2006 the Company and all network operators signed amendments to their interconnection agreements for its fixed line networks (local, domestic long distance and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 08/Per/M.KOMINFO/02/2006. These amendments took effect on January 1, 2007.
i.	Interconnection with Fixed line Network

The Government’s National Fundamental Technical Plan set forth in Decree No. KM.4/2001, as amended by Decree No. KM.28/2004, sets out the technical requirements, routing plans and numbering plans for interconnection of the networks of various telecommunications operators among themselves and with the Company’s fixed line network. Under the National Fundamental Technical Plan, all operators are permitted to interconnect with the Company’s fixed line network for access thereto and to other networks, such as international gateways and the networks of other cellular operators. In addition, cellular operators may interconnect directly with other networks without connecting to the Company’s fixed line network. Currently, the fees for interconnection are set forth in Decree No. KU.506/1997, Decree No. KM.46/1998, Decree No. KM.37/1999 and Decree No. KM.30/2000.

Fixed line Interconnection with Indosat. Currently, the fixed line interconnection between the Company and Indosat is generally based on their agreement signed in 2005. Pursuant to the agreement between the Company and Indosat, for interconnection of local and domestic long-distance calls, the operator of the network on which the calls terminate receives an agreed amount per minute.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs (continued)
i.	Interconnection with Fixed line Network (continued)

Other Fixed Wireline Interconnection. Since September 1, 1998, the Company has been receiving a share of the tariffs from Batam Bintan Telekomunikasi (“BBT”), which is a local operator with a special coverage area on Batam Island, for each successful call that transits or terminates on the Company’s fixed line network. Under the interconnection agreement, for local interconnection calls, revenues are shared on a “sender keeps all” basis. For local calls originating on BBT’s network terminating on a cellular network and vice versa which transit through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing tariff for local calls. For interconnection of domestic long-distance calls, the operator of the network on which the calls terminate or transit receives an agreed percentage of the prevailing long-distance tariff. In addition, BBT is to receive a certain fixed amount for each minute of incoming and outgoing international calls, from and to BBT that transit through the Company’s fixed line network and use the Company’s IDD service and 50% of the prevailing interconnection tariff for incoming and outgoing international calls that transit through the Company’s fixed line network and use Indosat’s IDD service.

Other Fixed Wireless Interconnection. Fixed wireless networks may interconnect with the Company’s fixed line network at the Company’s gateway. At present, other than the Company and Indosat, PT Bakrie Telecom (“BT”) also operates a fixed wireless network in Indonesia. The fixed wireless interconnection between the Company and BT is currently based on the most recent interconnection agreement signed in 2005. Pursuant to the agreement, for interconnection of local calls, the operator of the network on which the calls terminate receives an agreed amount per minute. For local calls originating on BT’s network terminating on a cellular network and vice versa which transit through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing tariff for local calls. For domestic long-distance calls that originate on the Company’s fixed line network and terminate on BT’s network, BT receives an agreed amount per minute. In the reverse situation and for transit long-distance calls through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing long-distance tariff. In addition, BT is to receive a certain fixed amount for each minute of incoming and outgoing international calls to and from BT that transit through the Company’s fixed line network and use the Company’s IDD service and 25% of prevailing interconnection tariff of incoming and outgoing international calls that transit through the Company’s fixed line network and use Indosat’s IDD service.

ii.	Cellular Interconnection

In respect of local interconnection calls, including transit calls, between a cellular network and the Company’s fixed line network, the Company receives 50% of the prevailing fixed-line usage tariff for local pulse. For local calls from the Company’s fixed line network to a cellular network, the Company charges its subscribers the applicable local call tariff plus an airtime charge, and pays the cellular operator the airtime charge. For local calls between cellular telecommunications networks, the originating cellular operator pays the terminating cellular operator the airtime charges.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs (continued)
ii.	Cellular Interconnection (continued)

The current Interconnection Decree, effective April 1, 1998, assumes that it is possible for long-distance calls to be carried by more than one network. Pursuant to the Interconnection Decree, for long-distance calls which originate on the Company’s fixed line network, the Company is entitled to retain a portion of the prevailing long-distance tariff, which ranges from 40% of the tariff in cases where the entire long-distance portion is carried by a cellular operator up to 85% of the tariff in cases where the entire long-distance portion is carried by the Company’s fixed line network. For long-distance calls that originate from a cellular subscriber, the Company is entitled to retain a portion of the prevailing long-distance tariff, which ranges from 25% of the tariff in cases where the call originates from a cellular subscriber, transits the Company’s fixed line network and terminates on another cellular subscriber with the entire long-distance portion carried by a cellular operator, up to 85% of the tariff in cases where the entire long-distance portion is carried by the Company’s fixed line network and terminates on the Company’s fixed line network.

iii.	International Interconnection

Interconnection on the Company’s domestic fixed line network for international calls consists of access charges and usage charges. The following table sets forth the current international interconnection tariff, effective as of December 1, 1998, for IDD calls which are routed through Indosat’s international gateways and which originate, transit or terminate on the Company’s domestic fixed line network and Telkomsel’s cellular network, pursuant to Ministerial Decree No. KM.37 of 1999:

Description	Tariff
Access charge	Rp850 / successful call
Usage charge	Rp550 / successful paid minute
In addition, since June 2004, the Company has provided IDD services. Currently, the Company’s IDD service can be accessed by subscribers of all telecommunication operators in Indonesia. Interconnection and access charges for originating calls using the Company’s IDD service or terminating incoming international calls routed through the Company’s international voice telecommunications gateway are negotiated with each respective domestic operator.

iv.	Satellite Phone Interconnection

Since the fourth quarter of 2001, the Company has been receiving a share of revenues arising from interconnection transactions with PSN, a national satellite operator. Under the agreement, in respect of the interconnection calls between the Company and PSN, the Company receives Rp800 per minute for network charges and an additional Rp300 per minute origination fee if the call originates from the Company’s fixed line network.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs (continued)
v.	VoIP Interconnection

Previously, Minister of Communications Decree No. KM.23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the Minister of Communications issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the Minister of Communications. Currently, the Minister of Communications has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at agreed fixed amount per minute.
Public Phone Kiosk (“Wartel”) Tariff

On August 7, 2002, the Minister of Communications issued Decree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls. It also provides that the airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenue.

The Government issued Ministry Regulation No. PM.05/Per/M.KOMINFO/I/2006 dated January 30, 2006 about Public Phone Kiosk Operation which replace the Minister of Communications Decree No. KM.46 year 2002. There are no tariff differences between both decrees. This regulation is effective upon its issuance date.

Tariff for Other Services

The tariffs for satellite rental, and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

Universal Service Obligation (“USO”)

On September 30, 2005, the MoCI issued Regulation No. 15/PER/M.KOMINFO/9/2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS
a.	Capital Expenditures

As of December 31, 2006, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	Foreign Currencies	Equivalent
Currencies	(in millions)	in Rupiah
Rupiah	—	6,484,482
U.S. Dollar	504	4,554,896
Euro	130	1,546,220

Total		12,585,598

The above balance includes the following significant agreements:
(i)	Procurement Agreements

In August 2004, Telkomsel entered into the following agreements with Motorola Inc and PT Motorola Indonesia, Ericsson AB and PT Ericsson Indonesia, Nokia Corporation and PT Nokia Network, and Siemens AG, for the maintenance and procurement of equipment and related services, involving:
•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)
The agreements contain lists of charges to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the roll-out period, upon the issuance of Purchase Order (“PO”).

The agreements are valid and effective as of the execution date by the respective parties for a period of three years, provided that the suppliers are able to meet requirements set out in each PO. In the event that the suppliers fail to meet those requirements, Telkomsel may terminate the agreements at its sole discretion with a prior written notice.

In accordance with the agreements, the parties also agreed that the charges specified in the price list would apply to equipment and services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the effective date, except for those acquired from Siemens under TSA relating to equipment and the maintenance of Telkomsel’s Switching Sub System (“SSS”) and Base Station Subsystem (“BSS”) that were acquired between July 1, 2004 and the effective date. Prices are subject to quarterly review.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(i)	Procurement Agreements (continued)

Subsequently, for the purpose of providing telecommunications services with 3G technology, in September and October 2006, Telkomsel entered into agreements with Nokia Corporation and PT Nokia Network, Ericsson AB and PT Ericsson Indonesia, and Siemens Network GmbH and Co.KG, for network contsruction (Roll-out Agreement) and PT Nokia Network, Ericsson Indonesia; and Siemens Network GmbH and Co.KG for network operations and maintenance (Managed Operations Agreement and Technical Support Agreement). The agreements are valid and effective as of the execution date by the respective parties (the effective date) until the later of December 31, 2008 and the date on which the last PO terminates under the agreement or expires in respect of any PO issued prior to December 31, 2008 providing that the supplier are able to meet requirements set out in each PO.

(ii)	Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI

On November 12, 2003 which then amended on November 27, 2006, the Company entered into an agreement with PT INTI for the construction and procurement of optical network, as well as a network management system and other related services and equipment, for Regional Division III (West Java) amounting to US$3.2 million and Rp130,293 million. As of December 31, 2006, total purchase commitment amounting Rp58,575 million.

(iii)	Ring JASUKA Backbone with NEC-Siemens Consortium

On June 10, 2005, the Company entered into an agreement with NEC-Siemens Consortium for the procurement and installation of an optical cable transmission of RING I (link Jakarta – Tanjung Pandan – Pontianak – Batam – Dumai – Pekanbaru – Palembang – Jakarta) and RING II (link Medan – Padang – Pekanbaru – Medan). The agreement has been amended several times and the total contract based on the latest amendment dated 7 February 2007 amounting to US$45 million and Rp156,855 million. This agreement is based on a turnkey arrangement. As of December 31, 2006, total purchase commitment amounting Rp2,444 million.

(iv)	Expansion NSS, BSS and PDN FWA CDMA System Project in Regional Division I and IV with Huawei Consortium

On January 6, 2006, the Company entered into a Partnership Agreement with Huawei Consortium for FWA CDMA expansion Project NSS, BSS and PDN system in Regional Division I and IV amounting to US$27.7 million and Rp150,234 million for period 3 years (2006-2008) with option of 2 years extension (2009-2010) amounting to US$12.3 million and Rp39,972 million. Huawei consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement, for period of 3 years (2006-2008) in return for a consideration of Rp10,450 million. As of December 31, 2006, total purchase commitment amounting US$40 million and Rp190,206 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(v)	CDMA 2000 IX in Regional Division V with PT Samsung Telecommunication Indonesia

On June 8, 2006, which was amended on August 1, 2006 and later on December 18, 2006, the Company entered into an agreement with PT Samsung Telecommunication Indonesia for Procurement and Installation of CDMA 2000 IX in Regional Division V (East Java) amounting to US$8.4 million plus Rp12,008 million. As of December 31, 2006, total purchase commitment amounting US$0.8 million and Rp12,008 million.

(vi)	Expansion of Submarine Cable System Capacity Surabaya-Ujung Pandang-Banjarmasin with NEC Corporation

On August 16, 2006, the Company entered into an agreement with NEC Corporation for Expansion of Submarine Cable System Capacity Surabaya–Ujung Pandang–Banjarmasin amounting to US$6.7 million plus Rp8,132 million. The payment will be made based on 100% of contract value for each sub-system after Acceptance Report-1 issued by the Company. As of December 31, 2006, total purchase commitment amounting US$6.7 million and Rp8,132 million.

(vii)	PSTN Interface Expansion and Enhancement in 114 locations with PT Siemens Indonesia

On September 27, 2006, the Company entered into a procurement and installation agreement with PT Siemens Indonesia for the PSTN Interface Expansion and Enhancement in 114 locations amounting to Rp229,900 million. The payment will be made based on the completion in each location which is 100% of lump-sum price for the location. As of December 31, 2006, total purchase commitment amounting Rp187,144 million.

(viii)	Expansion NSS, BSS and PDN FWA CDMA System Project in Regional Division V with Samsung Consortium

On October 13, 2006, the Company entered into a procurement and installation agreement with Samsung Consortium for Expansion NSS, BSS and PDN FWA CDMA System Project in Regional Division V (East Java) amounting to US$59.9 million plus Rp94,759 million. Samsung Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement for period 3 years (2006-2008) in return for a consideration of Rp29,998 million. As of December 31, 2006, total purchase commitment amounting US$59.9 million and Rp124,757 million.

(ix)	Expansion NSS, BSS and PDN System Project in Regional Division VI with ZTE Consortium

On November 28, 2006, the Company entered into a procurement and installation agreement with ZTE Consortium for Expansion NSS, BSS and PDN System Project in Regional Division VI (Kalimantan) amounting to US$22.5 million plus Rp57,168 million. ZTE Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement, for period 3 years (2006-2008) in return for a consideration of Rp8,925 million. As of December 31, 2006, total purchase commitment amounting US$22.5 million and Rp66,093 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(x)	Interface Expansion V.52, E1, Circuit, E1 PRA, CCS#7, CLIP and Enhancement PSTN Central 5ESS Project with PT Lintas Teknologi Indonesia

On November 29, 2006, the Company entered into a procurement and installation agreement with PT Lintas Teknologi Indonesia for Interface Expansion V.52, E1, Circuit, E1 PRA, CCS#7, CLIP and Enhancement PSTN Central 5ESS Project amounting to Rp69,795 million. As of December 31, 2006, total purchase commitment amounting Rp38,305 million.

(xi)	Optical Access Network (“OAN”) Project Batch III in Regional Division IV with Huawei Consortium

On November 30, 2006, the Company entered into a procurement and installation agreement with Huawei Consortium for Optical Access Network (OAN) Project Batch III in Regional Division IV (Central Java and Daerah Istimewa Yogyakarta) amounting to US$3.2 million plus Rp64,776 million. As of December 31, 2006, total purchase commitment amounting US$3.2 million and Rp64,776 million.

(xii)	Expansion NSS, BSS and PDN System Project in Regional Division II with Huawei Consortium

On December 8, 2006, the Company entered into a procurement and installation agreement with Huawei Consortium for Expansion NSS, BSS and PDN System Project in Regional Division II (Jakarta) amounting to US$25.3 million plus Rp131,045 million. Huawei Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement for period 3 years (2006-2008) in return for a consideration of Rp11,509 million. As of December 31, 2006, total purchase commitment amounting US$25.3 million and Rp142,554 million.

(xiii)	Expansion NSS, BSS and PDN System Project in Regional Division III with Huawei Consortium

On December 8, 2006, the Company entered into a procurement and installation agreement with Huawei Consortium for Expansion NSS, BSS and PDN System Project in Regional Division III (West Java and Banten) amounting to US$9.8 million plus Rp55,261 million. Huawei Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement, for period 3 years (2006-2008) in return for a consideration of Rp4,217 million. As of December 31, 2006, total purchase commitment amounting US$9.8 million and Rp59,478 million.

(xiv)	Optical Access Network (“OAN”) Project Batch IV in Regional Division VI with Alcatel – Inti Consortium

On December 18, 2006, the Company entered into a procurement and installation agreement with Alcatel-Inti Consortium for Optical Access Network (OAN) Batch IV in Regional Division VI (Kalimantan) amounting to US$3.7 million plus Rp70,022 million. As of December 31, 2006, total purchase commitment amounting US$3.7 million and Rp70,022 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(xv)	Optical Access Network (“OAN”) Project Batch I in Regional Divison I and III with Opnet-Olexindo Consortium

On December 29, 2006, the Company entered into a procurement and installation agreement with Opnet – Olexindo Consortium for OAN Project Batch I in Regional Division I and III amounting to US$3.0 million and Rp67,288 million. As of December 31, 2006, total purchase commitment amounting to US$3.0 million and Rp67,288 million.

(xvi)	Optical Access Network (“OAN”) Project Batch II in Regional Division II with Opnet-Olexindo Consortium

On December 29, 2006, the Company entered into a procurement and installation agreement with Opnet-Olexindo Consortium for OAN Project Batch II in Regional Division II (Jakarta) amounting to US$4.0 million plus Rp61,355 million. As of December 31, 2006, total purchase commitment amounting to US$4.0 million and Rp61,355 million.

(xvii)	Ring JDCS (Jember-Denpasar Cable System) with ZTE Consortium.

On December 29, 2006, the Company entered into a procurement and installation agreement with ZTE Consortium for ring JDCS (Jember-Denpasar Cable System) amounting to US$10.2 million and Rp16,136 million. As of December 31, 2006, total purchase commitment amounting US$10.2 million and Rp16.136 million.
b.	Borrowings and other credit facilities
(i)	Telkomsel has a combined US$20 million facility with Standard Chartered Bank, Jakarta for import L/C, bank guarantee, standby L/C and foreign exchange. The borrowing facility expires in December 2006 and has been rolled over up to December 2007. Under the facility, at December 31, 2006, Telkomsel has issued bank guarantees totaling Rp120 billion (equivalent to US$13.3 million). The bank guarantees consists of guarantees for the import facility and 3G performance bond (Note 51c(ii)) amounting to Rp100 billion and Rp20 billion, respectively. Borrowings under the facility bear interest at SIBOR plus 2% per annum (US$), and at a rate equal to the three-month Bank Indonesia certificate plus 2% per annum (Rupiah); for other currencies the interest rate is based on the bank cost of funds plus 2%. As of December 31, 2005 and 2006, there were no outstanding loans under this facility.

(ii)	The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include inter alia, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. Management of Telkomsel is not aware of any breaches of the terms of these agreements and does not foresee any such breaches occurring in the future.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
c.	Others
(i)	Employee Benefits

On March 24, 2006, Telkomsel and its Labour Union (Serikat Pekerja Telkomsel) signed a collective labour agreement which is valid until March 23, 2008. Based on the agreement, Telkomsel shall provide Long Service Leave and Post Retirement Insurance to its employees. Those benefits are subject to further agreement between Telkomsel and Labour Union which has not been made until the date of this report. Accordingly, it is not possible to determine the amount of the benefits as of December 31, 2006.

(ii)	3G License

With reference to Decision Letter No. 07/PER/M.KOMINFO/2/2006 of the Minister of Communication and Information Technology, as one of the successful bidders, Telkomsel amongst other requirements, is required to:
1.	Pay an annual right of usage (BHP) fee which is determined based on a certain formula over the license term of 10 years. The BHP for the first year was paid in March 2006. The commitments as of December 31, 2006 arising from the BHP up to the expiry period of the license using the formula set forth in the decision letter are as follow:

Radio Frequency Usage
Year	BI Rates (%)	Index (multiplier)	Tariff
1	—	—	20% x HL
2	R1	I1 = (1 + R1)	40% x I1 x HL
3	R2	I2 = I1(1 + R2)	60% x I2 x HL
4	R3	I3 = I2(1 + R3)	100% x I3 x HL
5	R4	I4 = I3(1 + R4)	130% x I4 x HL
6	R5	I5 = I4(1 + R5)	130% x I5 x HL
7	R6	I6 = I5(1 + R6)	130% x I6 x HL
8	R7	I7 = I6(1 + R7)	130% x I7 x HL
9	R8	I8 = I7(1 + R8)	130% x I8 x HL
10	R9	I9 = I8(1 + R9)	130% x I9 x HL
Notes :

Ri	=	average Bank Indonesia rate from previous year
HL (auction price)	=	Rp 160 billion
Index	=	adjustment to the bidding price for respective year
The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the Directorate General of Post and Telecommunication.

2.	Provide roaming access for the existing 3G operators

3.	Contribute to USO development

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
c.	Others (continued)
(ii)	3G License (continued)
4.	Construct a 3G network which cover at least the following provinces:

Minimum number
Year	of provinces
1	2
2	5
3	8
4	10
5	12
6	14
5.	Issue a performance bond each year amounting to Rp20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher. Such performance bond shall be redeemed by the Government if Telkomsel is not able to meet the requirements set out in the above mentioned decision letter or upon cancellation/termination of the license, or if Telkomsel decides to return the license voluntarily.
52.	CONTINGENCIES
a.	In the ordinary course of business, the Company has been named as a defendant in various legal actions in relation with land disputes, other disputes involving premium call billing and telecommunication billing. Based on management’s estimate of the probable outcomes of these matters, the Company accrued Rp33,116 million as of December 31, 2005 and 2006.

b.	On August 13, 2004, the Commissions for Business Competition Watch (Komisi Pengawas Persaingan Usaha, “KPPU”) issued a verdict with its dictum stating that the Company had breached article 15 verse (3) and article 19 verse a and b of Law No.5/1999 on Anti Monopolistic Practices and Unfair Business Competition (“Competition Law”). As consequences, KPPU has dropped the agreement clauses between the Company and Warung Telkom (“kiosk”) provider which stated that Warung Telkom provider can only sell the Company’s telecommunication service and/or product. KPPU subsequently ordered the Company to open the channel of international calls to other international call operators in Warung Telkom. Pursuant to the KPPU verdict, the Company has filed an objection to District Court of Bandung which then issued a verdict on December 7, 2004 that granted the Company’s objection and dropped the KPPU’s verdict on August 13, 2004. On January 4, 2005, KPPU filed an appeal to the Indonesian Supreme Court. On January 15, 2007, the Indonesian Supreme Court issued a verdict which granted the KPPU’s appeal and dropped the verdict of District Court of Bandung. The Company believes that there is no significant losing revenue impact.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	CONTINGENCIES (continued)
c.	In December 2005, the West Java Police Department initiated investigations related to an alleged violation of anti-corruption law, in particular the provision of interconnection services to Napsindo, the Company’s subsidiary, and Globalcom, a Malaysian company, at an incorrect tariff for the Company’s network for the provision of illegal VoIP services, and misuse of authority in procuring telecommunication equipment. It is also understood that one of the investigations relates to the Company’s guarantee of a bank loan obtained by Napsindo. During the investigation, former directors and employees of the Company were held in custody by the West Java Police Department for further investigation. On May 10, 2006, such individuals were released from police custody after the expiration of the maximum period of 120 days allowed for police custody of suspects for investigation purposes. These investigations are on-going. As of the date of the consolidated financial statements, the police have not found sufficient evidence to properly transfer the case to the High Attorney Office for indictment.

A former Director of Human Resources and an employee of the Company were indicted under the anti-corruption law in Bandung District Court relating to allegations of misuse of authority in producing consultancy services resulting in losses of Rp789 million. On May 2, 2007, the Bandung District Court found the defendants guilty and sentenced each defendant to a one-year prison term and given Rp50 million for penalty. The defendant have filed and appeal with the West Java High Court objecting to the District Court ruling. As of the date of the consolidated financial statements, no decision has been reached on appeal.

On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunications facilities in connection with the provision of VoIP services, whereby one of Company’s former employees and four of the Company’s employees in KSO VII were named suspects. As a result of the investigations, one of Company’s former employees and two of the Company’s employees were indicted in the Makassar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII. As of the date of the consolidated financial statements, the District Courts have not issued their verdicts.
The Company does not believe that any subsequent investigation or court decision will have significant financial impact to the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2005		2006
	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent
Assets
Cash and cash equivalents
U.S. Dollar	81.96	805,489	159.59	1,443,160
Euro	59.14	689,472	71.30	845,448
Japanese Yen	—	—	1.95	148
Trade receivables
Related parties
U.S. Dollar	1.64	16,112	0.93	8,327
Third parties
U.S. Dollar	19.46	191,199	40.10	360,420
Other receivables
U.S. Dollar	0.30	2,910	0.56	5,077
Euro	0.01	88	0.03	402
Great Britain Poundsterling	—	—	—	37
Other current assets
U.S. Dollar	13.63	133,926	0.10	937
Advances and other non-current assets
U.S. Dollar	2.25	22,162	3.59	32,314
Escrow accounts
U.S. Dollar	12.89	126,128	—	—

Total assets		1,987,486		2,696,270

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2005		2006
	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent
Liabilities
Trade payables
Related parties
U.S. Dollar	15.09	148,423	0.28	2,501
Singapore Dollar	—	—	—	20
Third parties
U.S. Dollar	125.40	1,233,050	28.58	257,495
Euro	68.30	796,343	1.55	18,377
Japanese Yen	66.03	5,508	—	—
Singapore Dollar	0.01	33	0.41	2,411
Great Britain Pound Sterling	—	14	0.04	630
Myanmar Kyat	—	—	—	12
Other payables
U.S. Dollar	—	—	0.06	573
Great Britain Pound Sterling	—	—	—	2
Accrued expenses
U.S. Dollar	21.01	206,639	199.18	1,793,609
Euro	8.79	102,509	104.61	1,239,946
Japanese Yen	52.85	4,433	74.13	5,610
Singapore Dollar	0.42	2,497	0.35	2,039
Advances from customers and suppliers
U.S. Dollar	0.15	1,474	—	—
Current maturities of long-term liabilities
U.S. Dollar	150.43	1,479,401	142.84	1,286,306
Euro	14.67	171,087	14.68	173,996
Japanese Yen	1,142.91	95,876	1,142.91	86,496
Long-term liabilities
U.S. Dollar	662.39	6,514,501	523.76	4,716,467
Euro	22.01	256,631	7.34	86,998
Japanese Yen	14,384.68	1,206,700	13,241.77	1,002,137

Total liabilities		12,225,119		10,675,625

Net liabilities		(10,237,633)		(7,979,355)

The Company and subsidiaries’ activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

The Company and subsidiaries’ overall risk management program focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company and subsidiaries. Management provides written policy for foreign currency risk management mainly through time deposits placement and hedging to cover foreign currency risk exposure for the time range of 3 up to 12 months.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUBSEQUENT EVENT
a.	On February 2, 2007, Jakarta and the area of Regional Division II (Jakarta) were massively flooded. At the date of issuance of these consolidated financial statements, the Company and subsidiaries are still calculating loss resulting from that catastrophe. The damaged telecommunication infrastructures have been covered by insurance.

b.	On March 6, 2007, based on notarial deed No. 3 of Titien Suwartini, S.H. and approved by Ministry of Justice and Human Rights in its decision letter No. W8-00573.HT.01.04-TH.2007 in relation to the amendment of the Company’s Articles of Association, the name of PT Aria West International, a subsidiary, has been changed to PT Telekomunikasi Indonesia International. At the same time, its business operation has been expanded to include international businesses. All changes have been approved by Capital Investment Coordinating Board in its decision letter No. 20/III/PMDN/2007 dated March 1, 2007.

c.	On April 27, 2007, the Company became a member of Asia-America Gateway (AAG) consortium by signing Construction and Maintenance Agreement (C&MA) and Supply Contract with AAG. AAG is an undersea cable consortium comprising 19 companies. The Company paid US$30 million to be the part of AAG consortium. Through AAG, the Company will acquire 30 Gbps international bandwith at the end of 2008 in the AAG configuration that will be laid from Malaysia to the United States.
55.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA

PSAK 50 (Revised 2006), “Financial Instruments: Presentations and Disclosures”. In December 2006, the Financial Accounting Standard Board in Indonesia issued PSAK 50 (Revised 2006), “Financial Instruments: Presentations and Disclosures” which amends PSAK 50, “Accounting for Investments in Certain Securities”. PSAK 50 (Revised 2006) gives guidance on how to disclose and present financial instruments in the financial statements and whether a financial instrument is a financial liability or an equity instrument. This Standard applies to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. PSAK 50 (Revised 2006) complements the principles for recognizing and measuring financial assets and financial liabilities in PSAK 55 (Revised 2006). PSAK 50 (Revised 2006) shall be effective after January 1, 2009. It is not expected that the adoption of PSAK 50 (Revised 2006) will have material effect on the Company’s consolidated financial statements.

PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”. In December 2006, the Financial Accounting Standard Board in Indonesia issued PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement” which amends PSAK 55 (Revised 1999), “Accounting for Derivatives Instruments and Hedging Activities”. PSAK 55 (Revised 2006) provides guidance on how to recognize, measure and derecognize financial asset and liability including derivative instruments. It also provides guidance on the recognition and measurement of sales and purchase contracts of non-financial items. PSAK 55 (Revised 2006) shall be effective after January 1, 2009. It is not expected that the adoption of PSAK 55 (Revised 2006) will have material effect on the Company’s consolidated financial statements.